File Nos. 333-34817
                                                                 811-07060
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933               [ ]
     Pre-Effective Amendment No. 1                                    [X]
     Post-Effective Amendment No.                                     [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [ ]
     Amendment No. 7                                                  [X]

                      (Check appropriate box or boxes.)

     COVA VARIABLE ANNUITY ACCOUNT FIVE
     ___________________________________
     (Exact Name of Registrant)

     COVA FINANCIAL LIFE INSURANCE COMPANY
     ______________________________________
     (Name of Depositor)

     4100 Newport Place Drive, Suite 840, Newport Beach, CA      92600
     ______________________________________________________      ______
     (Address of Depositor's Principal Executive Offices)      (Zip Code)


Depositor's Telephone Number, including Area Code (800) 831-5433
                                                  ______________

     Name and Address of Agent for Service
          Lorry J. Stensrud, President
          Cova Financial Life Insurance Company
          One Tower Lane, Suite 3000
          Oakbrook Terrace, Illinois  60181-4644
          (800) 831-5433

     Copies to:
          Judith A. Hasenauer     and          Frances S. Cook
          Blazzard, Grodd & Hasenauer, P.C.    First Vice President and
          943 Post Road East                   Associate Counsel
          P.O. Box 5108                        Cova Financial Life Insurance
          Westport, CT  06881                       Company
          (203) 226-7866                       One Tower Lane, Suite 3000
                                               Oakbrook Terrace, IL 60181-4644


Approximate Date of Proposed Public Offering:
   As soon as practicable after the effective date of this Filing.

Title of Securities Being Registered:
   Individual Deferred Variable Annuity Contracts.

==============================================================================

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                               EXPLANATORY NOTE

==============================================================================

This Registration Statement contains two prospectuses (Version A and Version B). The two versions are identical except for the funding options. These Prospectuses will be filed with the Commission pursuant to Rule 497 under the Securities Act of 1933. The Registrant undertakes to update this Explanatory Note, as needed, each time a Post-Effective Amendment is filed.

==============================================================================

          CROSS REFERENCE SHEET
          (required by Rule 495)

Item No.                                           Location
--------                                           --------

          PART A

Item 1.   Cover Page . . . . . . . . . . . . . .   Cover Page

Item 2.   Definitions  . . . . . . . . . . . . .   Index of Special Terms

Item 3.   Synopsis . . . . . . . . . . . . . . .   Profile

Item 4.   Condensed Financial Information  . . .   Not Applicable

Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies . .   Other Information - Cova; The
                                                   Separate Account; Investment
                                                   Options

Item 6.   Deductions and Expenses. . . . . . . .   Expenses

Item 7.   General Description of Variable
          Annuity Contracts. . . . . . . . . . .   The Fixed and Variable Annuity

Item 8.   Annuity Period . . . . . . . . . . . .   Income Phase

Item 9.   Death Benefit. . . . . . . . . . . . .   Death Benefit

Item 10.  Purchases and Contract Value . . . . .   Purchase

Item 11.  Redemptions. . . . . . . . . . . . . .   Access to Your Money

Item 12.  Taxes. . . . . . . . . . . . . . . . .   Taxes

Item 13.  Legal Proceedings. . . . . . . . . . .   None

Item 14.  Table of Contents of the Statement of
          Additional Information . . . . . . . .   Table of Contents of the
                                                   Statement of Additional
                                                   Information

          CROSS REFERENCE SHEET
          (required by Rule 495)

Item No.                                           Location
--------                                           --------

          PART B

Item 15.  Cover Page . . . . . . . . . . . . . .   Cover Page

Item 16.  Table of Contents. . . . . . . . . . .   Table of Contents

Item 17.  General Information and History. . . .   Company

Item 18.  Services . . . . . . . . . . . . . . .   Not Applicable

Item 19.  Purchase of Securities Being Offered .   Not Applicable

Item 20.  Underwriters . . . . . . . . . . . . .   Distribution

Item 21.  Calculation of Performance Data. . . .   Performance Information

Item 22.  Annuity Payments . . . . . . . . . . .   Annuity Provisions

Item 23.  Financial Statements . . . . . . . . .   Financial Statements



                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.



                               PART A - VERSION A


COVA FINANCIAL LIFE INSURANCE COMPANY                  ____________, 1997


           PROFILE of the Fixed and Variable Annuity Contract


THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD CONSIDER AND KNOW BEFORE PURCHASING THE CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE PROSPECTUS WHICH ACCOMPANIES THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY.

1. THE ANNUITY CONTRACT. The fixed and variable annuity contract offered by Cova is a contract between you, the owner, and Cova, an insurance company. The Contract provides a means for investing on a tax-deferred basis in a fixed account of Cova and 37 investment portfolios. The Contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.

The fixed account offers an interest rate that is guaranteed by the insurance company, Cova. While your money is in the fixed account, the interest your money will earn as well as your principal is guaranteed by Cova.

This Contract also offers 37 investment  portfolios  which are listed in Section
4. These portfolios are designed to offer a potentially better return than the fixed account. However, this is NOT guaranteed. You can also lose your money.

You can put money in up to 15 of the investment portfolios and the fixed account. (If you are participating in an asset allocation program, this limit may not apply). You can transfer between accounts up to 12 times a year without charge or tax implications. After 12 transfers, the charge is $25 or 2% of the amount transferred, whichever is less.

The Contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your Contract.

The amount of money you are able to accumulate in your account during the accumulation phase will determine the amount of income payments during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE). If you want to receive regular income from your annuity, you can choose one of three options: (1) monthly payments for your life (assuming you are the annuitant); (2) monthly payments for your life, but with payments continuing to the beneficiary for 5, 10 or 20 years (as you select) if you die before the end of the selected period; and (3) monthly payments for your life and for the life of another person (usually your spouse) selected by you. Once you begin receiving regular payments, you cannot change your payment plan.

During the income phase, you have the same investment choices you had during the accumulation phase. You can choose to have payments come from the fixed account, the investment portfolios or both. If you choose to have any part of your payments come from the investment portfolios, the dollar amount of your payments may go up or down.

3. PURCHASE. You can buy this Contract with $5,000 or more under most circumstances. You can add $2,000 or more any time you like during the accumulation phase. Your registered representative can help you fill out the proper forms.

4. INVESTMENT OPTIONS. You can put your money in any or all of these investment portfolios which are described in the prospectuses for the funds. Currently, if you are not participating in an asset allocation program, you can invest in 15 investment portfolios at any one time.

AIM VARIABLE INSURANCE FUNDS, INC.:
      MANAGED BY A I M ADVISORS, INC.
      AIM V.I. Capital Appreciation Fund
      AIM V.I. International Equity Fund
      AIM V.I. Value Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.:
      MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.
      Premier Growth Portfolio
      Real Estate Investment Portfolio

LIBERTY VARIABLE INVESTMENT TRUST:
      MANAGED BY NEWPORT FUND MANAGEMENT INC.
      Newport Tiger, Variable Series

GENERAL AMERICAN CAPITAL COMPANY:
      MANAGED BY CONNING ASSET MANAGEMENT COMPANY
      Money Market Fund

COVA SERIES TRUST:
      MANAGED BY J. P. MORGAN INVESTMENT MANAGEMENT INC.
      Small Cap Stock Portfolio
      Large Cap Stock Portfolio
      Select Equity Portfolio
      International Equity Portfolio
      Quality Bond Portfolio
      MANAGED BY LORD, ABBETT & CO.
      Bond Debenture Portfolio
      Large Cap Research Portfolio
      Developing Growth Portfolio
      Mid Cap Value Portfolio
      Lord Abbett Growth & Income Portfolio

INVESTORS FUND SERIES:
      MANAGED BY ZURICH KEMPER VALUE ADVISORS, INC.
      Kemper Small Cap Value Portfolio
      MANAGED BY ZURICH KEMPER INVESTMENTS, INC.
      Kemper Government Securities Portfolio
      Kemper Small Cap Growth Portfolio

LORD ABBETT SERIES FUND, INC.
      MANAGED BY LORD, ABBETT & CO.
      Growth and Income Portfolio

MFS VARIABLE INSURANCE TRUST:
      MANAGED BY MASSACHUSETTS FINANCIAL SERVICES COMPANY
      MFS Emerging Growth Series
      MFS Research Series
      MFS Growth With Income Series
      MFS High Income Series
      MFS World Governments Series
      MFS/Foreign & Colonial Emerging Markets Equity Series

OPPENHEIMER VARIABLE ACCOUNT FUNDS:
      MANAGED BY OPPENHEIMER FUNDS, INC.
      Oppenheimer High Income Fund
      Oppenheimer Bond Fund
      Oppenheimer Growth Fund
      Oppenheimer Growth & Income Fund
      Oppenheimer Strategic Bond Fund

PUTNAM VARIABLE TRUST:
      MANAGED BY PUTNAM INVESTMENT MANAGEMENT, INC.
      Putnam VT Growth and Income Fund
      Putnam VT International Growth Fund
      Putnam VT International New Opportunities Fund
      Putnam VT New Value Fund
      Putnam VT Vista Fund

Depending upon market conditions, you can make or lose money in any of these portfolios.

5. EXPENSES. The Contract has insurance features and investment features, and there are costs related to each.

Each year Cova deducts a $30 contract maintenance charge from your Contract. Cova currently waives this charge if the value of your Contract is at least $50,000. Cova also deducts for its insurance charges which total 1.40% of the average daily value of your Contract allocated to the investment portfolios.

If you take your money out, Cova may assess a withdrawal charge which is equal to 5% of the purchase payment you withdraw. When you begin receiving regular income payments from your annuity, Cova will assess a state premium tax charge, if applicable, which ranges from 0-4% depending upon the state.

There are also investment charges which currently range from .205% to 1.50% of the average daily value of the investment portfolio depending upon the investment portfolio.

The following chart is designed to help you understand the expenses in the Contract. The column "Total Annual Expenses" shows the total of the $30 contract maintenance charge (which is represented as .10% below), the 1.40% insurance charges and the investment expenses for each investment portfolio. The next two columns show you two examples of the expenses, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. For year 1, the Total Annual Expenses are assessed as well as the withdrawal charges. For year 10, the example shows the aggregate of all the annual expenses assessed for the 10 years, but there is no withdrawal charge.

The premium tax is assumed to be 0% in both examples.

                                                                                    Examples:
                                                                                    Total Annual Expenses
                                                      Total Annual                  at end of:
                                  Total Annual        Portfolio     Total Annual    (1)        (2)
Portfolio                         Insurance Charges   Expenses      Expenses        1 Year     10 Years
---------                         -----------------   --------      --------        ------     --------
MANAGED A I M ADVISORS, INC.
AIM V.I. Capital Appreciation         1.50%              .73%         2.23%         $72.59      $254.10
AIM V.I. International Equity         1.50%              .96%         2.46%         $74.90      $277.23
AIM V.I. Value                        1.50%              .73%         2.23%         $72.59      $254.10

MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.
Premier Growth                        1.50%              .95%         2.45%         $74.80      $276.23
Real Estate Investment                1.50%              .95%         2.45%         $74.80      $276.23

MANAGED BY NEWPORT FUND MANAGEMENT, INC.
Newport Tiger, Variable               1.50%             1.27%         2.77%         $78.00      $307.49

MANAGED BY CONNING ASSET MANAGEMENT COMPANY
Money Market                          1.50%             .205%         1.71%         $67.31      $199.08

MANAGED BY J. P. MORGAN INVESTMENT MANAGEMENT INC.
Small Cap Stock                       1.50%              .95%         2.48%         $74.80      $276.23
Large Cap Stock                       1.50%              .75%         2.25%         $72.80      $256.13
Select Equity                         1.50%              .85%         2.35%         $73.80      $266.24
International Equity                  1.50%              .95%         2.48%         $74.80      $276.23
Quality Bond                          1.50%              .65%         2.15%         $71.79      $245.92

MANAGED BY LORD, ABBETT & CO.
Bond Debenture                        1.50%              .85%         2.35%         $73.80      $266.24
Large Cap Research                    1.50%             1.10%         2.60%         $76.30      $291.02
Developing Growth                     1.50%             1.00%         2.50%         $75.30      $281.19
Mid Cap Value                         1.50%             1.10%         2.60%         $76.30      $291.02
Lord Abbett Growth & Income           1.50%              .75%         2.25%         $72.80      $256.13

MANAGED BY ZURICH KEMPER VALUE ADVISORS, INC.
Kemper Small Cap Value                1.50%              .95%         2.45%         $74.80      $276.23

MANAGED BY ZURICH KEMPER INVESTMENTS, INC.
Kemper Government Securities          1.50%              .66%         2.16%         $71.89      $246.95
Kemper Small Cap Growth               1.50%              .75%         2.25%         $72.80      $256.13

MANAGED BY LORD, ABBETT & CO.
Growth and Income                     1.50%              .59%         2.09%         $71.19      $239.74

MANAGED BY MASSACHUSETTS FINANCIAL SERVICES COMPANY
MFS Emerging Growth                   1.50%             1.00%         2.50%         $75.30      $281.19
MFS Research                          1.50%             1.00%         2.50%         $75.30      $281.19
MFS Growth With Income                1.50%             1.00%         2.50%         $75.30      $281.19
MFS High Income                       1.50%             1.00%         2.50%         $75.30      $281.19
MFS World Governments                 1.50%             1.00%         2.50%         $75.30      $281.19
MFS/Foreign & Colonial Emerging
Markets Equity                        1.50%             1.50%         3.00%         $80.29      $______

MANAGED BY OPPENHEIMERFUNDS, INC.
Oppenheimer High Income               1.50%              .81%         2.31%         $73.40      $262.21
Oppenheimer Bond                      1.50%              .78%         2.28%         $73.10      $259.18
Oppenheimer Growth                    1.50%              .79%         2.29%         $73.20      $260.19
Oppenheimer Growth & Income           1.50%             1.00%         2.50%         $75.30      $281.19
Oppenheimer Strategic Bond            1.50%              .85%         2.35%         $73.80      $266.24

MANAGED BY PUTNAM INVESTMENT MANAGEMENT, INC.
Putnam VT Growth and Income           1.50%              .54%         2.04%         $70.69      $234.55
Putnam VT International Growth        1.50%              .98%         2.48%         $75.10      $279.21
Putnam VT International New
Opportunities                         1.50%             1.39%         2.89%         $79.19      $318.93
Putnam VT New Value                   1.50%              .83%         2.33%         $73.60      $264.23
Putnam VT Vista                       1.50%              .81%         2.31%         $73.40      $262.21

6. TAXES. Your earnings are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income.

7. ACCESS TO YOUR MONEY. You can take money out at any time during the accumulation phase. After the first year, you can take up to 10% of your total purchase payments each year without charge from Cova. Withdrawals in excess of that will be charged 5% of each payment you take out. Each purchase payment you add to your Contract has its own 5 year withdrawal charge period. After Cova has had a payment for 5 years, there is no charge for withdrawing that payment. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

8. PERFORMANCE. The value of the Contract will vary up or down depending upon the investment performance of the Portfolio(s) you choose. Cova may provide total return figures for each investment portfolio. The total return figures are based on historical data and are not intended to indicate future performance. As of the date of this Profile, the sale of the Contracts had not begun. Therefore, no performance is presented here.


9. DEATH BENEFIT. If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit. This death benefit will be the greater of three amounts: 1) the money you've put in less any money you've taken out, and the related withdrawal charges, or 2) the value of your contract at the time the death benefit is to be paid, or 3) the value of your contract at the most recent 5th-year-anniversary before the date of death plus any money you've added since that anniversary minus any money you've taken out since that anniversary, and the related withdrawal charges. If you die after age 80, slightly different rules apply.

10.  OTHER INFORMATION.

     Free Look. If you cancel the Contract within 10 days after receiving it (or within 30 days if you are 60 years or older when we issue the contract), we will send your money back without assessing a withdrawal charge. You will receive whatever your contract is worth on the day we receive your request. This may be more or less than your original payment. If we're required by law to return your original payment, we will put your money in the Money Market Fund during the free look period and will refund the greater of your original payment (less any withdrawals) or the value of your contract.

     No Probate. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate.

     Who should purchase the Contract? The contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

     Additional Features. This contract has additional features you might be interested in. These include:

     You can arrange to have money automatically sent to you each month while your contract is still in the accumulation phase. Of course, you'll have to pay taxes on money you receive. We call this feature the Systematic Withdrawal Program.

     You can arrange to have a regular amount of money automatically invested in investment portfolios each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

     You can arrange to automatically readjust the money between investment portfolios periodically to keep the blend you select. We call this feature Automatic Rebalancing.

     Under certain circumstances, Cova will give you your money without a withdrawal charge if you need it while you're in a nursing home. We call this feature the Nursing Home Waiver.

These features may not be suitable for your particular situation.

11.  INQUIRIES.  If you need more information, please contact us at:

                     Cova Life Sales Company
                     One Tower Lane, Suite 3000
                     Oakbrook Terrace, IL 60181
                     800-523-1661



                                    THE FIXED
                              AND VARIABLE ANNUITY
                                    ISSUED BY
                       COVA VARIABLE ANNUITY ACCOUNT FIVE
                                       AND
                      COVA FINANCIAL LIFE INSURANCE COMPANY


This prospectus describes the Fixed and Variable Annuity Contract offered by Cova Financial Life Insurance Company (Cova).

The annuity contract has 38 investment choices - a fixed account which offers an interest rate which is guaranteed by Cova, and 37 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios. CURRENTLY, IF YOU ARE NOT PARTICIPATING IN AN ASSET ALLOCATION PROGRAM, YOU CAN ONLY INVEST IN 15 INVESTMENT PORTFOLIOS AT ANY ONE TIME.

AIM VARIABLE INSURANCE FUNDS, INC.:
      MANAGED A I M ADVISORS, INC.
      AIM V.I. Capital Appreciation Fund
      AIM V.I. International Equity Fund
      AIM V.I. Value Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.:
      MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.
      Premier Growth Portfolio
      Real Estate Investment Portfolio

LIBERTY VARIABLE INVESTMENT TRUST:
      MANAGED BY NEWPORT FUND MANAGEMENT INC.
      Newport Tiger, Variable Series

GENERAL AMERICAN CAPITAL COMPANY:
      MANAGED BY CONNING ASSET MANAGEMENT COMPANY
      Money Market Fund

COVA SERIES TRUST:
      MANAGED BY J. P. MORGAN INVESTMENT MANAGEMENT INC.
      Small Cap Stock Portfolio
      Large Cap Stock Portfolio
      Select Equity Portfolio
      International Equity Portfolio
      Quality Bond Portfolio
      MANAGED BY LORD, ABBETT & CO.
      Bond Debenture Portfolio
      Large Cap Research Portfolio
      Developing Growth Portfolio
      Mid Cap Value Portfolio
      Lord Abbett Growth & Income Portfolio

INVESTORS FUND SERIES:
      MANAGED BY ZURICH KEMPER VALUE ADVISORS, INC.
      Kemper Small Cap Value Portfolio
      MANAGED BY ZURICH KEMPER INVESTMENTS, INC.
      Kemper Government Securities Portfolio
      Kemper Small Cap Growth Portfolio

LORD ABBETT SERIES FUND, INC.
      MANAGED BY LORD, ABBETT & CO.
      Growth and Income Portfolio

MFS VARIABLE INSURANCE TRUST:
      MANAGED BY MASSACHUSETTS FINANCIAL SERVICES COMPANY
      MFS Emerging Growth Series
      MFS Research Series
      MFS Growth With Income Series
      MFS High Income Series
      MFS World Governments Series
      MFS/Foreign & Colonial Emerging Markets Equity Series

OPPENHEIMER VARIABLE ACCOUNT FUNDS:
      MANAGED BY OPPENHEIMER FUNDS, INC.
      Oppenheimer High Income Fund
      Oppenheimer Bond Fund
      Oppenheimer Growth Fund
      Oppenheimer Growth & Income Fund
      Oppenheimer Strategic Bond Fund

PUTNAM VARIABLE TRUST:
      MANAGED BY PUTNAM INVESTMENT MANAGEMENT, INC.
      Putnam VT Growth and Income Fund
      Putnam VT International Growth Fund
      Putnam VT International New Opportunities Fund
      Putnam VT New Value Fund
      Putnam VT Vista Fund

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Cova Fixed and Variable Annuity Contract.

To learn more about the Cova Fixed and Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated _____, 1997. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at (800) 831-5433 or write us at : One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644.

INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

_____________, 1997.


                               TABLE OF CONTENTS
                                                                   Page
  INDEX  OF  SPECIAL  TERMS
  FEE TABLE
  EXAMPLES
1.  THE  ANNUITY  CONTRACT
2.  ANNUITY  PAYMENTS  (THE  INCOME  PHASE)
3.  PURCHASE
  Purchase  Payments
  Allocation  of  Purchase  Payments
  Accumulation  Units
4.  INVESTMENT  OPTIONS
   AIM Variable Insurance Funds, Inc.
   Alliance Variable Products Series Fund, Inc.
   Liberty Variable Investment Trust
   General American Capital Company
   Cova Series Trust
   Investors Fund Series
   Lord Abbett Series Fund, Inc.
   MFS Variable Insurance Trust
   Oppenheimer Variable Account Funds
   Putnam Variable Trust
  Transfers
  Dollar  Cost  Averaging  Program
  Automatic  Rebalancing  Program
Approved  Asset  Allocation  Programs
Voting  Rights
Substitution
5.  EXPENSES
Insurance  Charges
Contract  Maintenance  Charge
Withdrawal  Charge
Reduction  or  Elimination  of  the
   Withdrawal  Charge
Premium  Taxes
Transfer  Fee
Income  Taxes
Investment  Portfolio  Expenses
6.  TAXES
Annuity  Contracts  in  General
Qualified  and  Non-Qualified  Contracts
Withdrawals  -  Non-Qualified  Contracts
Withdrawals  -  Qualified  Contracts
Withdrawals  -  Tax-Sheltered  Annuities
Diversification
7.  ACCESS  TO  YOUR  MONEY
Systematic  Withdrawal  Program
8.  PERFORMANCE
9.  DEATH  BENEFIT
Upon  Your  Death
Death  of  Annuitant
10.  OTHER  INFORMATION
Cova
The  Separate  Account
Distributor
Ownership
Beneficiary
Assignment
Suspension  of  Payments  or  Transfers
Financial  Statements
TABLE  OF  CONTENTS  OF  THE  STATEMENT  OF
ADDITIONAL  INFORMATION
APPENDIX  - PERFORMANCE INFORMATION



                            INDEX OF SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. They are identified in the text in italic and the page that is indicated here is where we believe you will find the best explanation for the word or term.

                                                                Page
Accumulation  Phase
Accumulation  Unit
Annuitant
Annuity  Date
Annuity  Options
Annuity  Payments
Annuity  Unit
Beneficiary
Fixed  Account
Income  Phase
Investment  Portfolios
Joint  Owner
Non-Qualified
Owner
Purchase  Payment
Qualified
Tax  Deferral



                 COVA VARIABLE ANNUITY ACCOUNT FIVE FEE TABLE

OWNER  TRANSACTION  EXPENSES
Withdrawal  Charge  (see  Note  2  below)     5%  of  purchase  payment  withdrawn

Transfer  Fee  (see  Note  3  below)
     No charge for first 12 transfers in a contract year; thereafter, the fee is $25 per transfer or, if less, 2% of the amount transferred.

Contract  Maintenance  Charge  (see  Note  4  below)     $30  per  contract  per  year

SEPARATE  ACCOUNT  ANNUAL  EXPENSES
(as  a  percentage  of  average  account  value)

Mortality and Expense Risk Premium  1.25%
Administrative Expense Charge        .15%
TOTAL SEPARATE ACCOUNT              -----
ANNUAL EXPENSES                     1.40%

INVESTMENT  PORTFOLIO  EXPENSES
(as  a  percentage of the average daily net assets of an investment portfolio)

AIM VARIABLE INSURANCE FUNDS, INC.

                                        Management                                   Total Annual
                                        Fees                 Other Expenses          Portfolio Expenses
                                        ----                 --------------          ------------------


Managed by A I M Advisors, Inc.

    AIM V.I. Capital Appreciation Fund      .64%                      .09%                .73%
    AIM V.I. International Equity Fund      .75%                      .21%                .96%
    AIM V.I. Value Fund                     .64%                      .09%                .73%

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
                                                                                        Total Annual
                                                                 Other Expenses         Portfolio Expenses
                                            Management           (after expense         (after expense
                                            Fees                  reimbursement)        reimbursement)*
                                            ----                  --------------        ---------------


Managed by Alliance Capital
Management L.P.

    Premier Growth Portfolio                  .72%                      .23%                   .95%
    Real Estate Investment Portfolio**          0%                      .95%                   .95%

*The expenses are net of voluntary reimbursements.  Expenses have been capped at
 .95% annually for each of the portfolios listed above. The adviser to the Fund intends to continue such reimbursements for the foreseeable future. Absent such reimbursement, the management fees would have been 1.00% and the other expenses would have been .23% for the Premier Growth Portfolio. The estimated expenses for the Real Estate Investment Portfolio, before reimbursement, are: .90% management fees and 5.10% for other expenses.

**Annualized.

LIBERTY VARIABLE INVESTMENT TRUST

                                        Management                                   Total Annual
                                        Fees                 Other Expenses          Portfolio Expenses
                                        ----                 --------------          ------------------


Managed by Newport Fund
Management Inc.

    Newport Tiger, Variable Series        .90%                     .37%                  1.27%


GENERAL AMERICAN CAPITAL COMPANY

                                        Management                                   Total Annual
                                        Fees                 Other Expenses          Portfolio Expenses
                                        ----                 --------------          ------------------

Managed by Conning Asset
Management Company

    Money Market Fund                     .205%                     .00%                  .205%

COVA SERIES TRUST

                                                                               Total Annual
                                                        Other Expenses         Portfolio
                                   Management           (after expense         (after expense
                                   Fees                  reimbursement)(1)     reimbursement)(1)
                                   ----                  -----------------     -----------------

Managed by J.P. Morgan
Investment Management Inc.
  Select Equity Portfolio*                .75%                           .10%           .85%
  Small Cap Stock Portfolio*              .85%                           .10%           .95%
  International Equity Portfolio*         .85%                           .10%           .95%
  Quality Bond Portfolio*                 .55%                           .10%           .65%
  Large Cap Stock Portfolio*              .65%                           .10%           .75%

Managed by Lord, Abbett & Co.
  Bond Debenture Portfolio*               .75%                           .10%           .85%
  Mid-Cap Value Portfolio**              1.00%                           .10%          1.10%
  Large Cap Research Portfolio**         1.00%                           .10%          1.10%
  Developing Growth Portfolio**           .90%                           .10%          1.00%
  Lord Abbett Growth and Income
     Portfolio**                          .65%                           .10%           .75%

(1) Since August 20, 1990, Cova has been reimbursing the investment portfolios of Cova Series Trust for all operating expenses (exclusive of the management fees) in excess of approximately .10%. Absent the expense reimbursement, the percentages shown for total annual portfolio expenses (on an annualized basis) for the year or period ended December 31, 1996 would have been 1.70% for the Select Equity Portfolio, 2.68% for the Small Cap Stock Portfolio, 3.80% for the International Equity Portfolio, 1.52% for the Quality Bond Portfolio, 1.23% for the Large Cap Stock Portfolio and 2.05% for the Bond Debenture Portfolio.

*Annualized. The Portfolio commenced regular investment operations on April 2, 1996.

**Estimated. The Portfolio commenced regular investment operations on August 19, 1997.


INVESTORS FUND SERIES

                                        Management                                   Total Annual
                                        Fees                 Other Expenses          Portfolio Expenses
                                        ----                 --------------          ------------------

Managed by Zurich Kemper Value
Advisors, Inc.

    Kemper Small Cap Value Portfolio       .75%                     .20%(*)                .95%
Managed by Zurich Kemper
Investments, Inc.

    Kemper Government Securities Portfolio .55%                     .11%                    .66%
    Kemper Small Cap Growth Portfolio      .65%                     .10%                    .75%

*Estimated first year expenses


LORD ABBETT SERIES FUND, INC.


                                            Management   12b-1                          Total Annual
                                            Fees          Fees    Other Expenses        Portfolio Expenses
                                            ----          ----    --------------        ------------------

Managed by Lord, Abbett & Co.

    Growth and Income Portfolio*            .50%        .07%         .02%                 .59%

*The Growth and Income Portfolio of Lord Abbett Series Fund, Inc. has a 12b-1 plan which provides for payments to Lord, Abbett & Co. for remittance to a life insurance company for certain distribution expenses (see the Fund Prospectus). The 12b-1 plan provides that such remittances, in the aggregate, will not exceed
 .15%, on an annual basis, of the daily net asset value of shares of the Growth and Income Portfolio. As of May 1, 1997, no payments had been made under the 12b-1 plan. For the year ending December 31, 1997, the 12b-1 fees are estimated to be .07%. The examples below for this Portfolio reflect the estimated 12b-1 fees.


MFS VARIABLE INSURANCE TRUST


                                                                                        Total Annual
                                                                 Other Expenses         Portfolio Expenses
                                            Management           (after expense         (after expense
                                            Fees                 reimbursement)*       reimbursement)*
                                            ----                  ---------------       ---------------
Managed by Massachusetts Financial
Services Company
    MFS Emerging Growth Series                 .75%                     .25%                1.00%
    MFS Research Series                        .75%                     .25%                1.00%
    MFS Growth With Income Series              .75%                     .25%                1.00%
    MFS High Income Series                     .75%                     .25%                1.00%
    MFS World Governments Series               .75%                     .25%                1.00%
    MFS/Foreign & Colonial Emerging
     Markets Equity Series                    1.25%                     .25%                1.50%

*The adviser has agreed to bear expenses for each Series, subject to reimbursement by each Series, so that each Series' "Other Expenses" do not exceed .25% annually for each Series listed above. Absent such reimbursement, "Total Annual Portfolio Expenses" would be: 1.16% for the MFS Emerging Growth Series; 1.48% for the MFS Research Series; 2.07% for the MFS Growth With Income Series; 1.62% for the MFS High Income Series; 2.03% for the MFS World Governments Series; and are estimated to be 1.73% for the MFS/Foreign & Colonial Emerging Markets Equity Series.


OPPENHEIMER VARIABLE ACCOUNT FUNDS


                                                                                        Total Annual
                                                                 Other Expenses         Portfolio Expenses
                                            Management           (after expense         (after expense
                                            Fees                  reimbursement)        reimbursement)
                                            ----                  --------------        --------------
Managed by Oppenheimer Funds, Inc.

    Oppenheimer High Income Fund              .75%                     .06%                 .81%
    Oppenheimer Bond Fund                     .74%                     .04%                 .78%
    Oppenheimer Growth Fund*                  .75%                     .04%                 .79%
    Oppenheimer Growth & Income Fund          .75%                     .25%                1.00%
    Oppenheimer Strategic Bond Fund           .75%                     .10%                 .85%

*Total Annual Portfolio Expenses would have been .81% in the absence of a voluntary one-time fee reimbursement.


PUTNAM VARIABLE TRUST


                                            Management                                  Total Annual
                                            Fees                  Other Expenses        Portfolio Expenses
                                            ----                  --------------        ------------------
Managed by Putnam Investment
Management, Inc.

    Putnam VT Growth and Income Fund          .49%                     .05%                  .54%
    Putnam VT International Growth Fund       .80%                     .18%                  .98%*
    Putnam VT International New
      Opportunities Fund                     1.20%                     .19%                 1.39%*
    Putnam VT New Value Fund                  .70%                     .13%                  .83%*
    Putnam VT Vista Fund                      .65%                     .16%                  .81%*


*Estimated expenses for first full fiscal year.

                                   EXAMPLES

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

(a)  upon surrender at the end of each time period;

(b)  if the contract is not surrendered or is annuitized.

                                               Time  Periods



                                            1 year     3 years
                                           ---------  ----------

AIM VARIABLE INSURANCE FUNDS, INC.

    Managed by A I M Advisors, Inc.

    AIM V.I. Capital Appreciation Fund      (a)$72.59  (a)$114.54
                                            (b)$22.59  (b)$ 69.54
    AIM V.I. International Equity Fund      (a)$74.90  (a)$121.47
                                            (b)$24.90  (b)$ 76.47
    AIM V.I. Value Fund                     (a)$72.59  (a)$114.54
                                            (b)$22.59  (b)$ 69.54

ALLIANCE VARIABLE PRODUCTS SERIES FUND,
INC.

    Managed by Alliance Capital
    Management L.P.

    Premier Growth Portfolio                (a)$74.80  (a)$121.17
                                            (b)$24.80  (b)$ 76.17
    Real Estate Investment Portfolio        (a)$74.80  (a)$121.17
                                            (b)$24.80  (b)$ 76.17

LIBERTY VARIABLE INVESTMENT TRUST

   Managed by Newport Fund Management Inc.

   Newport Tiger, Variable Series           (a)$78.00  (a)$130.73
                                            (b)$28.00  (b)$ 85.73

GENERAL AMERICAN CAPITAL COMPANY

   Managed by Conning Asset Management
   Company

   Money Market Fund                        (a)$67.31  (a)$ 98.54
                                            (b)$17.31  (b)$ 53.54

COVA SERIES TRUST

    Managed by J.P. Morgan Investment
    Management Inc.

    Small Cap Stock Portfolio               (a)$74.80  (a)$121.17
                                            (b)$24.80  (b)$ 76.17
    Large Cap Stock Portfolio               (a)$72.80  (a)$115.15
                                            (b)$22.80  (b)$ 70.15
    Select Equity Portfolio                 (a)$73.80  (a)$118.16
                                            (b)$23.80  (b)$ 73.16
    International Equity Portfolio          (a)$74.80  (a)$121.17
                                            (b)$24.80  (b)$ 76.17
    Quality Bond Portfolio                  (a)$71.79  (a)$112.12
                                            (b)$21.79  (b)$ 67.12

    Managed by Lord, Abbett & Co.

    Bond Debenture Portfolio                (a)$73.80  (a)$118.16
                                            (b)$23.80  (b)$ 73.16
    Large Cap Research Portfolio            (a)$76.30  (a)$125.66
                                            (b)$26.30  (b)$ 80.66
    Developing Growth Portfolio             (a)$75.30  (a)$122.67
                                            (b)$25.30  (b)$ 77.67
    Mid Cap Value Portfolio                 (a)$76.30  (b)$125.66
                                            (b)$26.30  (b)$ 80.66
    Lord Abbett Growth & Income Portfolio   (a)$72.80  (a)$115.15
                                            (b)$22.80  (b)$ 70.15

INVESTORS FUND SERIES

    Managed by Zurich Kemper Value Advisors, Inc.

    Kemper Small Cap Value Portfolio        (a)$74.80  (a)$121.17
                                            (b)$24.80  (b)$ 76.17
    Managed by Zurich Kemper Investments,
    Inc.

    Kemper Government Securities Portfolio  (a)$71.89  (a)$112.42
                                            (b)$21.89  (b)$ 67.42

    Kemper Small Cap Growth Portfolio       (a)$72.80  (a)$115.15
                                            (b)$22.80  (b)$ 70.15

LORD ABBETT SERIES FUND, INC.

    Managed by Lord, Abbett & Co.

    Growth and Income Portfolio             (a)$71.19  (a)$110.30
                                            (b)$21.19  (b)$ 65.30

GENERAL AMERICAN CAPITAL COMPANY

    Managed by Conning Asset Management
      Company

    Money Market Fund                       (a)$67.31  (a)$ 98.54
                                            (b)$17.31  (b)$ 53.54

MFS VARIABLE INSURANCE TRUST

    Managed by Massachusetts Financial
    Services Company

    MFS Emerging Growth Series              (a)$75.30  (a)$122.67
                                            (b)$25.30  (b)$ 77.67
    MFS Research Series                     (a)$75.30  (a)$122.67
                                            (b)$25.30  (b)$ 77.67
    MFS Growth With Income Series           (a)$75.30  (a)$122.67
                                            (b)$25.30  (b)$ 77.67
    MFS High Income Series                  (a)$75.30  (a)$122.67
                                            (b)$25.30  (b)$ 77.67
    MFS World Governments Series            (a)$75.30  (a)$122.67
                                            (b)$25.30  (b)$ 77.67
    MFS/Foreign & Colonial Emerging
      Markets Equity Series                 (a)$80.29  (a)$137.54
                                            (b)$30.29  (b)$ 92.54

OPPENHEIMER VARIABLE ACCOUNT FUNDS

    Managed by Oppenheimer Funds, Inc.

    Oppenheimer High Income Fund            (a)$73.40  (a)$116.96
                                            (b)$23.40  (b)$ 71.96
    Oppenheimer Bond Fund                   (a)$73.10  (a)$116.05
                                            (b)$23.10  (b)$ 71.05
    Oppenheimer Growth Fund                 (a)$73.20  (a)$116.35
                                            (b)$23.20  (b)$ 71.35
    Oppenheimer Growth & Income Fund        (a)$75.30  (a)$122.67
                                            (b)$25.30  (b)$ 77.67
    Oppenheimer Strategic Bond Fund         (a)$73.80  (a)$118.16
                                            (b)$23.80  (b)$ 73.16

PUTNAM VARIABLE TRUST

    Managed by Putnam Investment Management, Inc.

    Putnam VT Growth and Income Fund        (a)$70.69  (a)$108.78
                                            (b)$20.69  (b)$ 63.78
    Putnam VT International Growth Fund     (a)$75.10  (a)$122.07
                                            (b)$25.10  (b)$ 77.07
    Putnam VT International New
      Opportunities Fund                    (a)$79.19  (a)$134.29
                                            (b)$29.19  (b)$ 89.29
    Putnam VT New Value Fund                (a)$73.60  (a)$117.56
                                            (b)$23.60  (b)$ 72.56
    Putnam VT Vista Fund                    (a)$73.40  (a)$116.96
                                            (b)$23.40  (b)$ 71.96


EXPLANATION  OF  FEE  TABLE  AND  EXAMPLES

1. The purpose of the Fee Table is to show you the various expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the Separate Account as well as of the investment portfolios.

2. The withdrawal charge is 5% of the purchase payments you withdraw. After Cova has had a purchase payment for 5 years, there is no charge by Cova for a withdrawal of that purchase payment. You may also have to pay income tax and a tax penalty on any money you take out. After the first year, you can take up to 10% of your total purchase payments each year without a charge from Cova.

3. Cova will not charge you the transfer fee even if there are more than 12 transfers in a year if the transfer is for the Dollar Cost Averaging, Automatic Rebalancing or approved Asset Allocation Programs.

4. Cova will not charge the contract maintenance charge if the value of your contract is $50,000 or more, although, if you make a complete withdrawal, Cova will charge the contract maintenance charge.

5. Premium taxes are not reflected. Premium taxes may apply depending on the state where you live.

6.   The assumed average contract size is $30,000.

7. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


1.  THE  ANNUITY  CONTRACT

This Prospectus  describes the Fixed and Variable  Annuity  Contract  offered by
Cova.

An annuity is a contract between you, the owner, and an insurance company (in this case Cova), where the insurance company promises to pay you an income, in the form of annuity payments, beginning on a designated date that's at least 30 days in the future. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. Once you begin receiving annuity payments, your contract switches to the income phase. The contract benefits from tax deferral.

Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among 37 investment portfolios, and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends upon the investment performance of the investment portfolios you select for the income phase.

The contract also contains a fixed account. The fixed account offers an interest rate that is guaranteed by Cova. Cova guarantees that the interest credited to the fixed account will not be less than 3% per year. If you select the fixed account, your money will be placed with the other general assets of Cova. If you select the fixed account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the fixed account portion of the contract will remain level for the entire income phase.

As owner of the contract, you exercise all rights under the contract. You can change the owner at any time by notifying Cova in writing. You and your spouse can be named joint owners. We have described more information on this in Section 10 - Other Information.

2.    ANNUITY  PAYMENTS  (THE  INCOME  PHASE)

Under the contract you can receive regular income payments. You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date must be the first day of a calendar month. You can also choose among income plans. We call those annuity options.

We ask you to choose your annuity date and annuity option when you purchase the contract. You can change either at any time before the annuity date with 30 days notice to us. Your annuity date cannot be any earlier than one month after you buy the contract. Annuity payments must begin by the annuitant's 85th birthday or 10 years from the date the contract was issued, whichever is later. The annuitant is the person whose life we look to when we make annuity payments.

If you do not choose an annuity option at the time you purchase the contract, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will come from the fixed account, the investment portfolio(s) or a combination of both. If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things: 1) the value of your contract in the investment portfolio(s) on the annuity date, 2) the 3% assumed investment rate used in the annuity table for the contract, and 3) the performance of the investment portfolios you selected. If the actual performance exceeds the 3% assumed rate, your annuity payments will increase. Similarly, if the actual rate is less than 3%, your annuity payments will decrease.

You can choose one of the following annuity options. After annuity payments begin, you cannot change the annuity option.

Option 1. Life Annuity. Under this option, we will make an annuity payment each month so long as the annuitant is alive. After the annuitant dies, we stop making annuity payments.

Option 2. Life Annuity with 5, 10 or 20 Years Guaranteed. Under this option, we will make an annuity payment each month so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will then continue to make annuity payments for the rest of the guaranteed period to the beneficiary. If the beneficiary does not want to receive annuity payments, he or she can ask us for a single lump sum.

Option 3. Joint and Last Survivor Annuity. Under this option, we will make annuity payments each month so long as the annuitant and a second person are both alive. When either of these people dies, we will continue to make annuity payments, so long as the survivor continues to live. The amount of the annuity payments we will make to the survivor can be equal to 100%, 66 2/3% or 50% of the amount that we would have paid if both were alive.

Annuity payments are made monthly unless you have less than $5,000 to apply toward a payment. In that case, Cova may provide your annuity payment in a single lump sum. Likewise, if your annuity payments would be less than $100 a month, Cova has the right to change the frequency of payments so that your annuity payments are at least $100.

3.    PURCHASE

PURCHASE  PAYMENTS

A purchase payment is the money you give us to buy the contract. The minimum we will accept is $5,000 when the contract is bought as a non-qualified contract. If you are buying the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum we will accept is $2,000. The maximum we accept is $1 million without our prior approval. You can make additional purchase payments of $2,000 or more to either type of contract.

ALLOCATION  OF  PURCHASE  PAYMENTS

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or one or more of the investment portfolios you have selected. If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise.

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (or within 30 days if you are 60 years or older when we issue the contract). When you cancel the contract within this time period, Cova will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. If you have purchased the contract as an IRA, we are required to give you back your purchase payment if you decide to cancel your contract within 10 days after receiving it (or whatever period is required). If that is the case, we will put your purchase payment in the Money Market Fund of General American Capital Company for 15 days after we allocate your first purchase payment. At the end of that period, we will re-allocate those funds as you selected.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time.

ACCUMULATION  UNITS

The value of the variable annuity portion of your contract will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an annuity unit.

Every day we determine the value of an accumulation unit for each of the investment portfolios. We do this by:

1. determining the total amount of money invested in the particular investment portfolio;

2. subtracting from that amount any insurance charges and any other charges such as taxes we have deducted; and

3.   dividing this amount by the number of outstanding accumulation units.

The  value  of  an  accumulation  unit  may  go  up  or  down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then credit your contract.

EXAMPLE:

On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the Quality Bond Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Quality Bond Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Quality Bond Portfolio.

4.   INVESTMENT OPTIONS

The Contract offers 37 investment portfolios which are described below. Currently, if you are not participating in an asset allocation program, you can invest in 15 investment portfolios at any one time. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING. COPIES OF THESE PROSPECTUSES ARE ATTACHED TO THIS PROSPECTUS.

AIM VARIABLE INSURANCE FUNDS, INC.

AIM Variable Insurance Funds, Inc. is a mutual fund with multiple portfolios. A I M Advisors, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

     AIM V.I. Capital Appreciation Fund
     AIM V.I. International Equity Fund
     AIM V.I. Value Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

Alliance Variable Products Series Fund, Inc. is a mutual fund with multiple portfolios. Alliance Capital Management L.P. is the investment adviser to each portfolio. The following portfolios are available under the contract:

     Premier Growth Portfolio
     Real Estate Investment Portfolio

LIBERTY VARIABLE INVESTMENT TRUST

Liberty Variable Investment Trust is a mutual fund with multiple portfolios. Keyport Advisory Services Corp. (KASC) is the investment manager to the Trust. KASC has engaged Newport Fund Management, Inc. as sub-adviser to provide investment advice for the Newport Tiger, Variable Series. The following portfolio is available under the contract:

Newport Tiger, Variable Series (a portfolio investing in equity securities of companies located in certain countries of Asia).

GENERAL AMERICAN CAPITAL COMPANY

General American Capital Company is a mutual fund with multiple portfolios. Each portfolio is managed by Conning Asset Management Company. The following portfolio is available under the contract:

     Money Market Fund

COVA SERIES TRUST

Cova Series Trust is managed by Cova Investment Advisory Corporation (Cova Advisory), which is an affiliate of Cova. Cova Series Trust is a mutual fund with multiple portfolios. Cova Advisory has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following portfolios are available under the contract:

     J.P. Morgan Investment Management Inc. is the sub-adviser to the following portfolios:

     Small Cap Stock Portfolio
     Large Cap Stock Portfolio
     Select Equity Portfolio
     International Equity Portfolio
     Quality Bond Portfolio

     Lord, Abbett & Co. is the sub-adviser to the following portfolios:

     Bond Debenture Portfolio
     Large Cap Research Portfolio
     Developing Growth Portfolio
     Mid Cap Value Portfolio
     Lord Abbett Growth & Income Portfolio

INVESTORS FUND SERIES

Investors Fund Series is a mutual fund with multiple portfolios. Zurich Kemper Investments, Inc. (ZKI) is the investment adviser for the Kemper Government Securities Portfolio and the Kemper Small Cap Growth Portfolio. Zurich Kemper Value Advisors, Inc., a wholly owned subsidiary of ZKI, is the investment adviser for the Kemper Small Cap Value Portfolio. The following portfolios are available under the contract:

     Kemper Small Cap Value Portfolio
     Kemper Government Securities Portfolio
     Kemper Small Cap Growth Portfolio

LORD ABBETT SERIES FUND, INC.

Lord Abbett Series Fund, Inc. is a mutual fund with multiple portfolios. Each portfolio is managed by Lord, Abbett & Co. The following portfolio is available under the contract:

     Growth and Income Portfolio

MFS VARIABLE INSURANCE TRUST

MFS  Variable  Insurance  Trust  is a  mutual  fund  with  multiple  portfolios.
Massachusetts Financial Services Company is the investment adviser to each portfolio. The following portfolios are available under the contract:

     MFS Emerging Growth Series
     MFS Research Series
     MFS Growth With Income Series
     MFS High Income Series
     MFS World Governments Series
     MFS/Foreign & Colonial Emerging Markets Equity Series

OPPENHEIMER VARIABLE ACCOUNT FUNDS

Oppenheimer Variable Account Funds is a mutual fund with multiple portfolios. OppenheimerFunds, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

     Oppenheimer High Income Fund
     Oppenheimer Bond Fund
     Oppenheimer Growth Fund
     Oppenheimer Growth & Income Fund
     Oppenheimer Strategic Bond Fund

PUTNAM VARIABLE TRUST

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, Inc. is the investment adviser to each portfolio. The following portfolios are available under the contract:

     Putnam VT Growth and Income Fund
     Putnam VT International Growth Fund
     Putnam VT International New Opportunities Fund
     Putnam VT New Value Fund
     Putnam VT Vista Fund (a stock portfolio)

TRANSFERS

You can transfer money among the fixed account and the 37 investment portfolios.

TRANSFERS DURING THE ACCUMULATION PHASE. You can make 12 transfers every year during the accumulation phase without charge. We measure a year from the anniversary of the day we issued your Contract. You can make a transfer to or from the fixed account and to or from any investment portfolio. If you make more than 12 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer or, if less, 2% of the amount transferred. The following apply to any transfer during the accumulation phase:

1. Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

2.   Your request for transfer must clearly state how much the transfer is for.

3.   You cannot make any transfers within 7 calendar days of the annuity date.

TRANSFERS DURING THE INCOME PHASE. You can only make transfers between the investment portfolios once each year. We measure a year from the anniversary of the day we issued your contract. You cannot transfer from the fixed account to an investment portfolio, but you can transfer from one or more investment portfolios to the fixed account at any time. If you make more than 12 transfers in a year, a transfer fee will be charged.

Cova has reserved the right during the year to terminate or modify the transfer provisions described above.

You can make transfers by telephone. If you own the contract with a joint owner, unless Cova is instructed otherwise, Cova will accept instructions from either you or the other owner. Cova will use reasonable procedures to confirm that instructions given us by telephone are genuine. If Cova fails to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Cova tape records all telephone instructions.

DOLLAR  COST  AVERAGING  PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount each month from the Money Market Fund or the fixed account to any of the other investment portfolio(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

The minimum amount which can be transferred each month is $500. You must have at least $6,000 in the Money Market Fund or the fixed account, (or the amount required to complete your program, if less) in order to participate in the Dollar Cost Averaging Program. There is no additional charge for participating in the Dollar Cost Averaging Program.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee.

AUTOMATIC  REBALANCING  PROGRAM

Once your money has been allocated among the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the anniversary of the date we issued your contract. The transfer date will be the 1st day after the end of the period you selected. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

EXAMPLE:

Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Quality Bond Portfolio and 60% to be in the Select Equity Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Quality Bond Portfolio now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, Cova would sell some of your units in the Quality Bond Portfolio to bring its value back to 40% and use the money to buy more units in the Select Equity Portfolio to increase those holdings to 60%.

APPROVED  ASSET  ALLOCATION  PROGRAMS

Cova recognizes the value to certain owners of having available, on a continuous basis, advice for the allocation of your money among the investment options available under the contracts. Certain providers of these types of services have agreed to provide such services to owners in accordance with Cova's administrative rules regarding such programs.

Cova has made no independent investigation of these programs. Cova has only established that these programs are compatible with our administrative systems and rules. Approved asset allocation programs are only available during the accumulation phase.

Even though Cova permits the use of approved asset allocation programs, the contract was not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the investment portfolios, and when Cova becomes aware of such disruptive practices, we may modify the transfer provisions of the contract.

If you participate in an Approved Asset Allocation Program, the transfers made under the program are not taken into account in determining any transfer fee.

VOTING  RIGHTS

Cova is the legal owner of the investment portfolio shares. However, Cova believes that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Cova owns on its own behalf. Should Cova determine that it is no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION

Cova may be required to substitute one of the investment portfolios you have selected with another portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intent to do this.

5.   EXPENSES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

INSURANCE  CHARGES

Each day, Cova makes a deduction for its insurance charges. Cova does this as part of its calculation of the value of the accumulation units and the annuity units. The insurance charge has two parts: 1) the mortality and expense risk premium and 2) the administrative expense charge.

MORTALITY AND EXPENSE RISK PREMIUM. This charge is equal, on an annual basis, to 1.25% of the daily value of the contracts invested in an investment portfolio, after expenses have been deducted. This charge is for all the insurance benefits e.g., guarantee of annuity rates, the death benefits, for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the contract. If the charges under the contract are not sufficient, then Cova will bear the loss. Cova does, however, expect to profit from this charge. The mortality and expense risk premium cannot be increased. Cova may use any profits we make from this charge to pay for the costs of distributing the contract.

ADMINISTRATIVE EXPENSE CHARGE. This charge is equal, on an annual basis, to .15% of the daily value of the contracts invested in an investment portfolio, after expenses have been deducted. This charge, together with the contract maintenance charge (see below), is for all the expenses associated with the administration of the contract. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. Because this charge is taken out of every unit value, you may pay more in administrative costs than those that are associated solely with your contract. Cova does not intend to profit from this charge. However, if this charge and the contract maintenance charge are not enough to cover the costs of the contracts in the future, Cova will bear the loss.

CONTRACT  MAINTENANCE  CHARGE

During the accumulation phase, every year on the anniversary of the date when your contract was issued, Cova deducts $30 from your contract as a contract maintenance charge. This charge is for administrative expenses (see above). This charge can not be increased.

Cova will not deduct this charge, if when the deduction is to be made, the value of your contract is $50,000 or more. Cova may some time in the future discontinue this practice and deduct the charge.

If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted. A pro rata portion of the charge will be deducted if the annuity date is other than an anniversary. After the annuity date, the charge will be collected monthly out of the annuity payment.

WITHDRAWAL  CHARGE

During the accumulation phase, you can make withdrawals from your contract. Cova keeps track of each purchase payment. Once a year after the first year, you can withdraw up to 10% of your total purchase payments and no withdrawal charge will be assessed on the 10%, if on the day you make your withdrawal the value of your contract is $5,000 or more. Otherwise, the charge is 5% of each purchase payment you take out. However, after Cova has had a purchase payment for 5 years, there is no charge when you withdraw that purchase payment. For purposes of the withdrawal charge, Cova treats withdrawals as coming from the oldest purchase payment first. When the withdrawal is for only part of the value of your contract, the withdrawal charge is deducted from the remaining value in your contract.

NOTE: For tax purposes, withdrawals are considered to have come from the last money into the contract. Thus, for tax purposes, earnings are considered to come out first.

Cova does not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits.

After you have owned the contract for one year, if you, or your joint owner, has been confined to a nursing home or hospital for at least 90 consecutive days under a doctor's care and you need part or all of the money from your contract, Cova will not impose a withdrawal charge. You or your joint owner cannot have been so confined when you purchased your contract if you want to take advantage of this provision. This is called the Nursing Home Waiver.

REDUCTION  OR  ELIMINATION  OF  THE  WITHDRAWAL  CHARGE

Cova will reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce its sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with Cova. Cova will not deduct a withdrawal charge under a contract issued to an officer, director or employee of Cova or any of its affiliates.

PREMIUM  TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. Cova is responsible for the payment of these taxes and will make a deduction from the value of the contract for them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin. It is Cova's current practice to not charge anyone for these taxes until annuity payments begin. Cova may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 4%, depending on the state.

TRANSFER  FEE

You can make 12 free transfers every year. We measure a year from the day we issue your contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred whichever is less.

If the transfer is part of the Dollar Cost Averaging Program, the Automatic Rebalancing Program or an Approved Asset Allocation Program, it will not count in determining the transfer fee.

INCOME  TAXES

Cova will deduct from the contract for any income taxes which it incurs because of the contract. At the present time, we are not making any such deductions.

INVESTMENT  PORTFOLIO  EXPENSES

There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the attached fund prospectuses.

6.   TAXES

NOTE: Cova has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. Cova has included in the Statement of Additional Information an additional discussion regarding taxes.

ANNUITY  CONTRACTS  IN  GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract - qualified or non-qualified (see following sections).

You, as the owner, will not be taxed on increases in the value of your contract until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

When a non-qualified contract is owned by a non-natural person (e.g.,corporation or certain other entities other than tax-qualified trusts), the contract will generally not be treated as an annuity for tax purposes.

QUALIFIED  AND  NON-QUALIFIED  CONTRACTS

If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program, or an individual retirement annuity, your contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities
(IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), H.R. 10 Plans (sometimes referred to as Keogh Plans), and pension and profit plans, which include 401(k) plans.

WITHDRAWALS  -  NON-QUALIFIED  CONTRACTS

If you make a withdrawal from your contract, the Code treats such a withdrawal as first coming from earnings and then from your purchase payments. Such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid after you die; (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity; (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982.

WITHDRAWALS  -  QUALIFIED  CONTRACTS

The above information describing the taxation of non-qualified contracts does not apply to qualified contracts. There are special rules that govern with respect to qualified contracts. We have provided a more complete discussion in the Statement of Additional Information.

WITHDRAWALS  -  TAX-SHELTERED  ANNUITIES

The Code limits the withdrawal of purchase payments made by owners from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) leaves his/her job; (3) dies; (4) becomes disabled (as that term is defined in the Code); or (5) in the case of hardship. However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Cova believes that the investment portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Cova would be considered the owner of the shares of the investment portfolios. If this occurs, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment portfolios.

Due to the uncertainty in this area, Cova reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

7.   ACCESS TO YOUR MONEY

You can have access to the money in your contract: (1) by making a withdrawal (either a partial or a complete withdrawal); (2) by electing to receive annuity payments; or (3) when a death benefit is paid to your beneficiary. Under most circumstances, withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the value of the contract on the day you made the withdrawal less any applicable withdrawal charge, less any premium tax and less any contract maintenance charge. (See Section 5. Expenses for a discussion of the charges.)

Unless you instruct Cova otherwise, any partial withdrawal will be made pro rata from all the investment portfolios and the fixed account you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500. Cova requires that after a partial withdrawal is made you keep at least $500 in any selected investment portfolio.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

There are limits to the amount you can withdraw from a qualified plan referred to as a 403(b) plan. For a more complete explanation see Section 6. Taxes and the discussion in the Statement of Additional Information.

SYSTEMATIC  WITHDRAWAL  PROGRAM

If you are 59 1/2 or older, you may use the Systematic Withdrawal Program. This program provides an automatic monthly payment to you of up to 10% of your total purchase payments each year. No withdrawal charge will be made for these payments. Cova does not have any charge for this program, but reserves the right to charge in the future. If you use this program, you may not also make a single 10% free withdrawal. For a discussion of the withdrawal charge and the 10% free withdrawal, see Section 5. Expenses.



INCOME  TAXES  MAY  APPLY  TO  SYSTEMATIC  WITHDRAWALS.

8.   PERFORMANCE

Cova periodically advertises performance of the various investment portfolios. Cova will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the insurance charges and the investment portfolio expenses. It does not reflect the deduction of any applicable contract maintenance charge and withdrawal charge. The deduction of any applicable contract maintenance charge and withdrawal charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the insurance charges, contract maintenance charges, withdrawal charges and the investment portfolio expenses.

For periods starting prior to the date the contracts were first offered, the performance will be based on the historical performance of the corresponding portfolios or the Separate Account, modified to reflect the charges and expenses of the contract as if the contracts had been in existence during the period stated in the advertisement. These figures should not be interpreted to reflect actual historic performance.

Cova may, from time to time, include in its advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

The Appendix contains performance information that you may find informative. Future performance will vary and the results shown are not necessarily representative of future results.

9.   DEATH BENEFIT

UPON  YOUR  DEATH

If you die before annuity payments begin, Cova will pay a death benefit to your beneficiary (see below). If you have a joint owner, the death benefit will be paid when the first of you dies. Joint owners must be spouses. The surviving joint owner will be treated as the beneficiary.

The amount of the death benefit depends on how old you or your joint owner is.

Prior to you, or your joint owner, reaching age 80, the death benefit will be the greater of:

1. Total purchase payments, less withdrawals (and any withdrawal charges paid on the withdrawals);

2.   The value of your contract at the time the death benefit is to be paid; or

3. The value of your contract on the most recent five year anniversary before the date of death, plus any subsequent purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals).

After you, or your joint owner, reaches age 80, the death benefit will be the greater of:

1. Total purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals);

2.   The value of your contract at the time the death benefit is to be paid; or

3. The value of your contract on the most recent five year anniversary on or before you or your joint owner reaches age 80, plus any subsequent purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals).

The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. If the beneficiary is the spouse of the owner, he/she can continue the contract in his/her own name at the then current value. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

DEATH  OF  ANNUITANT

If the annuitant, not an owner or joint owner, dies before annuity payments begin, you can name a new annuitant. If no annuitant is named within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death or change of annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected.

10.  OTHER INFORMATION

COVA

Cova Financial Life Insurance Company ("Cova") was originally incorporated on September 6, 1972 as Industrial Indemnity Life Insurance Company, a California corporation and changed its name to Xerox Financial Life Insurance Company in 1986. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased Cova which on that date changed its name to Cova Financial Life Insurance Company.

Cova  is  presently  licensed  to  do  business  in  the  state of California.

THE  SEPARATE  ACCOUNT

Cova has established a separate account, Cova Variable Annuity Account Five (Separate Account), to hold the assets that underlie the contracts. The Board of Directors of Cova adopted a resolution to establish the Separate Account under California insurance law on March 24, 1992. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The assets of the Separate Account are held in Cova's name on behalf of the Separate Account and legally belong to Cova. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business Cova may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts Cova may issue.

DISTRIBUTOR

Cova Life Sales Company (Life Sales), One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644, acts as the distributor of the contracts. Life Sales is an affiliate of Cova.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers will be paid commissions up to 5.75% of purchase payments. During the initial period in which the Contracts are offered, Cova may pay an additional .5% commission. Sometimes, Cova enters into an agreement with the broker-dealer to pay the broker-dealer persistency bonuses, in addition to the standard commissions. To the extent that the withdrawal charge is insufficient to cover the actual cost of distribution, Cova may use any of its corporate assets, including any profit from the mortality and expense risk premium, to make up any difference.

OWNERSHIP

OWNER. You, as the owner of the contract, have all the rights under the contract. Prior to the annuity date, the owner is as designated at the time the contract is issued, unless changed. On and after the annuity date, the annuitant is the owner. The beneficiary becomes the owner when a death benefit is payable.

JOINT OWNER. The contract can be owned by joint owners. Any joint owner must be the spouse of the other owner. Upon the death of either joint owner, the surviving spouse will be the designated beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.

ASSIGNMENT

You can assign the contract at any time during your lifetime. Cova will not be bound by the assignment until it receives the written notice of the assignment. Cova will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

SUSPENSION  OF  PAYMENTS  OR  TRANSFERS

Cova may be required to suspend or postpone payments for withdrawals or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.   trading on the New York Stock Exchange is restricted;

3.   an  emergency  exists  as a  result  of which  disposal  of  shares  of the
     investment  portfolios  is  not  reasonably   practicable  or  Cova  cannot
     reasonably value the shares of the investment portfolios;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Cova has reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

FINANCIAL  STATEMENTS

The financial statements of Cova and the Separate Account have been included in the Statement of Additional Information.



                           TABLE OF CONTENTS OF THE
                      STATEMENT OF ADDITIONAL INFORMATION

     Company
     Experts
     Legal  Opinions
     Distribution
     Performance  Information
     Tax  Status
     Annuity  Provisions
     Financial  Statements



                                  APPENDIX

PERFORMANCE INFORMATION

FUTURE PERFORMANCE WILL VARY AND THE RESULTS SHOWN ARE NOT NECESSARILY REPRESENTATIVE OF FUTURE RESULTS.

PART 1 - EXISTING PORTFOLIOS IN EXISTING SEPARATE ACCOUNT

The contracts are new and therefore have no performance history. However, the Separate Account has invested in certain portfolios for some time and has an investment performance history. In order to show how the historical performance of the Separate Account affects the contract's accumulation unit values, the following performance was developed. The information is based upon the historical experience of the Separate Account and portfolios and is for the periods shown. The chart below shows the investment performance of the Separate Account and portfolios and the accumulation unit performance calculated by assuming that the contracts were invested in the Separate Account for the same periods.

The performance figures in Column A reflect the fees and expenses paid by each portfolio. Column B presents performance figures for the accumulation units which reflect the insurance charges and fees and expenses of each portfolio. Column C presents performance figures for the accumulation units which reflect the insurance charges, the contract maintenance charge, the fees and expenses of each portfolio, and assumes that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected.

TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1997:

                                               Column A                   Column B            Column C
                                               Portfolio Performance      Accumulation        Unit Performance
                                              ----------------------      ------------        ----------------
                          Separate Account
                          Inception Date        1      Since              1       Since       1      Since
Portfolio                 in Portfolio          Year   Inception          Year    Inception   Year   Inception
---------                 -----------------     ----------------         -----------------   ------------------

COVA SERIES TRUST

Small Cap Stock             5/15/96            31.34%    19.87%          29.94%   18.47%      24.75%   15.45%

Large Cap Stock             5/16/96            41.52%    31.75%          40.12%   30.35%      34.92%   27.43%

Select Equity               5/15/96            42.02%    28.97%          40.62%   27.57%      35.42%   24.64%

International Equity        5/14/96            18.21%    15.40%          16.81%   14.00%      11.64%   10.93%

Quality Bond                5/20/96             9.02%     8.14%           7.62%    6.74%       2.47%    3.55%

Bond Debenture              5/20/96            18.18%    18.99%          16.78%   17.59%      11.60%   14.52%

Mid-Cap Value               8/19/97              --      37.91%            --      36.51%       --     31.41%

Large Cap Research          8/19/97              --       3.59%            --       2.19%       --     (2.91)%

Developing Growth           8/19/97              --      103.61%           --      102.21%      --     97.11%


GENERAL AMERICAN
CAPITAL COMPANY

Money Market                6/3/96              5.56%     5.54%           4.16%    4.14%      (0.98%)   0.57%

LORD ABBETT SERIES
FUND, INC.

Growth and Income           7/20/95            33.52%    24.64%          32.12%   23.24%      26.69%   22.13%

PART 2 - NEW PORTFOLIOS IN EXISTING SEPARATE ACCOUNT

The contracts are new and therefore have no performance history. However, certain portfolios have been in existence for some time and have an investment performance history. In order to show how the historical performance of the portfolios affects the contract's accumulation unit values, the following performance was developed. The information is based upon the historical experience of the portfolios and is for the periods shown. The chart below shows the investment performance of the portfolios and the accumulation unit performance calculated by assuming that the contracts were invested in the portfolios for the same periods.

The performance figures in Column A reflect the fees and expenses paid by each portfolio. Column B presents performance figures for the accumulation units which reflect the insurance charges and the fees and expenses of each portfolio. Column C presents performance figures for the accumulation units which reflect the insurance charges, the contract maintenance charge, the fees and expenses of each portfolio, and assumes that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected.


TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1997:

                                               Column A                Column B                Column C
                                           Portfolio Performance        Accumulation       Unit Performance
                                     ----------------------  ----------------------  ----------------------
                            Portfolio               10 yrs or               10 yrs or               10 yrs or
                            Inception               since                   since                   since
Portfolio                     Date     1 yr  5 yrs  inception   1 yr  5 yrs inception   1 yr  5 yrs inception
-----------------          ------------ ----------------------  ----------------------  ----------------------

AIM VARIABLE INSURANCE
FUNDS, INC.
AIM V.I. Capital            5/5/93     25.01%  --    22.19%     23.61%  --    20.79%    18.51% --     16.19%
Appreciation
AIM V.I. International      5/5/93     22.53%  --    15.73%     21.13%  --    14.33%    16.03% --      9.73%
Equity
AIM V.I. Value              5/5/93     34.08%  --    21.43%     32.68%  --    20.03%    27.58% --     15.43%

ALLIANCE VARIABLE PRODUCTS
SERIES FUND, INC.
Premier Growth              6/26/92    49.83% 23.61% 23.06%     48.43% 22.21% 21.66%    43.33% 17.61% 21.56%
Real Estate Investment      1/9/97       --     --   31.75%       --    --    30.35%      --     --   25.75%

LIBERTY VARIABLE INVESTMENT
TRUST
Newport Tiger, Variable
Series                      5/1/95     (5.11)%  --    6.62%     (6.51)% --     5.22%    (11.61)% --    0.62%


INVESTORS FUND SERIES
Kemper Small Cap Value      5/1/96     35.63%   --   19.88%     34.23%   --   18.48%    29.13%   --   13.88%
Kemper Government
Securities                  9/3/87      9.33%  6.16%  7.77%      7.93%  4.76%  6.37%     2.83%  0.16%  6.27%
Kemper Small Cap Growth     5/2/94     37.10%   --   28.28%     35.70%   --   26.88%    30.60%   --   22.28%

MFS VARIABLE INSURANCE TRUST
MFS Emerging Growth         7/24/95    23.87%   --   28.49%     22.47%   --   27.09%    17.37%   --   22.49%
MFS Research                7/26/95    28.99%   --   26.18%     27.59%   --   24.78%    22.49%   --   20.18%
MFS Growth with Income      10/9/95    33.88%   --   29.23%     32.48%   --   27.83%    27.38%   --   23.23%
MFS High Income             7/26/95    14.74%   --   13.24%     13.34%   --   11.84%     8.24%   --    7.24%
MFS World Governments       6/14/94     2.06%   --    5.58%      0.66%   --    4.18%   (4.44)%   --  (0.42)%


OPPENHEIMER VARIABLE ACCOUNT
FUNDS
Oppenheimer High Income     4/30/86    14.94% 13.60% 13.84%     13.54% 12.20% 12.44%    8.44%   7.60% 12.34%
Oppenheimer Bond            4/3/85      9.43%  7.66%  9.60%      8.03%  6.26%  8.20%    2.93%   1.66%  8.10%
Oppenheimer Growth          4/3/85     36.89% 22.27% 13.85%     35.49% 20.87% 12.45%   30.39%  16.27% 12.35%
Oppenheimer Growth & Income 7/5/95     38.08%  --    40.56%     36.68%   --   39.16%   31.58%    --   34.56%
Oppenheimer Strategic Bond  5/3/93     11.32%  --     7.81%      9.92%   --    6.41%    4.82%    --    1.81%

PUTNAM VARIABLE TRUST
Putnam VT Growth and Income 2/1/88     33.94% 19.07% 17.06%     32.54% 17.67% 15.66%   27.44% 13.07%  15.56%

Putnam VT New Value         1/2/97       --     --   29.63%       --     --   28.23%     --     --    23.63%
Putnam VT Vista             1/2/97       --     --   31.52%       --     --   30.12%     --     --    25.52%
Putnam VT International
   Growth                   1/2/97       --     --   29.90%       --     --   28.50%     --     --    23.90%
Putnam VT International New
   Opportunities            1/2/97       --     --   13.06%       --     --   11.66%     --     --     7.06%



---------------------------
---------------------------                                            STAMP
---------------------------


                              Cova Financial Life Insurance Company
                              Attn: Variable Products
                              One Tower Lane
                              Suite 3000
                              Oakbrook Terrace, Illinois 60181-4644









     Please send me, at no charge, the Statement of Additional Information dated ______________, 1997 for The Annuity Contract issued by Cova.




                  (Please print or type and fill in all information)




     ---------------------------------------------------------------------------
     Name

     ---------------------------------------------------------------------------
     Address

     ---------------------------------------------------------------------------
     City                                         State               Zip Code

CC-___(_/97)                                                       COVA VA


                              PART A - VERSION B

Cova Financial Life Insurance Company                             _____, 1997



               PROFILE of the Fixed and Variable Annuity Contract

THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD CONSIDER AND KNOW BEFORE PURCHASING THE CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE PROSPECTUS WHICH ACCOMPANIES THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY.

1. THE ANNUITY CONTRACT. The fixed and variable annuity contract offered by Cova is a contract between you, the owner, and Cova, an insurance company. The Contract provides a means for investing on a tax-deferred basis in a fixed account of Cova and 5 investment portfolios. The Contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.

The fixed account offers an interest rate that is guaranteed by the insurance company, Cova. While your money is in the fixed account, the interest your money will earn as well as your principal is guaranteed by Cova.

This Contract also offers 5 investment portfolios which are listed in Section 4. These portfolios are designed to offer a potentially better return than the fixed account. However, this is NOT guaranteed. You can also lose your money.

You can put money into any or all of the investment portfolios and the fixed account. You can transfer between accounts up to 12 times a year without charge or tax implications. After 12 transfers, the charge is $25 or 2% of the amount transferred, whichever is less.

The Contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your Contract.

The amount of money you are able to accumulate in your account during the accumulation phase will determine the amount of income payments during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE). If you want to receive regular income from your annuity, you can choose one of three options: (1) monthly payments for your life (assuming you are the annuitant); (2) monthly payments for your life, but with payments continuing to the beneficiary for 5, 10 or 20 years (as you select) if you die before the end of the selected period; and (3) monthly payments for your life and for the life of another person (usually your spouse) selected by you. Once you begin receiving regular payments, you cannot change your payment plan.

During the income phase, you have the same investment choices you had during the accumulation phase. You can choose to have payments come from the fixed account, the investment portfolios or both. If you choose to have any part of your payments come from the investment portfolios, the dollar amount of your payments may go up or down.

3. PURCHASE. You can buy this Contract with $5,000 or more under most circumstances. You can add $2,000 or more any time you like during the accumulation phase. Your registered representative can help you fill out the proper forms.

4. INVESTMENT OPTIONS. You can put your money in any or all of these investment portfolios which are described in the prospectuses for the funds:

Managed by Frank Russell        Managed by Conning Asset
Investment Management Company    Management Company
   Multi-Style Equity              Money Market
   Aggressive Equity
   Non-U.S.
   Core Bond

Depending upon market conditions, you can make or lose money in any of these portfolios.

5. EXPENSES. The Contract has insurance features and investment features, and there are costs related to each.

Each year Cova deducts a $30 contract maintenance charge from your Contract. Cova currently waives this charge if the value of your Contract is at least $50,000. Cova also deducts for its insurance charges which total 1.40% of the average daily value of your Contract allocated to the investment portfolios.

If you take your money out, Cova may assess a withdrawal charge which is equal to 5% of the purchase payment you withdraw. When you begin receiving regular income payments from your annuity, Cova will assess a state premium tax charge, if applicable, which ranges from 0%-4% depending upon the state.

There are also investment charges which currently range from .205% to 1.30% of the average daily value of the investment portfolio depending upon the investment portfolio.

The following chart is designed to help you understand the expenses in the Contract. The column "Total Annual Expenses" shows the total of the $30 contract maintenance charge (which is represented as .10% below), the 1.40% insurance charges and the investment expenses for each investment portfolio. The next two columns show you two examples of the expenses, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. For year 1, the Total Annual Expenses are assessed as well as the withdrawal charges. For year 10, the example shows the aggregate of all the annual expenses assessed for the 10 years, but there is no withdrawal charge.

The premium tax is assumed to be 0% in both examples.

                                                                                                           Examples:
                                                                                                           Total Annual
                                            Total Annual          Total Annual        Total                Expenses At End of:
                                            Insurance             Portfolio           Annual               (1)           (2)
Portfolio                                   Charges               Expenses            Expenses             1 Year        10 Years
---------------------                       -------------         -------------       -------------        ------        --------

Managed by Frank Russell Investment
Management Company
 Multi-Style Equity                         1.50%                 0.92%               2.42%                $74.50        $273.25
 Aggressive Equity                          1.50%                 1.25%               2.75%                $77.80        $305.57
 Non-U.S.                                   1.50%                 1.30%               2.80%                $78.30        $310.37
 Core Bond                                  1.50%                 0.80%               2.30%                $73.30        $261.20

Managed by Conning Asset
 Management Company
 Money Market                               1.50%                 0.205%              1.71%                $67.31        $199.08

The expenses reflect any expense reimbursement or fee waiver. For more detailed information, see the Fee Table in the Prospectus for the Contract.

6. TAXES. Your earnings are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income.

7. ACCESS TO YOUR MONEY. You can take money out at any time during the accumulation phase. After the first year, you can take up to 10% of your total purchase payments each year without charge from Cova. Withdrawals in excess of that will be charged 5% of each payment you take out. Each purchase payment you add to your Contract has its own 5 year withdrawal charge period. After Cova has had a payment for 5 years, there is no charge for withdrawing that payment. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

8. PERFORMANCE. The value of the Contract will vary up or down depending upon the investment performance of the Portfolio(s) you choose. Cova may provide total return figures for each investment portfolio. The total return figures are based on historical data and are not intended to indicate future performance. As of the date of this Profile, the sale of the Contracts had not begun. Therefore, no performance is presented here.

9. DEATH BENEFIT. If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit. This death benefit will be the greater of three amounts: 1) the money you've put in less any money you've taken out, and the related withdrawal charges, or 2) the value of your Contract at the time the death benefit is to be paid, or 3) the value of your Contract at the most recent 5th-year-anniversary before the date of death plus any money you've added since that anniversary minus any money you've taken out since that anniversary, and the related withdrawal charges. If you die after age 80, slightly different rules apply.

10.  OTHER INFORMATION.

     Free Look. If you cancel the Contract within 10 days after receiving it (or within 30 days if you are 60 years or older when we issue the Contract), we will send your money back without assessing a withdrawal charge. You will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your original payment. If we're required by law to return your original payment, we will put your money in the Money Market Fund during the free-look period.

     No Probate. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate.

     Who should purchase the Contract? This Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

     Additional Features. This Contract has additional features you might be interested in. These include:

     You can arrange to have money automatically sent to you each month while your Contract is still in the accumulation phase. Of course, you'll have to pay taxes on money you receive. We call this feature the Systematic Withdrawal Program.

     You can arrange to have a regular amount of money automatically invested in investment portfolios each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

     You can arrange to automatically readjust the money between investment portfolios periodically to keep the blend you select. We call this feature Automatic Rebalancing.

     Under certain circumstances, Cova will give you your money without a withdrawal charge if you need it while you're in a nursing home. We call this feature the Nursing Home Waiver.

These  features may not be suitable for your particular situation.

11.  INQUIRIES.  If you need more information, please contact us at:

                     Cova Life Sales Company
                     One Tower Lane, Suite 3000
                     Oakbrook Terrace, IL 60181
                     800-523-1661




                                  THE FIXED
                             AND VARIABLE ANNUITY
                                   ISSUED BY
                      COVA VARIABLE ANNUITY ACCOUNT FIVE
                                      AND
                     COVA FINANCIAL LIFE INSURANCE COMPANY


This prospectus describes the Fixed and Variable Annuity Contract offered by Cova Financial Life Insurance Company (Cova).

The annuity contract has 6 investment choices - a fixed account which offers an interest rate which is guaranteed by Cova, and 5 investment portfolios listed below. The 5 investment portfolios are part of Russell Insurance Funds or General American Capital Company. You can put your money in the fixed account and/or any of these investment portfolios.

RUSSELL INSURANCE FUNDS

      Managed by Frank Russell Investment Management Company
            Multi-Style Equity
            Aggressive Equity
            Non-U.S.
            Core Bond


GENERAL AMERICAN CAPITAL COMPANY

      Managed by Conning Asset Management Company
            Money  Market

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Cova Fixed and Variable Annuity Contract.

To learn more about the Cova Fixed and Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated _____, 1997. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at (800) 831-5433 or write us at : One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644.

INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

______,  1997.


                               TABLE OF CONTENTS
                                                                   Page
  INDEX  OF  SPECIAL  TERMS
  FEE  TABLE
  EXAMPLES
1.  THE  ANNUITY  CONTRACT
2.  ANNUITY  PAYMENTS  (THE  INCOME  PHASE)
3.  PURCHASE
  Purchase  Payments
  Allocation  of  Purchase  Payments
  Accumulation  Units
4.  INVESTMENT  OPTIONS
   Russell Insurance Funds
   General American Capital Company
  Transfers
  Dollar  Cost  Averaging  Program
  Automatic  Rebalancing  Program
Approved  Asset  Allocation  Programs
Voting  Rights
Substitution
5.  EXPENSES
Insurance  Charges
Contract  Maintenance  Charge
Withdrawal  Charge
Reduction  or  Elimination  of  the
   Withdrawal  Charge
Premium  Taxes
Transfer  Fee
Income  Taxes
Investment  Portfolio  Expenses
6.  TAXES
Annuity  Contracts  in  General
Qualified  and  Non-Qualified  Contracts
Withdrawals  -  Non-Qualified  Contracts
Withdrawals  -  Qualified  Contracts
Withdrawals  -  Tax-Sheltered  Annuities
Diversification
7.  ACCESS  TO  YOUR  MONEY
Systematic  Withdrawal  Program
8.  PERFORMANCE
9.  DEATH  BENEFIT
Upon  Your  Death
Death  of  Annuitant
10.  OTHER  INFORMATION
Cova
The  Separate  Account
Distributor
Ownership
Beneficiary
Assignment
Suspension  of  Payments  or  Transfers
Financial  Statements
TABLE  OF  CONTENTS  OF  THE  STATEMENT  OF
ADDITIONAL  INFORMATION
APPENDIX  - PERFORMANCE INFORMATION




                            INDEX OF SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. They are identified in the text in italic and the page that is indicated here is where we believe you will find the best explanation for the word or term.

                                                                Page
Accumulation  Phase
Accumulation  Unit
Annuitant
Annuity  Date
Annuity  Options
Annuity  Payments
Annuity  Unit
Beneficiary
Fixed  Account
Income  Phase
Investment  Portfolios
Joint  Owner
Non-Qualified
Owner
Purchase  Payment
Qualified
Tax  Deferral

                 COVA VARIABLE ANNUITY ACCOUNT FIVE FEE TABLE

OWNER  TRANSACTION  EXPENSES
Withdrawal  Charge  (see  Note  2  below)      5%  of  purchase  payment  withdrawn

TRANSFER  FEE  (see Note  3  below)
      No charge for first 12 transfers in a contract year; thereafter, the fee is $25 per transfer or, if less, 2% of the amount transferred.

CONTRACT MAINTENANCE CHARGE (see Note 4 below)  $30 per contract per year
SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)
 Mortality and Expense Risk Premium             1.25%
Administrative Expense Charge                    .15%
                                                -----
TOTAL SEPARATE ACCOUNT
 ANNUAL EXPENSES                                1.40%


INVESTMENT  PORTFOLIO  EXPENSES
(as  a  percentage  of  the  average  daily  net  assets  of  an  investment  portfolio)
                                    Management Fees     Other Expenses (after      Total Annual
                                   (after fee waiver)*  expense reimbursement)*  Portfolio Expenses
                                   -------------------  ----------------------  ---------------
RUSSELL INSURANCE FUNDS
Managed by Frank Russell
Investment Management Company
  Multi-Style Equity                      .22%                           .70%           .92%
  Aggressive Equity                       .26%                           .99%          1.25%
  Non-U.S.                                  0%                          1.30%          1.30%
  Core Bond                                 0%                           .80%           .80%

*The manager has voluntarily agreed to waive a portion of the management fee, up to the full amount of the fee, equal to the amount by which the Fund's total operating expenses exceed the amounts set forth above under "Total Portfolio annual Expenses." Additionally, the manager has voluntarily agreed to reimburse the Fund for all remaining expenses after fee waivers which exceed the amount set forth above for each Fund under "Total Annual Portfolio Expenses". Absent such waiver and reimbursement, the management fees and total operating expenses would be .78% and 1.68% for the Multi-Style Equity Fund; .95% and 2.31% for the Aggressive Equity Fund; .95% and 5.31% for the Non-U.S. Fund; and .60% and 2.36% for the Core Bond Fund.

General American Capital Company
Managed by Conning Asset
Management Company
  Money Market                           .205%                           0%          .205%


                                   EXAMPLES

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

(a)  upon surrender at the end of each time period;

(b)  if the contract is not surrendered or is annuitized.


                                        Time  Periods

                                      1 year   3 years
                                   ---------  ----------

RUSSELL INSURANCE FUNDS
Managed by Frank Russell
Investment Management Company

Multi-Style Equity                 (a)$74.50  (a)$120.27
                                   (b)$24.50  (b)$ 75.27
Aggressive Equity                  (a)$77.80  (b)$130.14
                                   (b)$27.80  (b)$ 85.14
Non-U.S.                           (a)$78.30  (a)$131.62
                                   (b)$28.30  (b)$ 86.62
Core Bond                          (a)$73.30  (a)$116.65
                                   (b)$23.30  (b)$ 71.65

GENERAL AMERICAN CAPITAL COMPANY
Managed by Conning Asset
Management Company

Money Market                       (a)$67.31  (a)$98.54
                                   (b)$17.31  (b)$53.54

EXPLANATION  OF  FEE  TABLE  AND  EXAMPLES

1. The purpose of the Fee Table is to show you the various expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the Separate Account as well as of the investment portfolios.

2. The withdrawal charge is 5% of the purchase payments you withdraw. After Cova has had a purchase payment for 5 years, there is no charge by Cova for a withdrawal of that purchase payment. You may also have to pay income tax and a tax penalty on any money you take out. After the first year, you can take up to 10% of your total purchase payments each year without a charge from Cova.

3. Cova will not charge you the transfer fee even if there are more than 12 transfers in a year if the transfer is for the Dollar Cost Averaging, Automatic Rebalancing or approved Asset Allocation Programs.

4. Cova will not charge the contract maintenance charge if the value of your contract is $50,000 or more, although, if you make a complete withdrawal, Cova will charge the contract maintenance charge.

5. Premium taxes are not reflected. Premium taxes may apply depending on the state where you live.

6.   The assumed average contract size is $30,000.

7. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


1.  THE  ANNUITY  CONTRACT

This Prospectus  describes the Fixed and Variable  Annuity  Contract  offered by
Cova.

An annuity is a contract between you, the owner, and an insurance company (in this case Cova), where the insurance company promises to pay you an income, in the form of annuity payments, beginning on a designated date that's at least 30 days in the future. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. Once you begin receiving annuity payments, your contract switches to the income phase. The contract benefits from tax deferral.

Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among 5 investment portfolios, and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends upon the investment performance of the investment portfolios you select for the income phase.

The contract also contains a fixed account. The fixed account offers an interest rate that is guaranteed by Cova. Cova guarantees that the interest credited to the fixed account will not be less than 3% per year. If you select the fixed account, your money will be placed with the other general assets of Cova. If you select the fixed account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the fixed account portion of the contract will remain level for the entire income phase.

As owner of the contract, you exercise all rights under the contract. You can change the owner at any time by notifying Cova in writing. You and your spouse can be named joint owners. We have described more information on this in Section 10 - Other Information.

2.    ANNUITY  PAYMENTS  (THE  INCOME  PHASE)

Under the contract you can receive regular income payments. You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date must be the first day of a calendar month. You can also choose among income plans. We call those annuity options.

We ask you to choose your annuity date and annuity option when you purchase the contract. You can change either at any time before the annuity date with 30 days notice to us. Your annuity date cannot be any earlier than one month after you buy the contract. Annuity payments must begin by the annuitant's 85th birthday or 10 years from the date the contract was issued, whichever is later. The annuitant is the person whose life we look to when we make annuity payments.

If you do not choose an annuity option at the time you purchase the contract, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will come from the fixed account, the investment portfolio(s) or a combination of both. If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things: 1) the value of your contract in the investment portfolio(s) on the annuity date, 2) the 3% assumed investment rate used in the annuity table for the contract, and 3) the performance of the investment portfolios you selected. If the actual performance exceeds the 3% assumed rate, your annuity payments will increase. Similarly, if the actual rate is less than 3%, your annuity payments will decrease.

You can choose one of the following annuity options. After annuity payments begin, you cannot change the annuity option.

Option 1. Life Annuity. Under this option, we will make an annuity payment each month so long as the annuitant is alive. After the annuitant dies, we stop making annuity payments.

Option 2. Life Annuity with 5, 10 or 20 Years Guaranteed. Under this option, we will make an annuity payment each month so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will then continue to make annuity payments for the rest of the guaranteed period to the beneficiary. If the beneficiary does not want to receive annuity payments, he or she can ask us for a single lump sum.

Option 3. Joint and Last Survivor Annuity. Under this option, we will make annuity payments each month so long as the annuitant and a second person are both alive. When either of these people dies, we will continue to make annuity payments, so long as the survivor continues to live. The amount of the annuity payments we will make to the survivor can be equal to 100%, 66 -2/3% or 50% of the amount that we would have paid if both were alive.

Annuity payments are made monthly unless you have less than $5,000 to apply toward a payment. In that case, Cova may provide your annuity payment in a single lump sum. Likewise, if your annuity payments would be less than $100 a month, Cova has the right to change the frequency of payments so that your annuity payments are at least $100.

3.    PURCHASE

PURCHASE  PAYMENTS

A purchase payment is the money you give us to buy the contract. The minimum we will accept is $5,000 when the contract is bought as a non-qualified contract. If you are buying the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum we will accept is $2,000. The maximum we accept is $1 million without our prior approval. You can make additional purchase payments of $2,000 or more to either type of contract.

ALLOCATION  OF  PURCHASE  PAYMENTS

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or one or more of the investment portfolios you have selected. If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise.

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (or within 30 days if you are 60 years or older when we issue the contract). When you cancel the contract within this time period, Cova will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. If you have purchased the contract as an IRA, we are required to give you back your purchase payment if you decide to cancel your contract within 10 days after receiving it (or whatever period is required). If that is the case, we will put your purchase payment in the Money Market Fund of General American Capital Company for 15 days after we allocate your first purchase payment. At the end of that period, we will re-allocate those funds as you selected.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time.

ACCUMULATION  UNITS

The value of the variable annuity portion of your contract will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an annuity unit.

Every day we determine the value of an accumulation unit for each of the investment portfolios. We do this by:

1. determining the total amount of money invested in the particular investment portfolio;

2. subtracting from that amount any insurance charges and any other charges such as taxes we have deducted; and

3.   dividing this amount by the number of outstanding accumulation units.

The  value  of  an  accumulation  unit  may  go  up  or  down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio divided by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then credit your contract.

EXAMPLE:

On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the Multi-Style Equity Fund. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Multi-Style Equity Fund is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Multi-Style Equity Fund.

4.   INVESTMENT OPTIONS

The  Contract  offers  5  investment   portfolios  which  are  described  below.
Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING. COPIES OF THESE PROSPECTUSES ARE ATTACHED TO THIS PROSPECTUS.

Russell Insurance Funds is managed by Frank Russell Investment Management Company. Russell Insurance Funds is a mutual fund with four portfolios, each its own investment objective. The following portfolios are available under the contract:

     Multi-Style Equity Fund
     Aggressive Equity Fund
     Non-U.S. Fund
     Core Bond Fund

GENERAL AMERICAN CAPITAL COMPANY

General American Capital Company is a mutual fund with multiple portfolios. Each portfolio is managed by Conning Asset Management Company. The following portfolio is available under the contract:

     Money Market Fund

TRANSFERS

You can transfer money among the fixed account and the 5 investment portfolios.

TRANSFERS DURING THE ACCUMULATION PHASE. You can make 12 transfers every year during the accumulation phase without charge. We measure a year from the anniversary of the day we issued your Contract. You can make a transfer to or from the fixed account and to or from any investment portfolio. If you make more than 12 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer or, if less, 2% of the amount transferred. The following apply to any transfer during the accumulation phase:

1. Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

2.   Your request for transfer must clearly state how much the transfer is for.

3.   You cannot make any transfers within 7 calendar days of the annuity date.

TRANSFERS DURING THE INCOME PHASE. You can only make transfers between the investment portfolios once each year. We measure a year from the anniversary of the day we issued your contract. You cannot transfer from the fixed account to an investment portfolio, but you can transfer from one or more investment portfolios to the fixed account at any time. If you make more than 12 transfers in a year, a transfer fee will be charged.

Cova has reserved the right during the year to terminate or modify the transfer provisions described above.

You can make transfers by telephone. If you own the contract with a joint owner, unless Cova is instructed otherwise, Cova will accept instructions from either you or the other owner. Cova will use reasonable procedures to confirm that instructions given us by telephone are genuine. If Cova fails to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Cova tape records all telephone instructions.

DOLLAR  COST  AVERAGING  PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount each month from the Money Market Fund or the fixed account to any of the other investment portfolio(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

The minimum amount which can be transferred each month is $500. You must have at least $6,000 in the Money Market Fund or the fixed account, (or the amount required to complete your program, if less) in order to participate in the Dollar Cost Averaging Program. There is no additional charge for participating in the Dollar Cost Averaging Program.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee.

AUTOMATIC  REBALANCING  PROGRAM

Once your money has been allocated among the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the anniversary of the date we issued your contract. The transfer date will be the 1st day after the end of the period you selected. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

EXAMPLE:

Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Core Bond Fund and 60% to be in the Multi-Style Equity Fund. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Core Bond Fund now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, Cova would sell some of your units in the Core Bond Fund to bring its value back to 40% and use the money to buy more units in the Multi-Style Equity Fund to increase those holdings to 60%.

APPROVED  ASSET  ALLOCATION  PROGRAMS

Cova recognizes the value to certain owners of having available, on a continuous basis, advice for the allocation of your money among the investment options available under the contracts. Certain providers of these types of services have agreed to provide such services to owners in accordance with Cova's administrative rules regarding such programs.

Cova has made no independent investigation of these programs. Cova has only established that these programs are compatible with our administrative systems and rules. Approved asset allocation programs are only available during the accumulation phase.

Even though Cova permits the use of approved asset allocation programs, the contract was not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the
investment  portfolios,   and when Cova  becomes  aware  of  such  disruptive
practices, we may modify the transfer provisions of the contract.

If you participate in an Approved Asset Allocation Program, the transfers made under the program are not taken into account in determining any transfer fee.

VOTING  RIGHTS

Cova is the legal owner of the investment portfolio shares. However, Cova believes that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Cova owns on its own behalf. Should Cova determine that it is no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION

Cova may be required to substitute one of the investment portfolios you have selected with another portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intent to do this.

5.   EXPENSES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

INSURANCE  CHARGES

Each day, Cova makes a deduction for its insurance charges. Cova does this as part of its calculation of the value of the accumulation units and the annuity units. The insurance charge has two parts: 1) the mortality and expense risk premium and 2) the administrative expense charge.

MORTALITY AND EXPENSE RISK PREMIUM. This charge is equal, on an annual basis, to 1.25% of the daily value of the contracts invested in an investment portfolio, after expenses have been deducted. This charge is for all the insurance benefits e.g., guarantee of annuity rates, the death benefits, for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the contract. If the charges under the contract are not sufficient, then Cova will bear the loss. Cova does, however, expect to profit from this charge. The mortality and expense risk premium cannot be increased. Cova may use any profits we make from this charge to pay for the costs of distributing the contract.

ADMINISTRATIVE EXPENSE CHARGE. This charge is equal, on an annual basis, to .15% of the daily value of the contracts invested in an investment portfolio, after expenses have been deducted. This charge, together with the contract maintenance charge (see below), is for all the expenses associated with the administration of the contract. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. Because this charge is taken out of every unit value, you may pay more in administrative costs than those that are associated solely with your contract. Cova does not intend to profit from this charge. However, if this charge and the contract maintenance charge are not enough to cover the costs of the contracts in the future, Cova will bear the loss.

CONTRACT  MAINTENANCE  CHARGE

During the accumulation phase, every year on the anniversary of the date when your contract was issued, Cova deducts $30 from your contract as a contract maintenance charge. This charge is for administrative expenses (see above). This charge can not be increased.

Cova will not deduct this charge, if when the deduction is to be made, the value of your contract is $50,000 or more. Cova may some time in the future discontinue this practice and deduct the charge.

If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted. A pro rata portion of the charge will be deducted if the annuity date is other than an anniversary. After the annuity date, the charge will be collected monthly out of the annuity payment.

WITHDRAWAL  CHARGE

During the accumulation phase, you can make withdrawals from your contract. Cova keeps track of each purchase payment. Once a year after the first year, you can withdraw up to 10% of your total purchase payments and no withdrawal charge will be assessed on the 10%, if on the day you make your withdrawal the value of your contract is $5,000 or more. Otherwise, the charge is 5% of each purchase payment you take out. However, after Cova has had a purchase payment for 5 years, there is no charge when you withdraw that purchase payment. For purposes of the withdrawal charge, Cova treats withdrawals as coming from the oldest purchase payment first. When the withdrawal is for only part of the value of your contract, the withdrawal charge is deducted from the remaining value in your contract.

NOTE: For tax purposes, withdrawals are considered to have come from the last money into the contract. Thus, for tax purposes, earnings are considered to come out first.

Cova does not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits.

After you have owned the contract for one year, if you, or your joint owner, has been confined to a nursing home or hospital for at least 90 consecutive days under a doctor's care and you need part or all of the money from your contract, Cova will not impose a withdrawal charge. You or your joint owner cannot have been so confined when you purchased your contract if you want to take advantage of this provision. This is called the Nursing Home Waiver.

REDUCTION  OR  ELIMINATION  OF  THE  WITHDRAWAL  CHARGE

Cova will reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce its sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with Cova. Cova will not deduct a withdrawal charge under a contract issued to an officer, director or employee of Cova or any of its affiliates.

PREMIUM  TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. Cova is responsible for the payment of these taxes and will make a deduction from the value of the contract for them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin. It is Cova's current practice to not charge anyone for these taxes until annuity payments begin. Cova may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 4%, depending on the state.

TRANSFER  FEE

You can make 12 free transfers every year. We measure a year from the day we issue your contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred whichever is less.

If the transfer is part of the Dollar Cost Averaging Program, the Automatic Rebalancing Program or an Approved Asset Allocation Program, it will not count in determining the transfer fee.

INCOME  TAXES

Cova will deduct from the contract for any income taxes which it incurs because of the contract. At the present time, we are not making any such deductions.

INVESTMENT  PORTFOLIO  EXPENSES

There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the attached fund prospectuses.

6.   TAXES

NOTE: Cova has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. Cova has included in the Statement of Additional Information an additional discussion regarding taxes.

ANNUITY  CONTRACTS  IN  GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract - qualified or non-qualified (see following sections).

You, as the owner, will not be taxed on increases in the value of your contract until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

When a non-qualified contract is owned by a non-natural person (e.g.,corporation or certain other entities other than tax-qualified trusts), the contract will generally not be treated as an annuity for tax purposes.

QUALIFIED  AND  NON-QUALIFIED  CONTRACTS

If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program, or an individual retirement annuity, your contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities
(IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), H.R. 10 Plans (sometimes referred to as Keogh Plans), and pension and profit plans, which include 401(k) plans.

WITHDRAWALS  -  NON-QUALIFIED  CONTRACTS

If you make a withdrawal from your contract, the Code treats such a withdrawal as first coming from earnings and then from your purchase payments. Such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid after you die; (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity; (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982.

WITHDRAWALS  -  QUALIFIED  CONTRACTS

The above information describing the taxation of non-qualified contracts does not apply to qualified contracts. There are special rules that govern with respect to qualified contracts. We have provided a more complete discussion in the Statement of Additional Information.

WITHDRAWALS  -  TAX-SHELTERED  ANNUITIES

The Code limits the withdrawal of purchase payments made by owners from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) leaves his/her job; (3) dies; (4) becomes disabled (as that term is defined in the Code); or (5) in the case of hardship. However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Cova believes that the investment portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Cova would be considered the owner of the shares of the investment portfolios. If this occurs, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment portfolios.

Due to the uncertainty in this area, Cova reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

7.   ACCESS TO YOUR MONEY

You can have access to the money in your contract: (1) by making a withdrawal (either a partial or a complete withdrawal); (2) by electing to receive annuity payments; or (3) when a death benefit is paid to your beneficiary. Under most circumstances, withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the value of the contract on the day you made the withdrawal less any applicable withdrawal charge, less any premium tax and less any contract maintenance charge. (See Section 5. Expenses for a discussion of the charges.)

Unless you instruct Cova otherwise, any partial withdrawal will be made pro rata from all the investment portfolios and the fixed account you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500. Cova requires that after a partial withdrawal is made you keep at least $500 in any selected investment portfolio.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

There are limits to the amount you can withdraw from a qualified plan referred to as a 403(b) plan. For a more complete explanation see Section 6. Taxes and the discussion in the Statement of Additional Information.

SYSTEMATIC  WITHDRAWAL  PROGRAM

If you are 59 1/2 or older, you may use the Systematic Withdrawal Program. This program provides an automatic monthly payment to you of up to 10% of your total purchase payments each year. No withdrawal charge will be made for these payments. Cova does not have any charge for this program, but reserves the right to charge in the future. If you use this program, you may not also make a single 10% free withdrawal. For a discussion of the withdrawal charge and the 10% free withdrawal, see Section 5. Expenses.

INCOME  TAXES  MAY  APPLY  TO  SYSTEMATIC  WITHDRAWALS.

8.   PERFORMANCE

Cova periodically advertises performance of the various investment portfolios. Cova will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the insurance charges and the expenses of the investment portfolio. It does not reflect the deduction of any applicable contract maintenance charge and withdrawal charge. The deduction of any applicable contract maintenance charge and withdrawal charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the insurance charges, contract maintenance charge, withdrawal charges and the expenses of the investment portfolio.

For periods starting prior to the date the contracts were first offered, the performance will be based on the historical performance of the corresponding portfolios or the Separate Account, modified to reflect the charges and expenses of the contract as if the contracts had been in existence during the period stated in the advertisement. These figures should not be interpreted to reflect actual historical performance.

Cova may, from time to time, include in its advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

The Appendix contains performance information that you may find informative. Future performance will vary and the results shown are not necessarily representative of future results.

9.   DEATH BENEFIT

UPON  YOUR  DEATH

If you die before annuity payments begin, Cova will pay a death benefit to your beneficiary (see below). If you have a joint owner, the death benefit will be paid when the first of you dies. Joint owners must be spouses. The surviving joint owner will be treated as the beneficiary.

The amount of the death benefit depends on how old you or your joint owner is.

Prior to you, or your joint owner, reaching age 80, the death benefit will be the greater of:

1. Total purchase payments, less withdrawals (and any withdrawal charges paid on the withdrawals);

2.   The value of your contract at the time the death benefit is to be paid; or

3. The value of your contract on the most recent five year anniversary before the date of death, plus any subsequent purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals).

After you, or your joint owner, reaches age 80, the death benefit will be the greater of:

1. Total purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals);

2.   The value of your contract at the time the death benefit is to be paid; or

3. The value of your contract on the most recent five year anniversary on or before you or your joint owner reaches age 80, plus any subsequent purchase payments, less any withdrawals (and any withdrawal charges paid on the withdrawals).

The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. If the beneficiary is the spouse of the owner, he/she can continue the contract in his/her own name at the then current value. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

DEATH  OF  ANNUITANT

If the annuitant, not an owner or joint owner, dies before annuity payments begin, you can name a new annuitant. If no annuitant is named within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death or change of annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected.

10.  OTHER INFORMATION

COVA

Cova Financial Life Insurance Company ("Cova") was originally incorporated on September 6, 1972 as Industrial Indemnity Life Insurance Company, a California corporation and changed its name to Xerox Financial Life Insurance Company in 1986. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased Cova which on that date changed its name to Cova Financial Life Insurance Company.

Cova is presently licensed to do business in the state of California.

THE  SEPARATE  ACCOUNT

Cova has established a separate account, Cova Variable Annuity Account Five (Separate Account), to hold the assets that underlie the contracts. The Board of Directors of Cova adopted a resolution to establish the Separate Account under California insurance law on March 24, 1992. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The assets of the Separate Account are held in Cova's name on behalf of the Separate Account and legally belong to Cova. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business Cova may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts Cova may issue.

DISTRIBUTOR

Cova Life Sales Company (Life Sales), One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644, acts as the distributor of the contracts. Life Sales is an affiliate of Cova.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers will be paid commissions up to 5.75% of purchase payments. During the initial period in which the Contracts are offered, Cova may pay an additional .5% commission. Sometimes, Cova enters into an agreement with the broker-dealer to pay the broker-dealer persistency bonuses, in addition to the standard commissions. To the extent that the withdrawal charge is insufficient to cover the actual cost of distribution, Cova may use any of its corporate assets, including any profit from the mortality and expense risk premium, to make up any difference.

OWNERSHIP

OWNER. You, as the owner of the contract, have all the rights under the contract. Prior to the annuity date, the owner is as designated at the time the contract is issued, unless changed. On and after the annuity date, the annuitant is the owner. The beneficiary becomes the owner when a death benefit is payable.

JOINT OWNER. The contract can be owned by joint owners. Any joint owner must be the spouse of the other owner. Upon the death of either joint owner, the surviving spouse will be the designated beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.

ASSIGNMENT

You can assign the contract at any time during your lifetime. Cova will not be bound by the assignment until it receives the written notice of the assignment. Cova will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

SUSPENSION  OF  PAYMENTS  OR  TRANSFERS

Cova may be required to suspend or postpone payments for withdrawals or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.   trading on the New York Stock Exchange is restricted;

3.   an  emergency  exists  as a  result  of which  disposal  of  shares  of the
     investment  portfolios  is  not  reasonably   practicable  or  Cova  cannot
     reasonably value the shares of the investment portfolios;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Cova has reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

FINANCIAL  STATEMENTS

The financial statements of Cova and the Separate Account have been included in the Statement of Additional Information.


                          TABLE OF CONTENTS OF THE
                      STATEMENT OF ADDITIONAL INFORMATION

     Company
     Experts
     Legal  Opinions
     Distribution
     Performance  Information
     Tax  Status
     Annuity  Provisions
     Financial  Statements



                                  APPENDIX

PERFORMANCE INFORMATION

FUTURE PERFORMANCE WILL VARY AND THE RESULTS SHOWN ARE NOT NECESSARILY REPRESENTATIVE OF FUTURE RESULTS.

PART 1 - EXISTING PORTFOLIO IN EXISTING SEPARATE ACCOUNT

The contracts are new and therefore have no performance history. However, the Separate Account has invested in the Money Market Fund of General American Capital Company for some time as has an investment performance history. In order to show how the historical performance of the Separate Account affects the contract's accumulation unit values, the following performance was developed. The information is based upon the historical experience of the Separate Account and the Money Market Fund and is for the periods shown. The chart below shows the investment performance of the Separate Account and the Money Market Fund and the accumulation unit performance calculated by assuming that the contracts were invested in the Separate Account for the same periods.

The performance figures in Column A reflect the fees and expenses paid by the portfolio. Column B presents performance figures for the accumulation units which reflect the insurance charges and the fees and expenses of the portfolio. Column C presents performance figures for the accumulation units which reflect the insurance charges, the contract maintenance charge, the fees and expenses of the portfolio, and assumes that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected.

TOTAL RETURN FOR THE PERIODS ENDED SEPTEMBER 30, 1997:

                                               Column A                 Column B            Column C
                                               Portfolio Performance    Accumulation        Unit Performance
                                               ---------------------    ------------        ----------------
                          Separate Account
                          Inception Date        1      Since             1       Since       1      Since
Portfolio                 in Portfolio          Year   Inception         Year    Inception   Year   Inception
---------                 -----------------     ----------------         -----------------   ----------------

GENERAL AMERICAN
CAPITAL COMPANY

Money Market                 6/3/96            5.56%    5.54%            4.16%   4.14%      (0.98)%   0.57%

PART 2 - NEW PORTFOLIOS IN EXISTING SEPARATE ACCOUNT

The contracts are new and therefore have no performance history. However, the portfolios of Russell Insurance Funds have been existence for some time and have an investment performance history. In order to show how the historical performance of the portfolios affects the contract's accumulation unit values, the following performance was developed. The information is based upon the historical experience of the portfolios and is for the periods shown. The chart below shows the investment performance of the portfolio and the accumulation units performance calculated by assuming that the contracts were invested in the portfolios for the same periods.

The performance figures in Column A reflect the fees and expenses paid by each portfolio. Column B presents performance figures for the accumulation units which reflect the insurance charges and the fees and expenses of each portfolio. Column C presents performance figures for the accumulation units which reflect the insurance charges, the contract maintenance charge, the fees and expenses of each portfolio, and assumes that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected.

TOTAL RETURN FOR PERIODS ENDED SEPTEMBER 30, 1997:

                                               Column A                Column B                Column C
                                           Portfolio Performance        Accumulation       Unit Performance
                                     ----------------------  ----------------------  ----------------------
                            Portfolio               10 yrs or               10 yrs or               10 yrs or
                            Inception               since                   since                   since
Portfolio                     Date      1 yr  5 yrs inception   1 yr  5 yrs inception   1 yr  5 yrs inception
-----------------          ------------ ----------------------  ----------------------  ----------------------

RUSSELL INSURANCE FUNDS

Multi-Style Equity          1/2/97       --    --   37.36%      --     --   35.96%        --   --     31.36%

Aggressive Equity           1/2/97       --    --   47.64%      --     --   46.24%        --   --     41.64%

Non-U.S.                    1/2/97       --    --   11.58%      --     --   10.18%        --   --      5.58%

Core Bond                   1/2/97       --    --    8.94%      --     --    7.54%        --   --      2.94%


---------------------------
---------------------------                                            STAMP
---------------------------


                              Cova Financial Life Insurance Company
                              Attn: Variable Products
                              One Tower Lane
                              Suite 3000
                              Oakbrook Terrace, Illinois 60181-4644









     Please send me, at no charge, the Statement of Additional Information dated _____, 1997 for The Annuity Contract issued by Cova.




                  (Please print or type and fill in all information)




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     Name

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     Address

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     City                                         State               Zip Code

CC-___(_/97)                                                       COVA VA




                     STATEMENT OF ADDITIONAL INFORMATION

           INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT

                                  issued by

                   COVA VARIABLE ANNUITY ACCOUNT FIVE

                                     AND

                    COVA FINANCIAL LIFE INSURANCE COMPANY



THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED ______, 1997, FOR THE INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT WHICH IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT: One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644,
(800) 831-5433.

  THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED _____________, 1997.


                              TABLE OF CONTENTS



                                                     Page

COMPANY

EXPERTS

LEGAL OPINIONS

DISTRIBUTION
Reduction or Elimination of the Withdrawal Charge

PERFORMANCE INFORMATION
Total Return
Historical Unit Values
Reporting Agencies

TAX STATUS
General
Diversification
Multiple Contracts
Contracts Owned by Other than Natural Persons
Tax Treatment of Assignments
Income Tax Withholding
Tax Treatment of Withdrawals - Non-Qualified Contracts
Qualified Plans
Tax Treatment of Withdrawals - Qualified Contracts
Tax-Sheltered Annuities - Withdrawal Limitations

ANNUITY PROVISIONS
Variable Annuity
Fixed Annuity
Annuity Unit
Net Investment Factor
Mortality and Expense Guarantee

FINANCIAL STATEMENTS




                                   COMPANY

Cova   Financial  Life   Insurance   Company  (the   "Company")  was  originally
incorporated on September 6, 1972 as Industrial Indemnity Life Insurance Company, a California corporation and changed its name on January 1, 1986 to Xerox Financial Life Insurance Company. The Company presently is licensed to do business in the state of California. On June 1, 1995 a wholly-owned subsidiary of General American Life Insurance Company ("General American") purchased Xerox Financial Services Life Insurance Company ("Xerox Life"), an affiliate of the Company, from Xerox Financial Services, Inc. The acquisition of Xerox Life included related companies, including the Company. On June 1, 1995 the Company changed its name to Cova Financial Life Insurance Company.

General American is a St. Louis-based mutual company with more than $275 billion of life insurance in force and approximately $19 billion in assets. It provides life and health insurance, retirement plans, and related financial services to individuals and groups.

                                   EXPERTS

The Balance Sheet of the Company as of December 31, 1996 and 1995 and the related Statements of Income, Shareholder's Equity and Cash Flows for the year ended December 31, 1996 and the periods from June 1, 1995 through December 31, 1995 and January 1, 1995 through May 31, 1995 and for the year ended December 31, 1994 and the Statements of Assets and Liabilities and Contract Owners' Equity of the Separate Account as of December 31, 1996 and the related Statement of Operations for the year then ended and the Statement of Change in Contract Owners' Equity for the year ended December 31, 1996 and the period from June 19, 1995 through December 31, 1995, have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                LEGAL OPINIONS

Legal matters in connection with the Contracts described herein are being passed
upon  by  the  law  firm  of  Blazzard,  Grodd  &  Hasenauer,   P.C.,  Westport,
Connecticut.

                                 DISTRIBUTION

Cova Life Sales Company ("Life Sales") acts as the distributor. Prior to June 1, 1995, Cova Life Sales Company was known as Xerox Life Sales Company. Life Sales is an affiliate of the Company. The offering is on a continuous basis.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

The amount of the Withdrawal Charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the Withdrawal Charge will be determined by the Company after examination of all the relevant factors such as:

     1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

     2. The total amount of purchase payments to be received will be considered. Per Contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

     3. Any prior or existing relationship with the Company will be considered. Per Contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

     4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the Withdrawal Charge.

The Withdrawal Charge may be eliminated when the Contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the Withdrawal Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

                           PERFORMANCE INFORMATION

Total Return

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a 1.25% Mortality and Expense Risk Premium, a .15% Administrative Expense Charge, the expenses for the underlying investment portfolio being advertised and any applicable Contract Maintenance Charges and Withdrawal Charges.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable Contract Maintenance Charges and any applicable Withdrawal Charges to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is: n P (1 + T) = ERV

Where:

P    =  a hypothetical initial payment of $1,000
T    =  average annual total return
n    =  number of years
ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical
        $1,000 payment made at the beginning of the time periods used.



The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of any contract maintenance charge and withdrawal charge. The deduction of any contract maintenance charge and withdrawal charge would reduce any percentage increase or make greater any percentage decrease.

Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what an Owner's total return may be in any future period.

The contracts are new and therefore have no performance history. However, the Separate Account and the corresponding Portfolios have been in existence for sometime and consequently have an investment performance history. In order to show how the historical investment performance of the Separate Account and the Portfolios affect accumulation unit values, performance information was developed. The information is based upon the historical experience of the Separate Account and the Portfolios and is for the periods shown. The prospectus contains a chart of performance information.

Future performance of the Portfolios will vary and the results shown are not necessarily representative of future results. Performance for periods ending after those shown may vary substantially from the examples shown. The performance for a Portfolio is calculated for a specified period of time by assuming an initial Purchase Payment of $1,000 allocated to the Portfolio. There are performance figures for the Accumulation Units which reflect the insurance charges as well as the Portfolio expenses. There are also performance figures for the Accumulation Units which reflect the insurance charges, the contract maintenance charge, the Portfolio expenses, and assume that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected. The percentage increases (decreases) are determined by subtracting the initial Purchase Payment from the ending value and dividing the remainder by the beginning value. The performance may also show figures when no withdrawal is assumed.

Historical Unit Values

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

Reporting Agencies

The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.



                                  TAX STATUS

GENERAL

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

Section 72 of the Code governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludible amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of
Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contract. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all investment portfolios underlying the Contracts will
be  managed  in  such  a  manner  as  to  comply   with  these   diversification
requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the owners of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:
a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or
c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions). Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

QUALIFIED PLANS

The Contracts offered herein are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

a.     H.R. 10 Plans

Section 401 of the Code permits self-employed individuals to establish Qualified Plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" plans. Contributions made to the Plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Purchasers of Contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.     Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the Contracts. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals - Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations" below.) Employee loans are not allowable under the Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.     Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

d.     Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Purchasers of Contracts for use with Corporate Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities) and 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days; (h) distributions from an Individual Retirement Annuity made to the Owner to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner for the taxable year; and (i) distributions from an Individual Retirement Annuity made to the Owner which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

Generally, distributions from a qualified plan must commence no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TAX-SHELTERED ANNUITIES - WITHDRAWAL LIMITATIONS

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Owner: (1) attains age 59 1/2; (2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract Value which represents contributions made by the Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Plans. Owners should consult their own tax counsel or other tax adviser regarding any distributions.


                              ANNUITY PROVISIONS

VARIABLE ANNUITY

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment portfolio(s) of the Separate Account. At the Annuity Date, the Contract Value in each investment portfolio will be applied to the applicable Annuity Tables. The Annuity Table used will depend upon the Annuity Option chosen. If, as of the Annuity Date, the then current Annuity Option rates applicable to this class of Contracts provide a first Annuity Payment greater than guaranteed under the same Annuity Option under this Contract, the greater payment will be made. The dollar amount of Annuity Payments after the first is determined as follows:


(1) the dollar amount of the first Annuity Payment is divided by the value of an Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity Payment period.

(2) the fixed number of Annuity Units is multiplied by the Annuity Unit value for the last Valuation Period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.

The total dollar amount of each Variable Annuity Payment is the sum of all investment portfolios' Variable Annuity Payments reduced by the applicable Contract Maintenance Charge.

FIXED ANNUITY

A fixed annuity is a series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The General Account Value on the day immediately preceding the Annuity Date will be used to determine the Fixed Annuity monthly payment. The first monthly Annuity Payment will be based upon the Annuity Option elected and the appropriate Annuity Option Table.

ANNUITY UNIT

The value of an Annuity Unit for each investment portfolio was arbitrarily set initially at $10. This was done when the first investment portfolio shares were purchased. The investment portfolio Annuity Unit value at the end of any subsequent Valuation Period is determined by multiplying the investment portfolio Annuity Unit value for the immediately preceding Valuation Period by the product of (a) the Net Investment Factor for the day for which the Annuity Unit value is being calculated, and (b) 0.999919.

NET INVESTMENT FACTOR

The Net Investment Factor for any investment portfolio for any Valuation Period is determined by dividing:


(a)  the  Accumulation  Unit  value  as of the  close of the  current  Valuation
     Period, by

(b)  the  Accumulation  Unit value as of the close of the immediately  preceding
     Valuation Period.

The Net Investment Factor may be greater or less than one, as the Annuity Unit value may increase or decrease.

MORTALITY AND EXPENSE GUARANTEE

The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.

                             FINANCIAL STATEMENTS

The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.


COVA VARIABLE ANNUITY ACCOUNT FIVE

Financial Statements

(UNAUDITED)

September 30, 1997

COVA VARIABLE ANNUITY ACCOUNT FIVE
STATEMENT OF ASSETS AND LIABILITIES
September 30, 1997   (Unaudited)



ASSETS
INVESTMENTS:


VAN KAMPEN MERRIT SERIES TRUST:
  Quality Income Portfolio - 58,973 shares at a net asset value of $10.73 per share (cost $628,539)            $   632,757
  Growth and Income Portfolio - 87,613 shares at a net asset value of $17.24 per share (cost $1,240,861)         1,510,813
  Money Market Portfolio - 734,959 shares at a net asset value of $1.00 per share (cost $734,959)                  734,959
  Stock Index Portfolio - 74,778 shares at a net asset value of $20.60 per share (cost $1,175,774 )              1,540,139
  Bond Debenture Portfolio - 262,799 shares at a net asset value of $12.15 per share (cost $3,003,949)           3,193,707
  Quality Bond Portfolio - 195,355 shares at a net asset value of $10.38 per share (cost $1,983,754)             2,027,003
  Small Cap Stock Portfolio - 407,913 shares at a net asset value of $13.36 per share (cost $4,568,661)          5,448,908
  Large Cap Stock Portfolio -550,119 shares at a net asset value of $14.34 per share (cost $6,894,860)           7,890,678
  Select Equity Portfolio - 552,622  shares at a net asset value of $14.11 per share (cost $6,431,548)           7,795,957
  International Equity Portfolio - 433,807  shares at a net asset value of $12.11 per share (cost $4,878,908)    5,252,163

LORD ABBETT SERIES FUND, INC:
  Growth and Income Portfolio - 950,414  shares at a net asset value of $21.22 per share (cost $16,725,762)     20,163,736

Total Assets                                                                                                   $56,190,820


See accompanying notes to unaudited financial statements
COVA VARIABLE ANNUITY ACCOUNT FIVE
STATEMENT OF ASSETS AND LIABILITIES   (Continued)
September 30, 1997   (Unaudited)







LIABILITIES AND CONTRACT OWNERS EQUITY

Contract Owners' Equity:

  Accumulation Phase:

  Trust Quality Income - 38,842 accumulation units at $16.290627 per unit              632,757
  Trust Growth and Income - 71,378 accumulation units at $21.166489 per unit         1,510,813
  Trust Money Market - 60,026 accumulation units at $12.244080 per unit                734,959
  Trust Stock Index - 63,270 accumulation units at $24.342237 per unit               1,540,139
  Trust Bond Debenture  - 252,345 accumulation units at $12.656093  per unit         3,193,707
  Trust Quality Bond - 186,347 accumulation units at $10.877568 per unit             2,027,003
  Trust Small Cap Stock  - 395,558 accumulation units at $13.775253 per unit         5,448,908
  Trust Large Cap Stock  - 539,661 accumulation units at $14.621557 per unit         7,890,678
  Trust Select Equity  - 549,003 accumulation units at $14.200214 per unit           7,795,957
  Trust International Equity  - 434,016 accumulation units at $12.101317 per unit    5,252,163
  Fund Growth and Income - 651,703  accumulation units at $30.940092 per unit       20,163,736
                                                                                   -----------

   Total Contract Owners' Equity                                                    56,190,820



   Total Liabilities and Contract Owners' Equity                                   $56,190,820

See accompanying notes to unaudited financial statements




COVA VARIABLE ANNUITY ACCOUNT FIVE
STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 1997   (Unaudited)


                             COVA               LORD ABBETT

                                                          SERIES TRUST
                             SERIES FUND, INC.




                                  QUALITY   GROWTH &  MONEY    STOCK     BOND     QUALITY  SMALL CAP   LARGE CAP    SELECT

                                   INCOME    INCOME   MARKET   INDEX   DEBENTURE   BOND       STOCK      STOCK      EQUITY
                                  --------  --------  ------  -------  ---------  -------  ----------  ---------  ----------

INVESTMENT INCOME:
 INCOME:
    Dividends and Capital Gains    17,814     23,391  35,417   14,932     43,514   42,357     18,606      43,632     42,910
       Distributions
      Total Income                 17,814     23,391  35,417   14,932     43,514   42,357     18,606      43,632     42,910

 EXPENSES:
    Mortality and Expense
       Risk Fee                     3,580     10,392   8,052   11,506     15,296   12,032     26,373      37,484     41,925
   Other Operating Expenses           430      1,247     966    1,381      1,835    1,444      3,165       4,498      5,031
      Total Expenses                4,010     11,639   9,018   12,887     17,131   13,476     29,538      41,982     46,956

Net Investment Income              13,804     11,752  26,399    2,045     26,383   28,881    (10,932)      1,650     (4,046)

NET REALIZED GAIN/(LOSS)
  ON INVESTMENTS                     (319)     1,605      --   10,809      1,413    1,226        405       8,346      8,091

NET CHANGE IN UNREALIZED
  GAIN ON INVESTMENTS               3,771    232,208      --  282,181    181,366   40,936    846,226     938,963  1,263,016

NET REALIZED AND UNREALIZED
  GAIN ON INVESTMENTS               3,452    233,813      --  292,990    182,779   42,162    846,631     947,309  1,271,107

NET INCREASE IN CONTRACT
  OWNERS' EQUITY RESULTING
  FROM OPERATIONS                  17,256    245,565  26,399  295,035    209,162   71,043    835,699     948,959  1,267,061


                                   INTL     GROWTH &     TOTAL
                                                       ----------
                                  EQUITY     INCOME
                                  -------  ----------

INVESTMENT INCOME:
 INCOME:
    Dividends and Capital Gains    32,807          0     315,380
       Distributions
      Total Income                 32,807          0     315,380

 EXPENSES:
    Mortality and Expense
       Risk Fee                    27,512    131,533     325,685
   Other Operating Expenses         3,301     15,784      39,082
      Total Expenses               30,813    147,317     364,767

Net Investment Income               1,994   (147,317)    (49,387)

NET REALIZED GAIN/(LOSS)
  ON INVESTMENTS                    1,703     39,221      72,500

NET CHANGE IN UNREALIZED
  GAIN ON INVESTMENTS             306,572  3,063,205   7,158,444

NET REALIZED AND UNREALIZED
  GAIN ON INVESTMENTS             308,275  3,102,426   7,230,944

NET INCREASE IN CONTRACT
  OWNERS' EQUITY RESULTING
  FROM OPERATIONS                 310,269  2,955,109   7,181,557

See accompanying notes to unaudited financial statements

COVA VARIABLE ANNUITY ACCOUNT FIVE
STATEMENT OF CHANGES IN CONTRACT OWNERS EQUITY
For the Nine Months Ended September 30, 1997   (Unaudited)




 COVA                                           LORD ABBETT


SERIES TRUST                                        SERIES FUND, INC.

_____________________________________________________________________________
____________________________________     ___________



                                QUALITY    GROWTH &      MONEY       STOCK        BOND      QUALITY    SMALL CAP   LARGE CAP

                                 INCOME     INCOME      MARKET       INDEX     DEBENTURE      BOND        STOCK       STOCK
                                --------  ----------  -----------  ----------  ----------  ----------  ----------  ----------

FROM OPERATIONS:
  Net Investment Income          13,804      11,752       26,399       2,045      26,383      28,881     (10,932)      1,650
  Net Realized Gain/(Loss)
    on Investments                 (319)      1,605           --      10,809       1,413       1,226         405       8,346
  Net Unrealized Gain
    on Investments                3,771     232,208           --     282,181     181,366      40,936     846,226     938,963

Net Increase in Contract
  Owners' Equity Resulting
     from Operations             17,256     245,565       26,399     295,035     209,162      71,043     835,699     948,959

From Account Unit
  Transactions:

 Proceeds from Units of
  the Account Sold                   --     139,177    4,851,768      12,900     710,842     250,715     675,061   1,363,875
 Payments for Units of the
  Account Redeemed              (45,371)     (7,325)     (73,013)    (18,980)    (25,252)    (17,418)    (35,775)    (42,476)
Account Transfers               361,928     447,120   (4,392,069)    291,222   1,852,296   1,053,527   2,694,738   4,189,497

Net Increase in Contract
  Owners' Equity From
    Account Unit Transactions   316,557     578,972      386,686     285,142   2,537,886   1,286,824   3,334,024   5,510,896

Net Increase in Contract
  Owners' Equity                333,813     824,537      413,085     580,177   2,747,048   1,357,867   4,169,723   6,459,855

Contract Owners' Equity:
  Beginning of Period           298,944     686,276      321,874     959,962     446,659     669,136   1,279,185   1,430,823
  End of Period                 632,757   1,510,813      734,959   1,540,139   3,193,707   2,027,003   5,448,908   7,890,678


                                  SELECT       INTL      GROWTH &       TOTAL
                                                                     -----------
                                  EQUITY      EQUITY      INCOME
                                ----------  ----------  -----------

FROM OPERATIONS:
  Net Investment Income            (4,046)      1,994     (147,317)     (49,387)
  Net Realized Gain/(Loss)
    on Investments                  8,091       1,703       39,221       72,500
  Net Unrealized Gain
    on Investments              1,263,016     306,572    3,063,205    7,158,444

Net Increase in Contract
  Owners' Equity Resulting
     from Operations            1,267,061     310,269    2,955,109    7,181,557

From Account Unit
  Transactions:

 Proceeds from Units of
  the Account Sold              1,225,811     875,940    1,277,499   11,383,588
 Payments for Units of the
  Account Redeemed                (42,730)    (22,216)    (351,326)    (681,882)
Account Transfers               3,335,262   2,727,911    6,866,248   19,427,680

Net Increase in Contract
  Owners' Equity From
    Account Unit Transactions   4,518,343   3,581,635    7,792,421   30,129,386

Net Increase in Contract
  Owners' Equity                5,785,404   3,891,904   10,747,530   37,310,943

Contract Owners' Equity:
  Beginning of Period           2,010,553   1,360,259    9,416,206   18,879,877
  End of Period                 7,795,957   5,252,163   20,163,736   56,190,820

See accompanying notes to unaudited financial statements


COVA VARIABLE ANNUITY ACCOUNT FIVE
STATEMENT OF CHANGES IN CONTRACT OWNERS' EQUITY
For the Year Ended December 31, 1996

                    COVA                                   LORD ABBETT
                       SERIES TRUST                      SERIES FUND, INC.


                                       Quality    Growth &    Money         Stock      Bond        Quality    Small
                                       INCOME     INCOME      MARKET        INDEX      Debenture   Bond       Cap. Stock
                                       ---------  ----------  ------------  ---------
From Operations:
  Net Investment Income                $  7,224   $  28,906   $    21,633   $ 34,743   $   12,071  $ 13,991   $    47,627
  Net Realized Gain on
    Investments                            (682)        518            --      1,342        1,375        65           334
  Net Unrealized Gain/(Loss)
    on Investments                       (1,359)     41,537            --     80,860        8,392     2,313        34,020
                                       ---------  ----------                ---------

NET INCREASE IN CONTRACT
  OWNERS' EQUITY RESULTING
    FROM OPERATIONS                       5,183      70,961        21,633    116,945       21,838    16,369        81,981
                                       ---------  ----------  ------------  ---------


From Account Unit Transactions:

 Proceeds from Units of
  the Account Sold                       57,261      32,625     5,011,759    152,928      115,745   100,194       461,912
 Payments for Units of the
  Account Redeemed                      (22,762)     (7,535)         (170)   (13,935)          --    (1,570)       (3,036)
Account Transfers                       125,849     485,085    (5,037,068)   492,907      309,076   554,143       738,328
                                       ---------  ----------  ------------  ---------

Net Increase/(Decrease) in
  Contact Owners' Equity
    From  Account Unit
      Transactions                      160,348     510,175       (25,479)   631,900      424,821   652,767     1,197,204
                                       ---------  ----------  ------------  ---------

Net Increase/(Decrease)  in Contract
  Owners' Equity                        165,531     581,136        (3,846)   748,845      446,659   669,136     1,279,185
                                       ---------  ----------  ------------  ---------

Contract Owners' Equity:
  Beginning of Period                  $133,413   $ 105,140   $   325,720   $211,117           --        --            --
                                       ---------  ----------  ------------
  End of Period                        $298,944   $ 686,276   $   321,874   $959,962   $  446,659  $669,136   $ 1,279,185

                                       Large         Select       Intl         Growth &
                                       Cap. Stock    Equity       Equity       INCOME       TOTAL
                                                                               -----------  ------------
From Operations:
  Net Investment Income                $    29,893   $   21,801   $    2,480   $  534,226   $   754,595
  Net Realized Gain on
    Investments                              3,085          465          132        2,820         9,454
  Net Unrealized Gain/(Loss)
    on Investments                          56,856      101,392       66,683      471,675       862,369
                                                                               -----------  ------------

NET INCREASE IN CONTRACT
  OWNERS' EQUITY RESULTING
    FROM OPERATIONS                         89,834      123,658       69,295    1,008,721     1,626,418
                                                                               -----------  ------------


From Account Unit Transactions:

 Proceeds from Units of
  the Account Sold                         542,124      755,570      576,132    1,438,328     9,244,578
 Payments for Units of the
  Account Redeemed                          (7,336)      (8,859)      (4,725)    (131,847)     (201,775)
Account Transfers                          806,201    1,140,184      719,557    4,425,896     4,760,158
                                                                               -----------  ------------

Net Increase/(Decrease) in
  Contact Owners' Equity
    From  Account Unit
      Transactions                       1,340,989    1,886,895    1,290,964    5,732,377    13,802,961
                                                                               -----------  ------------

Net Increase/(Decrease)  in Contract
  Owners' Equity                         1,430,823    2,010,553    1,360,259    6,741,098    15,429,379
                                                                               -----------  ------------

Contract Owners' Equity:
  Beginning of Period                           --           --           --   $2,675,108   $ 3,450,498
                                                                               -----------  ------------
  End of Period                        $ 1,430,823   $2,010,553   $1,360,259   $9,416,206   $18,879,877

See accompanying notes to unaudited statements.
COVA VARIABLE ANNUITY ACCOUNT FIVE
NOTES TO UNAUDITED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 1997

1.  ORGANIZATION:

Cova Variable Annuity Account Five (the "Separate Account") is a separate investment account established by a resolution of the Board of Directors of Cova Financial Life Insurance Company ("Cova"). The Separate Account operates as a Unit Investment Trust under the Investment Company Act of 1940.

The Separate Account is divided into sub-accounts, with the assets of each sub-account invested in the Cova Series Trust ("Trust") or the Lord Abbett Series Fund, Inc. ("Fund"). The Trust consists of ten portfolios of which four managed by Van Kampen American Capital Investment Advisory Corp., five managed by J.P. Morgan Investment Management, Inc. and one portfolio managed by Lord, Abbett and Co. The Trust portfolios available for investment are the Quality Income, Growth and Income, Money Market, Stock Index, Bond Debenture, Quality Bond, Small Cap Stock, Large Cap Stock, Select Equity, and International Equity Portfolios. The Fund has one portfolio available for investment: the Growth and Income Portfolio. Not all portfolios of the Trust and the Fund are available for investment depending upon the nature and specific terms of the different contracts currently being offered for sale. The Trust and the Fund are all diversified, open-end, management investment companies which are intended to meet differing investment objectives.

2.  SIGNIFICANT ACCOUNTING POLICIES:

A.  INVESTMENT VALUATION

Investments in shares of the Trust and Fund are carried in the statement of assets and liabilities at the underlying net asset value of the Trust and
Fund.    The  net asset value of the Trust and Fund has been determined on the market value basis, and is valued daily by the Trust and Fund investment managers. Realized gains and losses are calculated by the average cost method.

B.  REINVESTMENT OF DIVIDENDS

Dividends received from net investment income and net realized capital gains are reinvested in additional shares of the portfolio of the Trust or Fund making the distribution or, at the election of the Separate Account, received in cash. Dividend income and capital gain distributions are recorded as income on the ex-dividend date.

C.  FEDERAL INCOME TAXES

Operations of the Separate Account form a part of Cova, which is taxed as a "Life Insurance Company" under the Internal Revenue Code ("Code"). Under current provisions of the Code, no Federal income taxes are payable by Cova with respect to earnings of the Separate Account.

Under the principles set forth in Internal Revenue Ruling 81-225 and Section 817(h) of the Code and regulations thereunder, Cova believes that it will be treated as the owner of the assets invested in the Separate Account for Federal income tax purposes, with the result that earnings and gains, if any, derived from those assets will not be included in a contract owners gross income until amounts are withdrawn or received pursuant to an Optional Payment Plan.
3.  GENERAL:

The accompanying unaudited financial statements include all adjustments, consisting of normal recurring accruals, that management considers necessary for fair presentation of the separate accounts financial position and results of operations as of and for the interim periods presented. Certain footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, all though the Separate account believes the disclosures in these financial statements are adequate to present fairly the information contained herein. The results of operations for the nine months ended September 30, 1997, are not necessarily indicative of the results to be expected for the full year.









COVA VARIABLE ANNUITY ACCOUNT FIVE

Financial Statements

December 31, 1996

(With Independent Auditors' Report Thereon)

COVA VARIABLE ANNUITY ACCOUNT FIVE
STATEMENT OF ASSETS AND LIABILITIES
December 31, 1996

ASSETS
INVESTMENTS:


COVA SERIES TRUST:
  Quality Income Portfolio - 27,535 shares at a net asset value of $10.69 per share (cost $293,906)          $   294,353
  Growth and Income Portfolio - 46,829  shares at a net asset value of $13.99 per share (cost $617,232)          654,976
  Money Market Portfolio - 321,874 shares at a net asset value of $1.00 per share (cost $321,874)                321,874
  Stock Index Portfolio - 57,208 shares at a net asset value of $16.13 per share (cost $840,381)                 922,565
  Bond Debenture Portfolio - 39,495 shares at a net asset value of $10.97 per share (cost $424,882)              433,274
  Quality Bond Portfolio - 64,756  shares at a net asset value of $10.08 per share (cost $650,565)               652,878
  Small Capital Stock Portfolio - 112,341 shares at a net asset value of $10.92 per share (cost $1,192,979)    1,227,000
  Large Capital Stock Portfolio - 125,692 shares at a net asset value of $11.11 per share (cost $1,339,783)    1,396,638
  Select Equity Portfolio - 184,560  shares at a net asset value of $10.74 per share (cost $1,881,173)         1,982,566
  International Equity Portfolio - 123,533 shares at a net value of $10.96 per share (cost $1,287,163)         1,353,846

LORD ABBETT SERIES FUND, INC:
  Growth and Income Portfolio - 553,055  shares at a net asset value of $17.03 per share (cost $9,041,437)     9,416,206

DIVIDENDS RECEIVABLE:
COVA SERIES TRUST:
   Quality Income Portfolio                                                                                        4,591
   Growth and Income Portfolio                                                                                    31,300
   Stock Index Portfolio                                                                                          37,397
   Bond Debenture Portfolio                                                                                       13,385
   Quality Bond Portfolio                                                                                         16,258
   Small Cap Portfolio                                                                                            52,185
   Large Cap Portfolio                                                                                            34,185
   Select Equity Portfolio                                                                                        27,987
   International Equity Portfolio                                                                                  6,413
                                                                                                             -----------
   TOTAL DIVIDENDS RECEIVABLE                                                                                    223,701
                                                                                                             -----------

   TOTAL ASSETS                                                                                              $18,879,877
                                                                                                             ===========

LIABILITIES AND CONTRACT OWNERS' EQUITY

CONTRACT OWNERS' EQUITY:
  Trust Quality Income - 19,237 accumulation units at $15.540286 per unit                                    $   298,944
  Trust Growth and Income - 40,350 accumulation units at $17.008156 per unit                                     686,276
  Trust Money Market - 27,094 accumulation units at $11.879722 per unit                                          321,874
  Trust Stock Index - 50,426 accumulation units at $19.036955                                                    959,962
 per unit
  Trust Bond Debenture Portfolio - 39,545 accumulation units at $11.294929 per unit                              446,659
  Trust Quality Bond Portfolio - 64,534 accumulation units at $10.368767 per unit                                669,136
  Trust Small Cap Stock Portfolio - 113,118 accumulation units at $11.308427 per unit                          1,279,185
  Trust Large Cap Stock Portfolio - 126,231 accumulation units at $11.334982 per unit                          1,430,823
  Trust Select Equity Portfolio - 185,509 accumulation units at $10.838053 per unit                            2,010,553
  Trust International Equity Portfolio - 124,032 accumulation units at $10.967004 per unit                     1,360,259
  Fund Growth and Income - 375,304 accumulation units at $25.089540 per unit                                   9,416,206
                                                                                                             -----------


TOTAL CONTRACT OWNERS' EQUITY                                                                                 18,879,877
                                                                                                             -----------

TOTAL LIABILITIES AND CONTRACT OWNERS' EQUITY                                                                $18,879,877
                                                                                                             ===========

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE
STATEMENT OF OPERATIONS
For the Year Ended December 31, 1996




          COVA
                                                            LORD ABBETT


    SERIES TRUST
                                                    SERIES FUND, INC.

_____________________________________________________________________________
_____________________________________      ____________



                                   QUALITY   GROWTH &    MONEY    STOCK       BOND     QUALITY     SMALL       LARGE      SELECT
                                   INCOME     INCOME    MARKET    INDEX    DEBENTURE     BOND    CAP STOCK   CAP STOCK    EQUITY
INVESTMENT INCOME:


 INCOME:
    Dividends and Capital Gains
       Distributions              $ 10,397   $  34,666  $29,444  $ 43,128  $   13,769  $ 16,671  $   52,946  $   34,930  $ 29,027


       Total Income                 10,397      34,666   29,444    43,128      13,769    16,671      52,946      34,930    29,027

EXPENSES:
    Mortality and Expense
       Risk Fee                      2,833       5,143    6,974     7,487       1,516     2,393       4,749       4,497     6,452
    Administrative Fee                 340         617      837       898         182       287         570         540       774
       Total Expenses                3,173       5,760    7,811     8,385       1,698     2,680       5,319       5,037     7,226

NET INVESTMENT INCOME                7,224      28,906   21,633    34,743      12,071    13,991      47,627      29,893    21,801

NET REALIZED GAIN/(LOSS)
  ON INVESTMENTS                      (682)        518       --     1,342       1,375        65         334       3,085       465

NET CHANGE IN UNREALIZED
  GAIN/(LOSS) ON INVESTMENTS        (1,359)     41,537       --    80,860       8,392     2,313      34,020      56,856   101,392

NET REALIZED AND UNREALIZED
  GAIN/(LOSS) ON INVESTMENTS        (2,041)     42,055       --    82,202       9,767     2,378      34,354      59,941   101,857

NET INCREASE IN CONTRACT
  OWNERS' EQUITY RESULTING
  FROM OPERATIONS                 $  5,183   $  70,961  $21,633  $116,945  $   21,838  $ 16,369  $   81,981  $   89,834  $123,658
                                  =========  =========  =======  ========  ==========  ========  ==========  ==========  ========


                                   INTL     GROWTH &
                                  EQUITY     INCOME      TOTAL
INVESTMENT INCOME:


 INCOME:
    Dividends and Capital Gains
       Distributions              $ 8,149  $  615,866  $  888,993


       Total Income                 8,149     615,866     888,993

EXPENSES:
    Mortality and Expense
       Risk Fee                     5,062      72,893     119,999
    Administrative Fee                607       8,747      14,399
       Total Expenses               5,669      81,640     134,398

NET INVESTMENT INCOME               2,480     534,226     754,595

NET REALIZED GAIN/(LOSS)
  ON INVESTMENTS                      132       2,820       9,454

NET CHANGE IN UNREALIZED
  GAIN/(LOSS) ON INVESTMENTS       66,683     471,675     862,369

NET REALIZED AND UNREALIZED
  GAIN/(LOSS) ON INVESTMENTS       66,815     474,495     871,823

NET INCREASE IN CONTRACT
  OWNERS' EQUITY RESULTING
  FROM OPERATIONS                 $69,295  $1,008,721  $1,626,418
                                  =======  ==========  ==========

See accompanying notes to financial statements.
COVA VARIABLE ANNUITY ACCOUNT FIVE
STATEMENT OF CHANGES IN CONTRACT OWNERS' EQUITY
For the Year Ended December 31, 1996


                                                        COVA

 LORD ABBETT

                                                   SERIES TRUST

SERIES FUND, INC.

_____________________________________________________________________________
_________        __________


                                       QUALITY    GROWTH &      MONEY        STOCK       BOND      QUALITY      SMALL
                                       INCOME      INCOME       MARKET       INDEX    DEBENTURE     BOND      CAP. STOCK
                                      ---------  ----------  ------------  ---------  ----------
FROM OPERATIONS:
  Net Investment Income               $  7,224   $  28,906   $    21,633   $ 34,743   $   12,071  $ 13,991   $    47,627
  Net Realized Gain/(Loss) on
    Investments                           (682)        518            --      1,342        1,375        65           334
  Net Unrealized Gain/(Loss)
    on Investments                      (1,359)     41,537            --     80,860        8,392     2,313        34,020


NET INCREASE IN CONTRACT
Net Increase in Contract
Owners' Equity Resulting
     Owners Equity Resulting
     FROM OPERATIONS                     5,183      70,961        21,633    116,945       21,838    16,369        81,981

FROM ACCOUNT UNIT TRANSACTIONS:

 Proceeds from Units of
  the Account Sold                      57,261      32,625     5,011,759    152,928      115,745   100,194       461,912
 Payments for Units of the
  Account Redeemed                     (22,762)     (7,535)         (170)   (13,935)          --    (1,570)       (3,036)

Account Transfers                      125,849     485,085    (5,037,068)   492,907      309,076   554,143       738,328

NET INCREASE/(DECREASE) IN
    CONTRACT OWNERS' EQUITY
    FROM ACCOUNT UNIT                  160,348     510,175       (25,479)   631,900      424,821   652,767     1,197,204
      TRANSACTIONS

NET INCREASE/(DECREASE) IN CONTRACT
  OWNERS' EQUITY                       165,531     581,136        (3,846)   748,845      446,659   669,136     1,279,185

CONTRACT OWNERS' EQUITY:
  BEGINNING OF PERIOD                  133,413     105,140       325,720    211,117           --        --            --
  END OF PERIOD                       $298,944   $ 686,276   $   321,874   $959,962   $  446,659  $669,136   $ 1,279,185

                                         LARGE        SELECT        INTL       GROWTH &
                                       CAP. STOCK     EQUITY       EQUITY       INCOME        TOTAL

FROM OPERATIONS:
  Net Investment Income               $    29,893   $   21,801   $    2,480   $  534,226                 $  754,595
  Net Realized Gain/(Loss) on
    Investments                             3,085          465          132        2,820         9,454
  Net Unrealized Gain/(Loss)
    on Investments                         56,856      101,392       66,683      471,675       862,369


NET INCREASE IN CONTRACT
Net Increase in Contract
Owners' Equity Resulting
     Owners Equity Resulting
     FROM OPERATIONS                       89,834      123,658       69,295    1,008,721     1,626,418

FROM ACCOUNT UNIT TRANSACTIONS:

 Proceeds from Units of
  the Account Sold                        542,124      755,570      576,132    1,438,328     9,244,578
 Payments for Units of the
  Account Redeemed                         (7,336)      (8,859)      (4,725)    (131,847)     (201,775)

Account Transfers                         806,201    1,140,184      719,557    4,425,896                  4,760,158

NET INCREASE/(DECREASE) IN
    CONTRACT OWNERS' EQUITY
    FROM ACCOUNT UNIT                   1,340,989    1,886,895    1,290,964    5,732,377    13,802,961
      TRANSACTIONS

NET INCREASE/(DECREASE) IN CONTRACT
  OWNERS' EQUITY                        1,430,823    2,010,553    1,360,259    6,741,098    15,429,379

CONTRACT OWNERS' EQUITY:
  BEGINNING OF PERIOD                          --           --           --    2,675,108     3,450,498
  END OF PERIOD                       $ 1,430,823   $2,010,553   $1,360,259   $9,416,206   $18,879,877

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE
STATEMENT OF CHANGES IN CONTRACT OWNERS' EQUITY
For the Period from June 19, 1995 (Commencement of Operations)
Through December 31, 1995


  VAN KAMPEN MERRITT                        LORD ABBETT

           SERIES TRUST                            SERIES FUND, INC.

                        ___________________________________________    ___________________

                                  Quality    Growth &    Money         Stock      Growth &
                                  INCOME     INCOME      MARKET        INDEX      INCOME       TOTAL
                                  ---------  ----------  ------------  ---------  -----------  -----------
FROM OPERATIONS:
  Net Investment Income           $  1,133   $   7,080   $     8,149   $  7,348   $  197,406   $  221,116
  Net Realized Gain on
    Investments                          6         262            --      1,432        2,243        3,943
  Net Unrealized Gain/(Loss)
    on Investments                   1,806      (3,794)           --      1,325      (96,906)     (97,569)
                                  ---------  ----------                ---------  -----------  -----------

NET INCREASE IN CONTRACT
  OWNERS' EQUITY
    RESULTING FROM
     OPERATIONS                      2,945       3,548         8,149     10,105      102,743      127,490
                                  ---------  ----------  ------------  ---------  -----------  -----------

From Account Unit Transactions:

 Proceeds from Units of
  the Account Sold                  20,000         148     2,128,675     15,778      441,266    2,605,867
 Payments for Units of the
  Account Redeemed                    (248)         --            --     (2,204)      (3,894)      (6,346)
Account Transfers                  110,716     101,444    (1,811,104)   187,438    2,134,993      723,487
                                  ---------  ----------  ------------  ---------  -----------  -----------

Net Increase in Contract
  Owners' Equity From
    Account Unit
      Transactions                 130,468     101,592       317,571    201,012    2,572,365    3,323,008
                                  ---------  ----------  ------------  ---------  -----------  -----------

Net Increase in Contract
  Owners' Equity                   133,413     105,140       325,720    211,117    2,675,108    3,450,498
                                  ---------  ----------  ------------  ---------  -----------  -----------

Contract Owners' Equity:
  Beginning of Period                   --          --            --         --           --           --
                                  ---------  ----------  ------------  ---------  -----------  -----------
  End of Period                   $133,413   $ 105,140   $   325,720   $211,117   $2,675,108   $3,450,498

See accompanying notes to financial statements.












COVA VARIABLE ANNUITY ACCOUNT FIVE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:

COVA SERIES TRUST - QUALITY INCOME PORTFOLIO
(MANAGED BY VAN KAMPEN AMERICAN CAPITAL INVESTMENT ADVISORY CORP.)

                                                      FOR THE PERIOD FROM 8/16/95
                                     FOR THE YEAR    (COMMENCEMENT OF OPERATIONS)
                                    ENDED 12/31/96         THROUGH 12/31/95)
                                   ----------------  -----------------------------
Accumulation Unit Value,
  Beginning of Period              $         15.33   $                       14.42
                                   ----------------  -----------------------------

  Net Investment Income                        .46                             .32

  Net Realized and Unrealized
    Gain/(Loss) from Security
      Transactions                            (.25)                            .59
                                   ----------------  -----------------------------

Total from Investment Operations               .21                             .91
                                   ----------------  -----------------------------

Accumulation Unit Value,
  End of Period                    $         15.54   $                       15.33
                                   ================  =============================


Total Return**                                1.36%                        17.03%*


Contract Owners Equity,
  End of  Period (in thousands)    $           299   $                         133


Ratio of Expenses to Average
  Contract Owners' Equity                     1.40%                         1.40%*


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                            3.21%                         6.54%*


Number of Units Outstanding
  at End of Period                          19,237                           8,702

*    Annualized
** Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios (investment advisory fees and portfolio operating expenses).

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:

COVA SERIES TRUST - GROWTH & INCOME PORTFOLIO
(MANAGED BY VAN KAMPEN AMERICAN CAPITAL INVESTMENT ADVISORY CORP.)

                                                      FOR THE PERIOD FROM 7/19/95
                                     FOR THE YEAR    (COMMENCEMENT OF OPERATIONS)
                                    ENDED 12/31/96         THROUGH 12/31/95
                                                     -----------------------------
Accumulation Unit Value,
  Beginning of Period              $         14.61   $                       13.05

  Net Investment Income                        .68                             .99

  Net Realized and Unrealized
    Gain from Security
      Transactions                            1.72                             .57

Total from Investment Operations              2.40                            1.56
                                                     -----------------------------

Accumulation Unit Value,
  End of Period                    $         17.01   $                       14.61
                                   ================  =============================


Total Return**                               16.42%                        26.71%*


Contract Owners Equity,
  End of  Period (in thousands)    $           686   $                         105


Ratio of Expenses to Average
  Contract Owners' Equity                     1.40%                         1.40%*


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                            7.08%                        49.49%*



Number of Units Outstanding
  at End of Period                          40,350                           7,197

*    Annualized
** Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios (investment advisory fees and portfolio operating expenses).

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:

COVA SERIES TRUST - MONEY MARKET PORTFOLIO
(MANAGED BY VAN KAMPEN AMERICAN CAPITAL INVESTMENT ADVISORY CORP.)

                                                      For the Period From 6/19/95
                                     FOR THE YEAR    (Commencement of Operations)
                                    ENDED 12/31/96         Through 12/31/95
                                   ----------------  -----------------------------
Accumulation Unit Value,
  Beginning of Period              $         11.42   $                       11.13
                                   ----------------  -----------------------------

  Net Investment Income                        .46                             .29

  Net Realized and Unrealized
    Gain/(Loss) from Security
      Transactions                              --                              --

Total from Investment Operations               .46                             .29

Accumulation Unit Value,
  End of Period                    $         11.88   $                       11.42
                                   ================  =============================


Total Return**                                3.98%                         4.94%*


Contract Owners Equity,
  End of  Period (in thousands)    $           322   $                         326


Ratio of Expenses to Average
  Contract Owners' Equity                     1.40%                         1.40%*


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                            3.91%                         4.38%*


Number of Units Outstanding
  at End of Period                          27,094                          28,509

*    Annualized
** Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios(investment advisory fees and portfolio operating expenses).

See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:

COVA SERIES TRUST - STOCK INDEX PORTFOLIO
(MANAGED BY VAN KAMPEN AMERICAN CAPITAL INVESTMENT ADVISORY CORP.)

                                                      For the Period From 7/20/95
                                     FOR THE YEAR    (Commencement of Operations)
                                    ENDED 12/31/96         Through 12/31/95
                                   ----------------  -----------------------------
Accumulation Unit Value,
  Beginning of Period              $         15.77   $                       14.13
                                   ----------------  -----------------------------

  Net Investment Income                        .67                             .50

  Net Realized and Unrealized
    Gain from Security
      Transactions                            2.60                            1.14
                                   ----------------  -----------------------------

Total from Investment Operations              3.27                            1.64
                                   ----------------  -----------------------------

Accumulation Unit Value,
  End of Period                    $         19.04   $                       15.77
                                   ================  =============================


Total Return**                               20.69%                        26.25%*


Contract Owners Equity,
  End of  Period (in thousands)    $           960   $                         211


Ratio of Expenses to Average
  Contract Owners' Equity                     1.40%                         1.40%*


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                            5.84%                        18.57%*


Number of Units Outstanding
  at End of Period                          50,426                          13,384

*     Annualized
**   Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance fees
       or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios(investment advisory fees and portfolio operating expenses).


See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:


COVA SERIES TRUST - BOND DEBENTURE PORTFOLIO (MANAGED BY LORD, ABBETT & CO.)

                                    FOR THE PERIOD FROM 5/20/96
                                   (COMMENCEMENT OF OPERATIONS)
                                         THROUGH 12/31/96
                                   -----------------------------
Accumulation Unit Value,
  Beginning of Period              $                       10.15
                                   -----------------------------

  Net Investment Income                                      .33

  Net Realized and Unrealized
    Gain from Security
      Transactions                                           .82
                                   -----------------------------

Total from Investment Operations                            1.15
                                   -----------------------------

Accumulation Unit Value,
  End of Period                    $                       11.30
                                   =============================


Total Return**                                           18.73%*


Contract Owners Equity,
  End of  Period (in thousands)    $                         447


Ratio of Expenses to Average
  Contract Owners' Equity                                 1.40%*


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                                        9.98%*


Number of Units Outstanding
  at End of Period                                        39,545

*    Annualized
** Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios (investment advisory fees and portfolio operating expenses).


See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:


COVA SERIES TRUST - QUALITY BOND PORTFOLIO
(MANAGED BY J.P. MORGAN INVESTMENT MANAGEMENT, INC.)

                                    FOR THE PERIOD FROM 5/20/96
                                   (COMMENCEMENT OF OPERATIONS)
                                         THROUGH 12/31/96
                                   -----------------------------
Accumulation Unit Value,
  Beginning of Period              $                        9.95
                                   -----------------------------

  Net Investment Income                                      .29

  Net Realized and Unrealized
   Gain from Security
      Transactions                                           .13
                                   -----------------------------

Total from Investment Operations                             .42
                                   -----------------------------

Accumulation Unit Value,
  End of Period                    $                       10.37
                                   =============================


Total Return**                                            6.80%*


Contract Owners Equity,
  End of  Period (in thousands)    $                         669


Ratio of Expenses to Average
  Contract Owners' Equity                                 1.40%*


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                                        7.33%*


Number of Units Outstanding
  at End of Period                                        64,534

*     Annualized
**   Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance
       fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios (investment advisory fees and portfolio operating expenses).


See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:


COVA SERIES TRUST - SMALL CAP STOCK PORTFOLIO
(MANAGED BY J.P. MORGAN INVESTMENT MANAGEMENT, INC.)

                                    FOR THE PERIOD FROM 5/15/96
                                   (COMMENCEMENT OF OPERATIONS)
                                         THROUGH 12/31/96
                                   -----------------------------
Accumulation Unit Value,
  Beginning of Period              $                       10.91
                                   -----------------------------

  Net Investment Income                                      .39

  Net Realized and Unrealized
    Gain from Security
      Transactions                                           .01
                                   -----------------------------

Total from Investment Operations                             .40
                                   -----------------------------

Accumulation Unit Value,
  End of Period                    $                       11.31
                                   =============================


Total Return**                                            5.90%*


Contract Owners Equity,
  End of  Period (in thousands)    $                       1,279


Ratio of Expenses to Average
  Contract Owners' Equity                                 1.40%*


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                                       12.57%*


Number of Units Outstanding
  at End of Period                                       113,118

*     Annualized
**   Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance
       fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios (investment advisory fees and portfolio operating expenses).


See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:


COVA SERIES TRUST - LARGE CAP STOCK PORTFOLIO
(MANAGED BY J.P. MORGAN INVESTMENT MANAGEMENT, INC.)

                                    FOR THE PERIOD FROM 5/16/96
                                   (COMMENCEMENT OF OPERATIONS)
                                         THROUGH 12/31/96
                                   -----------------------------
Accumulation Unit Value,
  Beginning of Period              $                       10.16
                                   -----------------------------

  Net Investment Income                                      .22

  Net Realized and Unrealized
    Gain from Security
      Transactions                                           .96
                                   -----------------------------

Total from Investment Operations                            1.18
                                   -----------------------------

Accumulation Unit Value,
  End of Period                    $                       11.34
                                   =============================


Total Return**                                           19.05%*


Contract Owners Equity,
  End of  Period (in thousands)    $                       1,431


Ratio of Expenses to Average
  Contract Owners' Equity                                 1.40%*


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                                        8.33%*


Number of Units Outstanding
  at End of Period                                       126,231

*     Annualized
**   Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance
       fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios (investment advisory fees and portfolio operating expenses).


See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:


COVA SERIES TRUST - SELECT EQUITY PORTFOLIO
(MANAGED BY J.P. MORGAN INVESTMENT MANAGEMENT, INC.)

                                    FOR THE PERIOD FROM 5/15/96
                                   (COMMENCEMENT OF OPERATIONS)
                                         THROUGH 12/31/96
                                   -----------------------------
Accumulation Unit Value,
  Beginning of Period              $                       10.15
                                   -----------------------------

  Net Investment Income                                      .11

  Net Realized and Unrealized
    Gain from Security
      Transactions                                           .58
                                   -----------------------------

Total from Investment Operations                             .69
                                   -----------------------------

Accumulation Unit Value,
  End of Period                    $                       10.84
                                   =============================


Total Return**                                           10.89%*
                                                              %*


Contract Owners Equity,
  End of  Period (in thousands)    $                       2,011


Ratio of Expenses to Average                              1.40%*
  Contract Owners' Equity


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                                        4.23%*


Number of Units Outstanding
  at End of Period                                       185,509

*     Annualized
**   Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance
       fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios (investment advisory fees and portfolio operating expenses).


See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:


COVA SERIES TRUST - INTERNATIONAL EQUITY PORTFOLIO
(MANAGED BY J.P. MORGAN INVESTMENT MANAGEMENT, INC.)

                                    FOR THE PERIOD FROM 5/14/96
                                   (COMMENCEMENT OF OPERATIONS)
                                         THROUGH 12/31/96
                                   -----------------------------
Accumulation Unit Value,
  Beginning of Period              $                       10.10
                                   -----------------------------

  Net Investment Income                                      .02

  Net Realized and Unrealized
    Gain from Security
      Transactions                                           .85
                                   -----------------------------

Total from Investment Operations                             .87
                                   -----------------------------

Accumulation Unit Value,
  End of Period                    $                       10.97
                                   =============================


Total Return**                                           13.86%*


Contract Owners Equity,
  End of  Period (in thousands)    $                       1,360


Ratio of Expenses to Average
  Contract Owners' Equity                                 1.40%*


Ratio of Net Investment Income
  to Average Contract
    Owners' Equity                                        0.61%*


Number of Units Outstanding
  at End of Period                                       124,032

*     Annualized
**   Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance
       fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios (investment advisory fees and portfolio operating expenses).


See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE
FINANCIAL HIGHLIGHTS
Financial Highlights for each accumulation unit outstanding throughout the period per sub-account are presented below:


LORD ABBETT SERIES FUND, INC. - GROWTH AND INCOME PORTFOLIO

                                                      FOR THE PERIOD FROM7/20/95
                                     FOR THE YEAR    (COMMENCEMENT OF OPERATIONS)
                                    ENDED 12/31/96         THROUGH 12/31/95
                                   ----------------  -----------------------------
Accumulation Unit Value,
  Beginning of Period              $         21.31   $                       19.54
                                   ----------------  -----------------------------

  Net Investment Income                       1.32                            1.50

  Net Realized and Unrealized
    Gain from Security
      Transactions                            2.46                             .27
                                   ----------------  -----------------------------

Total from Investment Operations              3.78                            1.77
                                   ----------------  -----------------------------

Accumulation Unit Value,
  End of Period                    $         25.09   $                       21.31
                                   ================  =============================


Total Return**                               17.76%                        20.38%*


Contract Owners Equity,
  End of  Period (in thousands)    $         9,416   $                       2,675


Ratio of Expenses to Average
  Contract Owners' Equity                     1.40%                         1.40%*


Ratio of Net Investment Income
  to Average Contract                         9.23%
    Owners' Equity                                                         42.60%*


Number of Units Outstanding
  at End of Period                         375,304                         125,555

*     Annualized
**   Investment returns do not reflect any contract based charges (withdrawal charges, contract maintenance
       fees or account transfer charges), but do reflect mortality and expense charges, administration expense charges as well as all expenses of the underlying portfolios (investment advisory fees and portfolio operating expenses).


See accompanying notes to financial statements.

COVA VARIABLE ANNUITY ACCOUNT FIVE
NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 1996 and
For the Period from June 19, 1995 (Commencement of Operations)
Through December 31, 1995

1.  ORGANIZATION:

Cova Variable Annuity Account Five (the "Separate Account") is a separate investment account established by a resolution of the Board of Directors of Cova Financial Life Insurance Company ("Cova"). The Separate Account operates as a Unit Investment Trust under the Investment Company Act of 1940.

The Separate Account is divided into sub-accounts, with the assets of each sub-account invested in the Cova Series Trust ("Trust") or the Lord Abbett Series Fund, Inc. ("Fund"). The Trust consists of ten portfolios of which four managed by Van Kampen American Capital Investment Advisory Corp., five managed by J.P. Morgan Investment Management, Inc. and one portfolio managed by Lord, Abbett and Co. The Trust portfolios available for investment are the Quality Income, Growth and Income, Money Market, Stock Index, Bond Debenture, Quality Bond, Small Cap Stock, Large Cap Stock, Select Equity, and International Equity Portfolios. The Fund has one portfolio available for investment: the Growth and Income Portfolio. Not all portfolios of the Trust and the Fund are available for investment depending upon the nature and specific terms of the different contracts currently being offered for sale. The Trust and the Fund are all diversified, open-end, management investment companies which are intended to meet differing investment objectives.

The Trust Quality Income Portfolio invests in U.S. Government issued debt obligations and in various investment-grade debt instruments, including mortgage pass-through certificates and collateralized mortgage obligations. The Trust Growth and Income Portfolio invests primarily in common stocks and futures and options contracts. The Trust Money Market Portfolio invests in short-term money market instruments. The Trust Stock Index Portfolio invests in common stocks, stock index futures and options, and short-term securities. The Trust Bond Debenture Portfolio invests primarily in convertible and discount debt securities. The Trust Quality Bond Portfolio invests primarily in higher grade debt securities. The Small Cap Stock Portfolio invests primarily in the common stock of small U.S. companies. The Large Cap Stock and Select Equity Portfolios invest in stocks of large and medium-sized companies. The International Equity Portfolio invests primarily in stocks of established companies based in developed countries. The Fund Growth and Income Portfolio invests primarily in common stocks.

2.  SIGNIFICANT ACCOUNTING POLICIES:

A.  INVESTMENT VALUATION

Investments in shares of the Trust and Fund are carried in the statement of assets and liabilities at the underlying net asset value of the Trust and
Fund.    The  net asset value of the Trust and Fund has been determined on the market value basis, and is valued daily by the Trust and Fund investment managers. Realized gains and losses are calculated by the average cost method.

B.  REINVESTMENT OF DIVIDENDS

Dividends received from net investment income and net realized capital gains are reinvested in additional shares of the portfolio of the Trust or Fund making the distribution or, at the election of the Separate Account, received in cash. Dividend income and capital gain distributions are recorded as income on the ex-dividend date.

COVA VARIABLE ANNUITY ACCOUNT FIVE
NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 1996 and
For the Period from June 19, 1995 (Commencement of Operations)
Through December 31, 1995

C.  FEDERAL INCOME TAXES

Operations of the Separate Account form a part of Cova, which is taxed as a "Life Insurance Company" under the Internal Revenue Code ("Code"). Under current provisions of the Code, no Federal income taxes are payable by Cova with respect to earnings of the Separate Account.

Under the principles set forth in Internal Revenue Ruling 81-225 and Section 817(h) of the Code and regulations thereunder, Cova believes that it will be treated as the owner of the assets invested in the Separate Account for Federal income tax purposes, with the result that earnings and gains, if any, derived from those assets will not be included in a contract owners gross income until amounts are withdrawn or received pursuant to an Optional Payment Plan.
3.  CONTRACT CHARGES:

There are no deductions made from purchase payments for sales charges at the time of purchase. However, if all or a portion of the contract value is withdrawn, a withdrawal charge is calculated and deducted from the contract value. The withdrawal charge is imposed on withdrawals of contract values attributable to purchase payments within five years after receipt and is equal to 5% of the purchase payment withdrawn. After the first contract anniversary, provided that the contract value prior to withdrawal exceeds $5,000, an owner may make a withdrawal each contract year of up to 10% of the aggregate purchase payments free from withdrawal charges.

An annual contract maintenance charge of $30 is imposed on all contracts with contract values less than $50,000 on their policy anniversary. The charge covers the cost of contract administration for the previous year and is prorated between the sub-accounts to which the contract value is allocated.

Subject to certain restrictions, the contract owner may transfer all or a part of the accumulated value of the contract among other offered and available account options of the Separate Account and fixed rate annuities of Cova. If more than 12 transfers have been made in the contract year, a transfer fee of $25 per transfer or, if less, 2% of the amount transferred will be deducted from the account value. If the owner is participating in the Dollar Cost Averaging program, such related transfers are not taken into account in determining any transfer fee.

For the year ended December 31, 1996, withdrawal and account transfer charges of $1,050 and contract maintenance charges of $3,324 were deducted from the contract values in the Separate Account.

Mortality and expense risks assumed by Cova are compensated by a charge equivalent to an annual rate of 1.25% of the value of net assets. The mortality risks assumed by Cova arise from its contractual obligation to make annuity payments after the annuity date for the life of the annuitant, and to waive the withdrawal charge in the event of the death of the contract owner.

In addition, the Separate Account bears certain administration expenses, which are equivalent to an annual rate of .15% of net assets. These charges cover the cost of establishing and maintaining the contracts and Separate Account.

Cova currently advances any premium taxes due at the time purchase payments are made and then deducts premium taxes from the contract value at the time annuity payments begin or upon withdrawal if Cova is unable to obtain a refund. Cova, however, reserves the right to deduct premium taxes when incurred.

COVA VARIABLE ANNUITY ACCOUNT FIVE
NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 1996 and
For the Period from June 19, 1995 (Commencement of Operations)
Through December 31, 1995


4.  GAIN/(LOSS) ON INVESTMENTS:

The table below summarizes realized and unrealized gains and losses on investments:


REALIZED GAIN/(LOSS) ON INVESTMENTS:

                                                              For The Period From 6/19/95
                                            For the Year      (Commencement of Operations)
                                            Ended 12/31/96    Through 12/31/95
                                            ----------------

Trust Quality Income Portfolio:
 Aggregate Proceeds From Sales              $        50,860   $                         687
 Aggregate Cost                                      51,542                             681
   Net Realized Gain/(Loss) on Investments            ($682)  $                           6

Trust Growth and Income Portfolio:
 Aggregate Proceeds From Sales              $        24,274   $                      27,991
 Aggregate Cost                                      23,756                          27,729
                                            ----------------  -----------------------------
   Net Realized Gain on Investments         $           518   $                         262
------------------------------------------  ----------------  -----------------------------

Trust Money Market Portfolio:
------------------------------------------
 Aggregate Proceeds From Sales              $     4,136,159   $                   1,544,456
------------------------------------------  ----------------  -----------------------------
 Aggregate Cost                                   4,136,159                       1,544,456
------------------------------------------  ----------------  -----------------------------
   Net Realized Gain/(Loss) on Investments               --                              --
------------------------------------------  ----------------  -----------------------------

Trust Stock Index Portfolio:
------------------------------------------
 Aggregate Proceeds From Sales              $        23,308   $                     152,510
------------------------------------------  ----------------  -----------------------------
 Aggregate Cost                                      21,966                         151,078
------------------------------------------  ----------------  -----------------------------
   Net Realized Gain on Investments         $         1,342   $                       1,432
------------------------------------------  ----------------  -----------------------------

Trust Bond Debenture Portfolio:
------------------------------------------
 Aggregate Proceeds From Sales                       64,093
------------------------------------------  ----------------
 Aggregate Cost                                      62,718   N/A
------------------------------------------  ----------------  -----------------------------
   Net Realized Gain on Investments         $         1,375
------------------------------------------  ================

COVA VARIABLE ANNUITY ACCOUNT FIVE
NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 1996 and
For the Period from June 19, 1995 (Commencement of Operations)
Through December 31, 1995

4.  GAIN/(LOSS) ON INVESTMENTS, CONTINUED:


REALIZED GAIN/(LOSS) ON INVESTMENTS

                                                         For the Period From 6/19/95
                                        For the Year    (Commencement of Operations)
                                       Ended 12/31/96         Through 12/31/95
                                       ---------------  -----------------------------
Trust Quality Bond Portfolio:
 Aggregate Proceeds From Sales         $         9,121
 Aggregate Cost                                  9,056  N/A
                                       ---------------
   Net Realized Gain on Investments    $            65
                                       ===============

Trust Small Capital Stock Portfolio:
 Aggregate Proceeds From Sales         $         8,158
 Aggregate Cost                                  7,824  N/A
   Net Realized Gain on Investments    $           334
                                       ===============

Trust Large Capital Stock Portfolio:
 Aggregate Proceeds From Sales         $        39,604
 Aggregate Cost                                 36,519  N/A
   Net Realized Gain on Investments    $         3,085
                                       ===============

Trust Select Equity Portfolio:
 Aggregate Proceeds From Sales         $        10,599
 Aggregate Cost                                 10,134  N/A
   Net Realized Gain on Investments    $           465
                                       ===============

Trust International Equity Portfolio:
 Aggregate Proceeds From Sales         $         4,037
 Aggregate Cost                                  3,905  N/A
   Net Realized Gain on Investments    $           132
                                       ===============

Fund Growth and Income Portfolio:
 Aggregate Proceeds From Sales         $        96,408  $                     139,543
 Aggregate Cost                                 93,588                        137,300
   Net Realized Gain on Investments    $         2,820  $                       2,243
                                       ===============

COVA VARIABLE ANNUITY ACCOUNT FIVE
NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 1996 and
For the Period from June 19, 1995 (Commencement of Operations)
Through December 31, 1995

4.  GAIN/(LOSS) ON INVESTMENTS, CONTINUED:

UNREALIZED GAIN/(LOSS) ON INVESTMENTS

                                                                          For the Period From 6/19/95
                                                        For the Year      (Commencement of Operations)
                                                        Ended 12/31/96    Through 12/31/95
                                                        ----------------  -----------------------------

Trust Quality Income Portfolio:
 End of Period                                          $           447   $                      1,806
 Beginning of Period                                              1,806                             --
   Net Change in Unrealized Gain/(Loss) on Investments          ($1,359)  $                      1,806
                                                        ================  =============================

Trust Growth and Income Portfolio:
 End of Period                                          $        37,743                        ($3,794)
 Beginning of Period                                             (3,794)                            --
   Net Change in Unrealized Gain/(Loss) on Investments  $        41,537                        ($3,794)
                                                        ================  =============================

Trust Money Market Portfolio:
 End of Period                                                       --                             --
 Beginning of Period                                                 --                             --
   Net Change in Unrealized Gain/(Loss) on Investments               --                             --


Trust Stock Index Portfolio:
 End of Period                                          $        82,185   $                      1,325
 Beginning of Period                                              1,325                             --
   Net Change in Unrealized Gain on Investments         $        80,860   $                      1,325
                                                        ================  =============================

Trust Bond Debenture Portfolio:
 End of Period                                          $         8,392
 Beginning of Period                                                 --   N/A
   Net Change in Unrealized Gain on Investments         $         8,392
                                                        ================

COVA VARIABLE ANNUITY ACCOUNT FIVE
NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 1996 and
For the Period from June 19, 1995 (Commencement of Operations)
Through December 31, 1995

4.  GAIN/(LOSS) ON INVESTMENTS, CONTINUED:

UNREALIZED GAIN/(LOSS) ON INVESTMENTS

                                                                          For the Period From 6/19/95
                                                        For the Year      (Commencement of Operations)
                                                        Ended 12/31/96    Through 12/31/95
                                                        ----------------  ----------------------------
Trust Quality Bond Portfolio:
------------------------------------------------------
 End of Period                                          $         2,313
------------------------------------------------------  ----------------
 Beginning of Period                                                 --   N/A
------------------------------------------------------  ----------------  ----------------------------
   Net Change in Unrealized Gain on Investments         $         2,313
------------------------------------------------------  ================

Trust Small Capital Stock Portfolio:
------------------------------------------------------
 End of Period                                          $        34,020
------------------------------------------------------  ----------------
 Beginning of Period                                                 --   N/A
------------------------------------------------------  ----------------  ----------------------------
   Net Change in Unrealized Gain on Investments         $        34,020
------------------------------------------------------  ================

Trust Large Capital Stock Portfolio:
------------------------------------------------------
 End of Period                                          $        56,856
------------------------------------------------------  ----------------
 Beginning of Period                                                 --   N/A
------------------------------------------------------  ----------------  ----------------------------
   Net Change in Unrealized Gain on Investments         $        56,856
------------------------------------------------------  ================

Trust Select Equity Portfolio:
------------------------------------------------------
 End of Period                                          $       101,392   N/A
------------------------------------------------------  ----------------  ----------------------------
 Beginning of Period                                                 --
------------------------------------------------------  ----------------
   Net Change in Unrealized Gain on Investments         $       101,392
------------------------------------------------------  ================

Trust International Equity Portfolio:
------------------------------------------------------
 End of Period                                          $        66,683
------------------------------------------------------  ----------------
 Beginning of Period                                                 --   N/A
------------------------------------------------------  ----------------  ----------------------------
   Net Change in Unrealized Gain on Investments         $        66,683
------------------------------------------------------  ================

Fund Growth and Income Portfolio:
------------------------------------------------------
 End of Period                                          $       374,769                      ($96,906)
------------------------------------------------------  ----------------  ----------------------------
 Beginning of Period                                            (96,906)                           --
------------------------------------------------------  ----------------  ----------------------------
   Net Change in Unrealized Gain/(Loss) on Investments  $       471,675                      ($96,906)
------------------------------------------------------  ================  ============================

COVA VARIABLE ANNUITY ACCOUNT FIVE
NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 1996 and
For the Period from June 19, 1995 (Commencement of Operations)
Through December 31, 1995

5.  ACCOUNT UNIT TRANSACTIONS:

The change in the number of accumulation units resulting from account unit transactions is as follows:

                                                      COVA
                                                 LORD ABBETT

                                                 SERIES TRUST
                                         SERIES FUND, INC.

______________________________________________________________________________
    _______

__

                               QUALITY   GROWTH &     MONEY     STOCK      BOND     QUALITY     SMALL       LARGE      SELECT
                               --------  ---------  ---------  -------  ----------  --------  ----------  ----------  --------
                                INCOME    INCOME     MARKET     INDEX   DEBENTURE     BOND    CAP STOCK   CAP STOCK    EQUITY
                               --------  ---------  ---------  -------  ----------  --------  ----------  ----------  --------
Balances at Commencement
-----------------------------
   of Operations                     0          0          0        0           0         0           0           0         0
-----------------------------  --------  ---------  ---------  -------  ----------  --------  ----------  ----------  --------
Units Sold                       1,387         --    188,325    1,057          --        --          --          --        --
-----------------------------  --------  ---------  ---------  -------  ----------  --------  ----------  ----------  --------
Units Redeemed                     (16)        (1)       (28)    (114)         --        --          --          --        --
-----------------------------  --------  ---------  ---------  -------  ----------  --------  ----------  ----------  --------
Units Transferred                7,331      7,198   (159,788)  12,441          --        --          --          --        --
-----------------------------  --------  ---------  ---------  -------  ----------  --------  ----------  ----------  --------

Balance at December 31, 1995     8,702      7,197     28,509   13,384   N/A         N/A       N/A         N/A         N/A
-----------------------------  --------  ---------  ---------  -------  ----------  --------  ----------  ----------  --------

Units Sold                       3,762      2,136    429,882    9,129      10,897     9,984      43,638      50,898    74,928
-----------------------------  --------  ---------  ---------  -------  ----------  --------  ----------  ----------  --------
Units Redeemed                  (1,485)      (596)       (10)    (805)        (31)     (152)       (288)       (649)     (830)
-----------------------------  --------  ---------  ---------  -------  ----------  --------  ----------  ----------  --------
Units Transferred                8,258     31,613   (431,287)  28,718      28,679    54,702      69,768      75,982   111,411
-----------------------------  --------  ---------  ---------  -------  ----------  --------  ----------  ----------  --------

Balances at December 31, 1996   19,237     40,350     27,094   50,426      39,545    64,534     113,118     126,231   185,509
-----------------------------  --------  ---------  ---------  -------  ----------  --------  ----------  ----------  --------


                                 INTL    GROWTH &
                               --------  ---------
                                EQUITY    INCOME      TOTAL
                               --------  ---------  ----------
                                                       Balances at Commencement
-----------------------------
   of Operations                     0          0           0
-----------------------------  --------  ---------  ----------
Units Sold                          --     21,839     212,608
-----------------------------  --------  ---------  ----------
Units Redeemed                      --       (527)       (686)
-----------------------------  --------  ---------  ----------
Units Transferred                   --    104,243     (28,575)
-----------------------------  --------  ---------  ----------

Balance at December 31, 1995   N/A        125,555     183,347
-----------------------------  --------  ---------  ----------

Units Sold                      55,862     61,744     752,860
-----------------------------  --------  ---------  ----------
Units Redeemed                    (448)    (5,839)    (11,133)
-----------------------------  --------  ---------  ----------
Units Transferred               68,618    193,844     240,307
-----------------------------  --------  ---------  ----------

Balances at December 31, 1996  124,032    375,304   1,165,381
-----------------------------  --------  ---------  ----------




COVA FINANCIAL
LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Financial Statements

December 31, 1996, 1995 and 1994

(With Independent Auditors Report Thereon)

                         INDEPENDENT AUDITORS REPORT


The Board of Directors and Shareholder
Cova Financial Life Insurance Company:


We have audited the accompanying balance sheets of Cova Financial Life Insurance Company (a wholly owned subsidiary of Cova Financial Services Life Insurance Company) as of December 31, 1996 and 1995 and the related statements of income, shareholders equity and cash flows for the year ended December 31, 1996 and the period from June 1, 1995 to December 31, 1995 (Successor periods), and from January 1, 1995 to May 31, 1995, and for the year ended December 31, 1994 (Predecessor periods). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free
from  material  misstatement.    An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cova Financial Life Insurance Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the Successor periods, in conformity with generally accepted accounting principles. Also, in our opinion, the aforementioned Predecessor financial statements present fairly, in all material respects, the results of its operations and its cash flows for the Predecessor periods, in conformity with generally accepted accounting principles.






St. Louis, Missouri
March 7, 1997

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Balance Sheets

December 31, 1996 and 1995
(In thousands of dollars)


             ASSETS                                                  1996
  1995

Investments:
  Debt securities available for sale at market
(cost of $71,257 in 1996 and $37,242 in 1995)           $ 71,263  $ 38,092
  Policy loans                                             1,048     1,063
  Short-term investments available for sale at market
(cost of $44 in 1996 and $988 in 1995)                        44       984

Total investments                                         72,355    40,139

Cash and cash equivalents - interest bearing               4,150     5,157
Cash - non-interest bearing                                2,485       977
Accrued investment income                                  1,122       566
Deferred policy acquisition costs                          3,321     1,164
Present value of future profits                            1,178       576
Goodwill                                                   2,034     2,306
Deferred tax asset (net)                                   1,115     1,007
Receivable from OakRe                                     92,238   127,335
Reinsurance receivables                                       51       458
Other assets                                                  44        44
Separate account assets                                   18,880     3,451

Total Assets                                            $198,973  $183,180
                                                        ========  ========


                               See accompanying notes to financial statements.
                                                                   (Continued)

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                                     Balance Sheets, Continued

                                                    December 31, 1996 and 1995
                                                     (In thousands of dollars)


LIABILITIES AND SHAREHOLDERS EQUITY                         1996        1995

Policyholder deposits                                     $154,566  $154,458
Future policy benefits                                       4,561     4,369
Accounts payable and other liabilities                       1,794     1,116
Future purchase price payable to OakRe                         683     1,265
Guaranty assessments                                         1,585     1,838
Separate account liabilities                                18,880     3,451

Total Liabilities                                          182,069   166,497

Shareholders equity:
  Common stock, $233 par value. (Authorized 30,000
     shares; issued and outstanding 12,000 shares in
1996 and 1995)                                               2,800     2,800
  Additional paid-in capital                                13,523    13,523
  Retained earnings                                            580       168
  Net unrealized appreciation on securities, net of tax          1       192

Total Shareholders Equity                                   16,904    16,683

Total Liabilities and Shareholders Equity                 $198,973  $183,180
                                                          ========  ========



                               See accompanying notes to financial statements.

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                                          Statements of Income

                                 Years ended December 31, 1996, 1995, and 1994
                                                     (In thousands of dollars)

                                                THE COMPANY             PREDECESSOR
                                                            7 MONTHS       5 MONTHS
                                                                ENDED         ENDED
                                                 1996    12/31/95      5/31/95
                                                                               1994

Revenues:
  Premiums                                     $  488   $  142   $    82   $ 1,335
  Net investment income                         4,176    1,419     5,271    15,101
  Net realized gain (loss) on sale of
    investments                                   (28)     118      (272)      318
  Separate account charges                        134       10        --        --
  Other income/(expense)                           35       (7)       57       138

Total revenues                                  4,805    1,682     5,138    16,892

Benefits and expenses:
  Interest on policyholder deposits             2,563      788     5,034    13,361
  Current and future policy benefits              722      115       178     1,452
  Operating and other expenses                    570      309       814     1,384
  Amortization of purchase intangible assets       66      157        --        --
  Amortization of deferred acquisition costs      187        5       522     6,979

Total benefits and expenses                     4,108    1,374     6,548    23,176

Income/(loss) before income taxes                 697      308    (1,410)   (6,284)

Income tax:
  Current                                         351       --      (362)      (80)
  Deferred                                        (66)     140      (201)   (2,050)

Total income tax expense/(benefit)                285      140      (563)   (2,130)

Net Income/(Loss)                              $  412   $  168   $  (847)  $(4,154)
                                               =======  =======  ========  ========


                               See accompanying notes to financial statements.

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                             Statements of Shareholders Equity

                                  Years ended December 31, 1996, 1995 and 1994
                                                     (In thousands of dollars)

                                                       THE COMPANY            PREDECESSOR
                                                            7 MONTHS     5 MONTHS
                                                             ENDED        ENDED
                                                    1996    12/31/95     5/31/95     1994

Common stock ($233 par value in 1996 and
12/31/95, $50 par value for 5 mos. ended
5/31/95, 1994 & 1993; authorized 30,000
   shares;issued and outstanding 12,000
   shares in 1996, 1995 & 1994)
  Balance at beginning of period                                          $ 2,800  $ 2,800   $   600   $   600
  Par value adjustment                                                         --       --     2,200        __

Balance at end of period                                                    2,800    2,800     2,800       600

Additional paid-in capital:
Balance at beginning of period                                             13,523   18,093    17,200     8,200
Adjustment to reflect purchase acquisition          indicated in note 2
                                                                               --   (7,570)       --        --
Par value adjustment                                                           --             (2,200)
Capital contribution                                                           --    3,000     3,093     9,000

Balance at end of period                                                   13,523   13,523    18,093    17,200

Retained earnings:
  Balance at beginning of period                                              168      209     4,045     8,199
 Adjustment to reflect purchase acquisition         indicated in note 2        --
                                                                                      (209)       --        --
  Net income/(loss)                                                           412      168      (847)   (4,154)
Adjustment due to financial reinsurance
   transaction with OakRe                                                       -             (2,989)

Balance at end of period                                                  $   580  $   168   $   209   $ 4,045


                               See accompanying notes to financial statements.
                                                                   (Continued)

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                  Statements of Shareholders Equity, Continued

                                  Years ended December 31, 1996, 1995 and 1994
                                                     (In thousands of dollars)


                                                                                  THE COMPANY            PREDECESSOR
                                                                                             7 MONTHS       5 MONTHS
                                                                                                ENDED          ENDED
                                                                           1996      12/31/95       5/31/95     1994

Net unrealized appreciation/(depreciation) of
  securities:
  Balance at beginning of period                                           $   192   $(3,789)   ($11,316)        --
  Adjustment to reflect purchase acquisition         indicated in note 2
                                                                                --     3,789          --         --
  Implementation of change in accounting for
    marketable debt and equity securities, net of
    effects of deferred taxes of $735 and
    deferred acquisition costs of $1,719                                        --        --          --   $  1,366
Change in unrealized appreciation/(depreciation)
    of debt and equity securities                                             (840)      846      15,151    (29,570)
Change in deferred Federal income taxes                                        103      (104)     (4,053)     6,829
Change in deferred acquisition costs
    attributable to unrealized losses/(gains)                                  (69)       --      (3,571)    10,059
Change in present value of future profits
    attributable to unrealized losses/(gains)                                  615      (550)         --         --

Balance at end of period                                                         1       192      (3,789)   (11,316)

Total Shareholders Equity                                                  $16,904   $16,683   $  17,313   $ 10,529



                               See accompanying notes to financial statements.

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                                      Statements of Cash Flows

                                  Years ended December 31, 1996, 1995 and 1994
                                                     (In thousands of dollars)

                                                     THE COMPANY              PREDECESSOR
                                                           7 MONTHS      5 MONTHS
                                                             ENDED         ENDED
                                                   1996     12/31/95      5/31/95     1994

Cash flows from operating activities:
  Interest and dividend receipts             $  3,676   $    934   $  7,283   $ 15,690
  Premiums received                               509        154         90      1,357
  Insurance and annuity benefit payments         (580)      (339)      (252)      (552)
  Operating disbursements                        (768)      (490)    (1,038)    (1,482)
  Taxes on income refunded (paid)                (341)        --      1,975       (856)
  Commissions and acquisition costs paid       (2,413)    (1,169)      (542)    (1,262)
  Other                                          (183)       360      6,299        200

Net cash provided by/(used in) operating         (100)      (550)               13,815    13,095
  activities

Cash flows from investing activities:
  Cash used for the purchase of investment    (42,655)   (52,399)                 (935)  (69,199)
    securities
  Proceeds from investment securities sold     10,635     14,399               151,204   115,994
    and matured
 Investment expenses                              (90)       (57)                  (97)     (320)

Net cash provided by/(used in) investing
  activities                                 $(32,110)  $(38,057)  $150,172   $ 46,475
                                                                              ---------

See accompanying notes to financial statements.
(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Statements of Cash Flows, Continued

Years ended December 31, 1996, 1995 and 1994
(In thousands of dollars)


                                                    THE COMPANY
PREDECESSOR
                                                            7 MONTHS      5 MONTHS
                                                              ENDED         ENDED
                                                   1996     12/31/95       5/31/95
1994


Cash flows from financing activities:
  Policyholder deposits                     $ 38,348   $ 12,442   $   5,614   $ 11,796
  Transfers from/(to) OakRe                   36,553     33,579    (171,081)        --
  Transfer to Separate Accounts              (13,669)    (3,312)         --         --
  Return of policyholder deposits            (28,521)   (26,897)    (15,531)   (43,377)
  Capital contributions received                  --      3,000       3,093      2,500

Net cash provided by/(used in) financing
  activities                                  32,711     18,812    (177,905)   (29,081)

Increase/(decrease) in cash and cash
  equivalents                                    501    (19,795)    (13,918)    30,489

Cash and cash equivalents at beginning of      6,134     25,929      39,847      9,358
  period

Cash and cash equivalents at end of period  $  6,635   $  6,134   $  25,929   $ 39,847


                               See accompanying notes to financial statements.

                                                                   (Continued)

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                           Statements of Cash Flows, Continued

                                  Years ended December 31, 1996, 1995 and 1994
                                                     (In thousands of dollars)

                                                             THE COMPANY               PREDECESSOR
                                                                     7 MONTHS       5 MONTHS
                                                                       ENDED          ENDED
                                                          1996        12/31/95        5/31/95       1994

Reconciliation of net income/(loss) to net cash provided by operating activities:
   Net income/(loss)                                                                $   412   $   168   $  (847)  $(4,154)
   Adjustments to reconcile net income/(loss)
     to net cash provided by operating
       activities:
   Increase/(decrease)in future policy
     benefits (net of reinsurance)                                                      192      (201)      (52)      911
   Increase/(decrease) in payables and
     accrued liabilities                                                                 95       161      (252)      126
   Decrease/(increase) in accrued investment
     income                                                                            (556)     (525)    1,766       636
   Amortization of intangible assets and                                                254       162       522     6,979
     deferred acquisition costs
   Amortization and accretion of securities
     premiums and discounts                                                              73        (9)       32      (369)
   Net realized (gain)/loss on sale of
     investments                                                                         28      (118)      272      (318)
   Interest accumulated on policyholder
     deposits                                                                         2,563       788     5,034    13,361
   Investment expenses paid                                                              90        57        97       320
   Increase/(decrease) in current and deferred
     Federal income taxes                                                               (66)      140     1,412    (2,986)
   Recapture commissions paid to OakRe                                                 (273)     (223)       --        --
   Deferral of acquisition costs                                                     (2,413)   (1,169)     (542)   (1,262)
   Due to/from affiliates                                                                44        27     6,470        --
   Other                                                                               (543)      192       (97)     (149)

Net cash provided by operating activities                                           $  (100)  $  (550)  $13,815   $13,095
                                                                                    ========  ========  ========  ========


                               See accompanying notes to financial statements.

                                         COVA FINANCIAL LIFE INSURANCE COMPANY
 (a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

                                                 Notes to Financial Statements

                                              December 31, 1996, 1995 and 1994

                                      (1)  NATURE OF BUSINESS AND ORGANIZATION

                                                        NATURE OF THE BUSINESS

Cova Financial Life Insurance Company (the Company), formerly Xerox Financial Life Insurance Company (the Predecessor), markets and services single premium deferred annuities, immediate annuities, variable annuities, and single premium whole-life insurance policies. The Company is licensed to do business in the state of California. Most of the policies issued present no significant mortality nor longevity risk to the Company, but rather represent investment deposits by the policyholders. Life insurance policies provide policy beneficiaries with mortality benefits amounting to a multiple, which declines with age, of the original premium.

Under the deferred annuity contracts, interest rates credited to policyholder deposits are guaranteed by the Company for periods from one to ten years, but in no case may renewal rates be less than 3%. The Company may assess surrender fees against amounts withdrawn prior to scheduled rate reset and adjust account values based on current crediting rates. Policyholders also may incur certain Federal income tax penalties on withdrawals.

Although the Company markets its products through numerous distributors, including regional brokerage firms, national brokerage firms and banks, approximately 81%, 71% and 47% of the Companys sales have been through two specific brokerage firms, A.G. Edwards & Sons, Incorporated, and Edward Jones & Company, Incorporated, in 1996, 1995 and 1994, respectively.

     ORGANIZATION

The Company is a wholly owned subsidiary of Cova Financial Services Life Insurance Company (CFSLIC). On December 31, 1996, Cova Corporation, an insurance holding company wholly owned by General American Life Insurance Company (GALIC), transferred 100% of the outstanding shares of the Company to CFSLIC, an affiliated life insurer domiciled in Missouri. The transfer of direct ownership had no effect on the operations of the Company as both CFSLIC and the Company had existed under common management and control prior to the transfer.

Prior to June 1, 1995 Xerox Financial Services , Inc. (XFSI) owned 100% of the shares of the Predecessor. XFSI is a wholly owned subsidiary of Xerox Corporation.

On June 1, 1995 XFSI sold 100% of the issued and outstanding shares of the Predecessor to Cova Corporation in exchange for approximately $13.3 million in cash and $1.1 million in future payables. In conjunction with this Agreement, the Predecessor also entered into a financing reinsurance transaction that caused OakRe Life Insurance Company(OakRe), an affiliate of the Predecessor, to assume the economic benefits and risks of the single premium deferred annuity deposits (SPDAs) which had an aggregate carrying value at June 1, 1995 of $159.0 million. In exchange, the Predecessor transferred specifically identified assets to OakRe with a market value at June 1, 1995 of $162.0 million. Ownership of OakRe was retained by XFSI subsequent to the sale of the Predecessor and other affiliates. The Receivable from OakRe to the Company that was created by this transaction will be liquidated over the remaining crediting rate guaranty periods (which will be substantially expired by the year 2000) by the transfer of cash in the amount of the then current account value, less a recapture commission fee to OakRe on policies retained beyond their 30-day no-fee surrender window by the Company, upon the next crediting rate reset date of each annuity policy. The Company may then reinvest that cash for those policies that are retained and thereafter assume the benefits and risks of those deposits.

In the event that both OakRe and XFSI default on the receivable, the Company may draw funds from a standby bank irrevocable letter of credit established by XFSI in the amount of $500 million. No funds were drawn on this letter of credit during the periods ending December 31, 1996 and 1995.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

In substance, terms of the agreement have allowed the seller, XFSI, to retain substantially all of the existing financial benefits and risks of the existing business, while the purchaser, GALIC, obtained the corporate operating and product licenses, marketing and administrative capabilities of the Company, and access to the retention of the policyholder deposit base that persists beyond the next crediting rate reset date.



(2)  CHANGE IN ACCOUNTING

Upon closing of the sale, the Company restated its financial statements in accordance with "push down purchase accounting", which allocates the net purchase price of $13.3 million according to the fair values of the acquired assets and liabilities, including the estimated present value of future profits. These allocated values were dependent upon policies in force and market conditions at the time of closing, however, these allocations were not finalized until 1996. The table below summarizes the final allocation of purchase price.

                   (In Millions)

Assets acquired:
  Policy loans                     $    0.9
  Cash and cash equivalents            25.9
  Short term investment                 0.1
  Present value of future profits       1.1
  Goodwill                              2.2
  Deferred tax benefit                  1.5
  Reinsurance receivable              156.3
  Other assets                          0.1
                                   --------
                                   $  188.1
Liabilities assumed:
  Policyholder deposits            $  168.7
  Future policy benefits                4.5
  Future purchase price payable         1.1
  Deferred income taxes                 0.2
  Other liabilities                     0.3
                                   $  174.8
                                   --------
 Adjusted purchase price           $   13.3
                                   ========


In addition to revaluing all material tangible assets and liabilities to their respective estimated market values as of the closing date of the sale, the Company also recorded in its financial statements the excess of cost over fair value of net assets acquired (goodwill) as well as the present value of future profits to be derived from the purchased and reinsured business. These amounts were determined in accordance with the purchase method of accounting. This new basis of accounting resulted in a reduction in shareholders equity of approximately $4.0 million in 1995 reflecting the application of push down purchase accounting. The Companys financial statements subsequent to June 1, 1995 reflect this new basis of accounting.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

All amounts for periods ended before June 1, 1995 are labeled Predecessor and are based on Predecessor historical costs. The periods ending on or after such date are labeled The Company and are based on the new cost basis of the Company or fair values at June 1, 1995 and the subsequent results of operations.

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     INVESTMENTS

Investments in all debt securities and short term investments and those equity securities with readily determinable market values are classified into one of three categories: held-to-maturity, trading, or available-for-sale. Classification of investments is based on management's current intent. All debt securities and short term investments at December 31, 1996 and 1995 were classified as available-for-sale. Securities available-for-sale are carried at market value, with unrealized holding gains and losses reported as a separate component of shareholders equity, net of deferred effects of income tax and related effects on deferred acquisition costs and present value of future profits.

Amortization of the discount or premium from the purchase of mortgage-backed bonds is recognized using a level-yield method which considers the estimated timing and amount of prepayments of the underlying mortgage loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments previously anticipated and the actual prepayments received and currently anticipated. When such a difference occurs, the net investment in the mortgage-backed bond is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the bond, with a corresponding charge or credit to interest income (the "retrospective method").

Investment income is recorded when earned. Realized capital gains and losses on the sale of investments are determined on the basis of specific costs of investments and are credited or charged to income.

A realized loss is recognized and charged against income if the Company's carrying value in a particular investment in the available-for-sale category has experienced a significant decline in market value that is deemed to be other than temporary.

     CASH AND CASH EQUIVALENTS

Cash and cash equivalents include currency and demand deposits in banks, US Treasury bills, money market accounts, and commercial paper with maturities under 90 days, which are not otherwise restricted.

     SEPARATE ACCOUNT ASSETS

Separate accounts contain segregated assets of the Company that are specifically assigned to variable annuity policyholders in the separate accounts and are not available to other creditors of the Company. The earnings of separate account investments are also assigned to the policyholders in the separate accounts, and are not guaranteed or supported by the other general investments of the Company. The Company earns mortality and expense risk fees from the separate accounts and assesses withdrawal charges in the event of early withdrawals. Separate accounts assets are valued at fair market value.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

     DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new business which vary with and are directly related to the production of new business, principally commissions, premium taxes, sales costs, and certain policy issuance and underwriting costs, are deferred.
  These deferred costs are amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities gains and losses, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of deferred acquisition costs is adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception of the policies and contracts. The amortization and adjustments resulting from unrealized gains and losses is not recognized currently in income but as an offset to the unrealized gains and losses reflected as a separate component of equity.

The components of deferred policy acquistion costs are shown below:

                                             THE COMPANY
PREDECESSOR
                                                      7 MONTHS     5 MONTHS
                                                        ENDED        ENDED
(In thousands)                             1996       12/31/95      5/31/95
    1994

Deferred policy acquisition costs,
  beginning of period                $1,164   $ 6,167   $ 9,718   $ 7,095
Effects of push down purchase
  accounting                             --    (6,167)       --        --
Commissions and expenses deferred     2,413     1,169       542     1,262
Amortization                           (187)       (5)     (522)   (6,979)
Deferred policy acquisition costs
  attributable to unrealized
    gains/(losses)                      (69)       --    (3,571)    8,340
Deferred policy acquistion costs,
  end of period                      $3,321   $ 1,164   $ 6,167   $ 9,718
                                     =======  ========


     PURCHASE RELATED INTANGIBLE ASSETS AND LIABILITIES

In accordance with the purchase method of accounting for business combinations, two intangible assets and a future payable related to accrued purchase price consideration were established as of the purchase date:

     PRESENT VALUE OF FUTURE PROFITS

As of June 1, 1995 the Company established an intangible asset which represents the present value of future profits to be derived from both the purchased and transferred blocks of business. Certain estimates were utilized in the computation of this asset including estimates of future policy retention, investment income, interest credited to policyholders, surrender fees, mortality costs, and policy maintenance costs discounted at a pre-tax rate of 18% (12% net after-tax).

In addition, as the Company has the option of retaining its SPDA policies after they reach their next interest rate reset date and are recaptured from OakRe, a component of this asset represents estimates of future profits on recaptured business. This asset will be amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities gains and losses, interest credited to accounts, surrender fees, mortality costs, and policy maintenance

(continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

expenses. The estimated gross profit streams are periodically reevaluated and the unamortized balance of present value of future profits will be adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception. The amortization and adjustments resulting from unrealized gains and losses is not recognized currently in income but as an offset to the unrealized gains and losses reflected as a separate component of equity. The amortization period is the remaining life of the policies, which is approximately 20 years from the date of original policy issue.

Based on current assumptions, amortization of the original in-force PVFP asset, expressed as a percentage of the original in-force asset, is projected to be 8.4%, 6.2%, 4.8%, 4.0% and 3.4% for the years ended December 31, 1997 through 2001, respectively. Actual amortization incurred during these years may be more or less as assumptions are modified to incorporate actual results.

During 1996, the Company adjusted its original purchase accounting to include a revised estimate of the ultimate renewal (recapture) rate. This adjustment resulted in a re-allocation of the net purchased intangible asset between present value of future profits, goodwill, future payable and deferred taxes. This final allocation and the resulting impact on inception to date amortization was recorded, in its entirety, in 1996. No restatement of the June 1, 1995 opening Balance Sheet was made.

The components of present value of future profits are shown below:


                                                                The Company
                                                                       7
Months
                                                                        Ended
(In Thousands)                                                1996
12/31/95

Present value of future profits - beginning of period     $  576   $1,233
Interest added                                                74       56
Gross amortization                                             4     (163)
Adjustment due to revised push down purchase accounting      (91)      --
Present value of future profit attributable to
  unrealized losses/(gains)                                  615     (550)
                                                          -------  -------
Present value of future profits - end of period           $1,178   $  576


     FUTURE PAYABLE

Pursuant to the financial reinsurance agreement, the receivable from OakRe becomes due in installments when the SPDA policies reach their next crediting rate reset date. For any recaptured policies that continue in force with OakRe into the next guarantee period, the Company will pay a commission to OakRe of 1.75% up to 40% of policy account values originally reinsured and 3.5% thereafter. On policies that are recaptured and subsequently exchanged to a variable annuity policy, the Company will pay commission to OakRe of 0.50%. The Company has recorded a future payable that represents the present value of the anticipated future commission payments payable to OakRe over the remaining life of the financial reinsurance agreement discounted at an estimated borrowing rate of 6.5%. This liability represents a contingent purchase price payable for the policies transferred to OakRe on the purchase date and has been pushed down to the Company through the financial reinsurance agreement. The Company expects that this payable will be substantially extinguished by the year 2000.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

The components of this future payable are shown below:


                                                                The Company
                                                                       7
Months
                                                                        Ended
(In Thousands)                                                1996
12/31/95

Future payable - beginning of period                     $1,265   $1,438
Interest added                                               39       50
Payments to OakRe                                          (273)    (223)
Adjustment due to revised push down purchase accounting    (348)      --
Future payable - end of period                           $  683   $1,265
                                                         =======  =======


     GOODWILL

Under the push down method of purchase accounting, the excess of purchase price over the fair value of tangible and intangible assets and liabilities acquired is established as an asset and referred to as Goodwill. The Company has elected to amortize goodwill on the straight line basis over a 20 year period.

The components of Goodwill are shown below:


(In Thousands)                                                   The Company
                                                          --------------------
                                                                                 7 Months Ended
                                                                         1996          12/31/95
                                                                                ----------------
Goodwill - beginning of period                            $             2,306   $         2,375
Amortization                                                             (105)              (69)
Adjustment due to revised push down purchase accounting
                                                                         (167)               --

Goodwill - end of period                                  $             2,034   $         2,306

     DEFERRED TAX ASSETS AND LIABILITIES

XFSI and GALIC agreed to file an election to treat the acquisition of the Company as an asset acquisition under the provisions of Internal Revenue Code
Section 338(h)(10). As a result of that election, the tax basis of the Companys assets as of the date of acquisition were revalued based upon fair market values as of June 1, 1995. The principal effect of the election was to establish a tax asset on the tax-basis balance sheet of approximately $2.9 million for the value of the business acquired that is amortizable for tax purposes over ten to fifteen years.

     POLICYHOLDER DEPOSITS

The Company recognizes its liability for policy amounts that are not subject to policyholder mortality nor longevity risk at the stated contract value, which is the sum of the original deposit and accumulated interest, less any withdrawals. The average weighted interest crediting rate on the Companys policyholder deposits as of December 31, 1996 was 5.77%.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

     FUTURE POLICY BENEFITS

Reserves are held for future annuity benefits that subject the Company to risks to make payments contingent upon the continued survival of an individual or couple (longevity risk). These reserves are valued at the present value of estimated future benefits discounted for interest, expenses, and mortality. The assumed mortality is the 1983 Individual Annuity Mortality Tables discounted at 5.50% to 8.50%, depending upon year of issue.

Current mortality benefits payable are recorded for reported claims and estimates of amounts incurred but not reported.

     PREMIUM REVENUE

The Company recognizes premium revenue at the time of issue on annuity policies that subject it to longevity risks.

The Company currently assesses no explicit life insurance premium for its commitment to make payments in excess of its recorded liability that are contingent upon policyholder mortality. Benefits paid in excess of the recorded liability are recognized when incurred as the amounts are not material to the financial statements.

Amounts collected on policies not subject to any mortality or longevity risk are recorded as increases in the policyholder deposits liability.

     FEDERAL INCOME TAXES

Prior to June 1,1995 the revenues and expenses of the Predecessor were included in a consolidated Federal income tax return with its parent company and other affiliates. Allocations of Federal income taxes were based upon separate return calculations.

Subsequent to June 1, 1995 the Company files its own separate income tax return, independent from its ultimate parent, GALIC.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income to the period that includes the enactment date.

     RISKS AND UNCERTAINTIES

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

The following elements of the financial statements are most affected by the use of estimates and assumptions:

     -   Investment market valuation
     -   Amortization of deferred policy acquisition costs
     -   Amortization of present value of future profits
            -   Recoverability of Goodwill

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

The market value of the Company's investments is subject to the risk that interest rates will change and cause a temporary increase or decrease in the liquidation value of debt securities. To the extent that fluctuations in interest rates cause the cash flows of assets and liabilities to change, the Company might have to liquidate assets prior to their maturity and recognize a gain or loss. Interest rate exposure for the investment portfolio is managed through asset/liability management techniques which attempt to control the risks presented by differences in the probable cash flows and reinvestment of assets with the timing of crediting rate changes in the Company's policies and contracts. Changes in the estimated prepayments of mortgage-backed securities also may cause retrospective changes in the amortization period of securities and the related recognition of income.

The amortization of deferred acquisition costs is based on estimates of long-term future gross profits from existing policies. These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the deferred expense.

In a similar manner, the amortization of present value of future profits is based on estimates of long-term future profits from existing and recaptured policies. These gross profits are dependent upon policy retention and lapses, the spread between investment earnings and crediting rates, and the level of maintenance expenses. Changes in circumstances or estimates may cause retrospective adjustment to the periodic amortization expense and the carrying value of the asset.

In accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of (SFAS #121), which was adopted by the Company in the fourth quarter of 1995, the Company has considered the recoverability of Goodwill and has concluded that no circumstances have occurred which would give rise to impairment of Goodwill for the period ending December 31, 1996.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standard No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS #107) applies fair value disclosure practices with regard to financial instruments, both assets and liabilities, for which it is practical to estimate fair value. In cases where quoted market prices are not readily available, fair values are based on estimates that use present value or other valuation techniques.

These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, might not be realized in the immediate settlement of the instruments. SFAS #107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Because of this, and further because a value of a business is also based upon its anticipated earning power, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS
     AND ACCRUED INVESTMENT INCOME:

The carrying values amounts reported in the balance sheets for these instruments approximate their fair values. Short-term debt securities are considered "available for sale" and are carried at fair value.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

     INVESTMENT SECURITIES (INCLUDING MORTGAGE-BACKED SECURITIES):

Fair values for debt securities are based on quoted market prices, where available. For debt securities not actively traded, fair value estimates are obtained from independent pricing services. In some cases, such as private placements and certain mortgage-backed securities, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. (See note 4 for fair value disclosures).

     INVESTMENT CONTRACTS:

The Company's policy contracts require the beneficiaries to commence receipt of payments by the later of age 85 or 10 years after purchase, and substantially all permit earlier surrenders, generally subject to fees and adjustments. Fair values for the Company's liabilities for investment type contracts (Policyholder Deposits) are estimated as the amount payable on demand. As of December 31, 1996 and 1995 the cash surrender value of policyholder funds on deposit were $537,442 and $104,571, respectively, less than their stated carrying value. Of the contracts permitting surrender, 90% provide the option to surrender without fee or adjustment during the 30 days following reset of guaranteed crediting rates. The Company has not determined a practical method to determine the present value of this option.

All of the Company's deposit obligations are fully guaranteed by the acquirer, GALIC, and the receivable from OakRe equal to the SPDA obligations is guaranteed by OakRe's parent, XFSI.

     REINSURANCE

The impact of reinsurance on the December 31, 1996 financial statements is not considered material.

The financing reinsurance agreement entered into with OakRe does not meet the conditions for reinsurance accounting under Generally Accepted Accounting Principles (GAAP). The net assets initially transferred to OakRe were established as a receivable and then are subsequently increased as interest is accrued on the underlying liabilities and decreased as funds are transferred back to the Company when policies reach their crediting rate reset date or benefits are claimed.

     OTHER

Certain 1994 and 1995 amounts have been reclassified to conform to the 1996 presentation.

(4)  INVESTMENTS

The Company's investments in debt securities and short term investments are considered available for sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of shareholders equity. The carrying value and amortized cost of investments at December 31, 1996 and 1995 were as follows:

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements


                                                           1996
                                                        GROSS      GROSS
ESTIMATED
                                          CARRYING   UNREALIZED  UNREALIZED
FAIR     AMORTIZED
                                            VALUE      GAINS      LOSSES
VALUE       COST                                                  (in
thousands of dollars)

Debt Securities:
  US. Government Treasuries            $   101  $  1  $  --   $   101  $   100
  Collateralized mortgage obligations   20,143    81   (119)   20,143   20,181
  Corporate, state, municipalities,
    and political subdivisions          51,019   433   (390)   51,019   50,976

Total debt securities                   71,263   515   (509)   71,263   71,257

Policy loans                             1,048    --     --     1,048    1,048
Short term investments                      44    --     --        44       44

Total investments                      $72,355  $515  $(509)  $72,355  $72,349


                                                               1995
                                                        GROSS      GROSS
ESTIMATED
                                           CARRYING   UNREALIZED UNREALIZED
FAIR     AMORTIZED
                                             VALUE      GAINS      LOSSES
VALUE      COST
                                                    (in thousands of dollars)

Debt Securities:
  US. Government Treasuries              $   104  $  3  $ --   $   104  $   101
  Collateralized mortgage obligations     13,377   237  $(14)   13,377   13,154
  Corporate, state, municipalities, and
    political subdivisions                24,611   624    --    24,611   23,987

Total debt securities                     38,092   864   (14)   38,092   37,242

Policy loans                               1,063    --    --     1,063    1,063
Short term investments                       984     0    (4)      984      988

Total investments                        $40,139  $864  $(18)  $40,139  $39,293
                                         =======  ====  =====  =======  =======



(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

The amortized cost and estimated market value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                                    1996
                                                        ESTIMATED
                                           AMORTIZED      MARKET
                                              COST         VALUE

(in thousands of dollars)
Due after one year through five years    $20,531  $20,572
Due after five years through ten years    28,019   28,010
Due after ten years                        2,527    2,538
Mortgage-backed securities                20,180   20,143
Total                                    $71,257  $71,263

At December 31, 1996, approximately 95.3% of the Company's debt securities are investment grade or are non-rated but considered to be of investment grade.
Of the 4.7% non-investment grade debt securities, all are rated as BB+ or its equivalent.

All debt securities were income producing during the years ended December 31, 1996 and 1995. As of December 31, 1996 and 1995 the Company had no impaired investments.


(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

The components of net investment income, realized capital gains/(losses) and unrealized gains/(losses)were as follows:

                                                              THE COMPANY
PREDECESSOR
                                                                 7 MONTHS     5
MONTHS
                                                                   ENDED
ENDED
                                                         1996    12/31/95
5/31/95     1994
                                                            (in thousands of
dollars)

Income on debt securities                     $3,926   $1,166   $  4,075   $ 15,013
Income on short-term investments                 243      257      1,261        349
Income on policy loans                            86       46         29         57
Miscellaneous interest                             8       --         --          4

Total investment income                        4,263    1,469      5,365     15,423
Investment expenses                              (87)     (50)       (94)      (322)

Net investment income                          4,176    1,419      5,271     15,101

Realized capital gains/(losses) were as
 follows:
  Debt securities                                (28)     118       (272)       320
  Short-term investments                          --       --         --         (2)

Net realized gains/(losses) on
  investments                                 $  (28)  $  118   $   (272)  $    318
                                                       =======  =========  =========

Unrealized gains/(losses) were as follows:
  Debt securities                                  6   $  850   $(10,594)  $(25,749)
  Short-term investments                          --       (4)         1         (1)
  Effects on deferred acquisition costs
    amortization                                 (69)      --      4,767      8,340
  Effects on present value of future
    profits amortization                          65     (550)        --         --
Unrealized gains/(losses) before income tax        2      296     (5,826)   (17,410)
Unrealized income tax benefit/(expense)           (1)    (104)     2,037      6,094

Net unrealized gains (losses) on
   investments                                $    1   $  192   $ (3,789)  $(11,316)


Proceeds from sales, redemptions and paydowns of investments in debt securities during 1996 were $10,635,608. Gross gains of $16,757 and gross losses of $44,311 were realized on those sales. Included in these amounts were $1,355 of gross gains realized on the sale of non-investment grade securities.

Proceeds from sales, redemptions and paydowns of investments in debt securities for the Company during 1995 were $14,400,247 and for the
Predecessor  were  $148,796,033.   Gross gains of $136,104 and gross losses of
$17,789 were realized by the Company on its sales. The Predecessor realized gross gains of $23,293 and gross losses of $295,368 on its sales.

Proceeds from sales, redemptions and paydowns of investments in debt securities during 1994 were $115,993,655. Gross gains of $1,671,736 and gross losses of $1,351,406 were realized on those sales.

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

Unrealized appreciation/(depreciation) of debt securities for the Company in 1996 and 1995, and the Predecessor in 1995 and 1994 were $(844,000), $850,000,
$15,152,000, and $(29,644,000), respectively. Unrealized appreciation/ (depreciation) of debt securities is calculated as the change between the cost and market values of debt securities for the years then ended.

(5)  SECURITIES GREATER THAN 10% OF SHAREHOLDERS EQUITY

As of December 31, 1996 the Company held the following individual securities which exceeded 10% of Shareholders equity:


Long-term Debt   Carrying
Securities       Value
---------------  ----------
Colonial Realty  $2,036,540

As of December 31, 1995 the Company held the following individual securities which exceeded 10% of Shareholders equity:


Long-term Debt           Carrying
Securities               Value
-----------------------  ----------
North American Mortgage  $1,954,398

(6)  POST-RETIREMENT AND POSTEMPLOYMENT BENEFITS

The Company has no direct employees and no retired employees. All personnel used to support the operations of the Company are supplied by contract by Cova Life Management Company (CLMC), a wholly owned subsidiary of Cova Corporation.
  The Company is allocated a portion of certain health care and life insurance benefits for future retired employees of CLMC. In 1996 and 1995, the Company was allocated a portion of benefit costs including severance pay, accumulated vacations, and disability benefits. At December 31, 1996 CLMC had no retired employees nor any employees fully eligible for retirement and had no disbursements for such benefit commitments. The expense arising from these obligations is not material.

(7)  INCOME TAXES

The Company files its own Federal Income Tax return. Amounts payable or recoverable related to periods before June 1, 1995 are subject to an indemnification agreement with XFSI, which has the effect that the Company is not at risk for any income taxes nor entitled to recoveries related to those periods.

Income taxes are recorded in the statements of earnings and directly in certain shareholders equity accounts. Income tax expense (benefit) for the years ended December 31 was allocated as follows:

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements


                                                     THE COMPANY
PREDECESSOR
                                                           7 MONTHS    5 MONTHS
                                                             ENDED      ENDED
                                                     1996   12/31/95   5/31/95
    1994
                                                          (In thousands of
dollars)

Statements of income:
  Operating income (excluded realized
    investment gains and losses)               $ 295   $194   $ (561)  $(2,241)
  Realized investment gains/(losses)             (10)   (54)      (2)      111
  Income tax expense/(benefit) included
    in the statements of income                  285    140     (563)   (2,130)
Shareholders equity:
  Unrealized gains/(losses) on securities
    available for sale and intangible assets    (103)   104    4,053    (6,829)
Total income tax expense/(benefit)             $ 182   $244   $3,490   $(8,959)




The actual Federal income tax expense differed from the expected tax expense computed by applying the US. Federal statutory rate to income before taxes on income as follows:

                                           THE COMPANY                     THE PREDECESSOR
                                                      1995              1995
                                       1996            7 MONTHS          5 MONTHS
1994
                                                     (in thousands of dollars)

Computed expected tax expense      $244  35.0%  $108  35.0%  $(494)  35.0%  $(2,200)  35.0%
Tax-exempt bond interest             --    --     --    --     (70)   5.0        --     --
Amortization of intangible assets    37   5.3     25   8.2      --     --        --     --
Other                                 4    .6      7   2.3       1    (.1)       70   (1.0)

Total                              $285  40.9%  $140  45.5%  $(563)  39.9%  $(2,130)  34.0%
                                                ====  =====  ======  =====  ========  =====


(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 follows:

                                                  1996         1995
                                              (in thousands of dollars)

Deferred tax assets:
Tax basis of intangible assets purchased  $  733  $1,009
Liability for commission on recapture        239     443
Policy reserves                              972     143
DAC Proxy Tax                                556     277
Other Deferred tax assets                      6      81

Total assets                              $2,506  $1,953

Deferred tax liabilities:
Unrealized gains in investments           $    1  $  104
PVFP                                         219     377
Deferred acquisition costs                 1,162     407
Other deferred tax liabilities                 9      58

Total liabilities                          1,391     946

Net deferred tax asset                    $1,115  $1,007
                                                  ======


A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes the deferred tax assets will be fully realized in the future based upon consideration of the reversal of existing temporary differences, anticipated future earnings, and all other available evidence. Accordingly, no valuation allowance is established.

(8)  RELATED-PARTY TRANSACTIONS

The Company has entered into management, operations and servicing agreements with both affiliated and unaffiliated companies. The affiliated companies are Cova Life Management Company (CLMC), a Delaware corporate, which provides management services and the employees necessary to conduct the activities of the Company, and General American Investment Management Company, which provides investment advice. Additionally, a portion of overhead and other corporate expenses are allocated by the Companys ultimate parent, GALIC. The unaffiliated companies are Johnson & Higgins, a New Jersey corporation, and Johnson & Higgins/Kirke Van Orsdel, Inc., a Delaware corporation, which provide various services for the Company including underwriting, claims and administrative functions. The affiliated and unaffiliated service providers are reimbursed for the cost of their services and are paid a service fee. Expenses and fees paid to affiliated companies in 1996 and the seven months of 1995 for the Company were $303,694 and $375,764, respectively, and by the Predecessor in 1995 and 1994 were $334,979 and $674,136 respectively.

(9)  STATUTORY SURPLUS AND DIVIDEND RESTRICTION

Generally accepted accounting principles (GAAP) differ in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory accounting principles).

(Continued)

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

The major differences arise principally from the immediate expense recognition of policy acquisition costs and intangible assets for statutory reporting, determination of policy reserves based on different discount rates and methods, the recognition of deferred taxes under GAAP reporting, the non-recognition of financial reinsurance for GAAP reporting, and the establishment of an Asset Valuation Reserve as a contingent liability based on the credit quality of the Company's investment securities and an Interest Maintenance Reserve as an unearned liability to defer the realized gains and losses of fixed income investments presumably resulting from changes to interest rates and amortize them into income over the remaining life of the investment sold. In addition, SFAS #115 adjustments to record the carrying values of debt securities and certain equity securities at market are applied only under GAAP reporting and capital contributions in the form of notes receivable from an affiliated company are not recognized under GAAP reporting.

Purchase accounting creates another difference as it requires the restatement of GAAP assets and liabilities to their established fair values, and shareholders equity to the net purchase price. Statutory accounting does not recognize the purchase method of accounting.

As of December 31, the differences between statutory capital and surplus and shareholder's equity determined in conformity with generally accepted accounting principles (GAAP) were as follows:

                                                   1996       1995
                                            (in thousands of dollars)

Statutory Capital and Surplus                 $11,176   $11,457
Reconciling items:
  Statutory Asset Valuation Reserves              825       700
  Interest Maintenance Reserve                     34        69
  GAAP investment adjustments to fair value         6       846
  Deferred policy acquisition costs             3,321     1,164
  GAAP basis policy reserves                   (2,101)     (215)
  Deferred federal income taxes (net)           1,115     1,007
  Goodwill                                      2,034     2,306
  Present value of future profits               1,178       576
  Future purchase price payable                  (683)   (1,265)
  Other                                            (1)       38

GAAP Shareholders Equity                      $16,904   $16,683
                                                        ========

Statutory net income (loss) for the years ended December 31, 1996, 1995 and 1994 were $(113,236), $(2,404,316) and $(13,042,271) respectively.

The maximum amount of dividends which can be paid by State of California insurance companies to shareholders without prior approval of the insurance commissioner is the greater of 10% of statutory surplus or statutory net gain from operations for the preceding year. Accordingly, the maximum dividend permissible during 1997 will be $837,581.

The National Association of Insurance Commissioners has developed certain Risk Based Capital (RBC) requirements for life insurers. If prescribed levels of RBC are not maintained, certain actions may be required on the part of the Company or its regulators. At December 31, 1996 the Company's Total Adjusted Capital and Authorized Control Level - RBC were, $12,001,030 and $1,360,234 respectively. This level of adjusted capital satisfies regulatory requirements.

COVA FINANCIAL LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Cova Financial Services Life Insurance Company)

Notes to Financial Statements

(10)  GUARANTY FUND ASSESSMENTS

The Company participates with all life insurance companies licensed in California in an association formed to guarantee benefits to policyholders of insolvent life insurance companies. Under the state law, as a condition for maintaining the Companys authority to issue new business, the Company is contingently liable for its share of claims covered by the guaranty association for insolvencies incurred through 1996, but for which assessments have not yet been determined nor assessed, to a maximum generally of 1% of statutory premiums per annum.

At December 31, 1996, the National Organization of Life and Health Guaranty Associations (NOLHGA) distributed a study of the major outstanding industry insolvencies, with estimates of future assessments by state. Based on this study, the Company has accrued a liability for approximately $1.6 million in future assessments on insolvencies that occurred before December 31, 1996. Under the coinsurance agreement between the Company and OakRe (see note 1), OakRe is required to reimburse the Company for any future assessments that it pays which relate to insolvencies occurring prior to June 1, 1995. As such, the Company has recorded an additional receivable from OakRe for $1.6 million.

At the same time, the Company is liable to OakRe for 80% of any future premium tax recoveries that are realized from any such assessments and may retain the







                                    PART C
                              OTHER INFORMATION

ITEM 24.   FINANCIAL STATEMENTS AND EXHIBITS.

a.   FINANCIAL STATEMENTS

The following financial statements of the Separate Account are included in Part B hereof:

     1.  Statement of Assets and Liabilities - September 30, 1997 (Unaudited.)

     2. Statement of Operations For the Nine Months Ended September 30, 1997 (Unaudited.)

     3. Statement of Changes in Contract Owners Equity For the Nine Months Ended September 30, 1997 (Unaudited).

     4. Statement of Changes in Contract Owners Equity For the Year Ended December 31, 1996.

     5. Notes to Unaudited Financial Statements for the Nine Months Ended September 30, 1997.

     6.  Independent Auditor's Report.

     7.  Statement of Assets and Liabilities as of December 31, 1996.

     8.  Statement of Operations for the year ended December 31, 1996.

     9. Statement of Changes in Contract Owner's Equity for the year ended December 31, 1996 and for the period from June 19, 1995 (commencement of operations) through December 31, 1995.

     10. Financial Highlights for the year or period ended December 31, 1996 and for the period from commencement of operations through December 31, 1995.

     11. Notes to Financial Statements for the year ended December 31, 1996 and for the period from June 19, 1995 (commencement of operations) through December 31, 1995.

The following financial statements of the Company are included in Part B hereof:

     1.  Independent Auditor's Report.

     2.  Balance Sheets as of December 31, 1996 and 1995.

     3.  Statements of Income as of December 31, 1996, 1995 and 1994.

     4. Statements of Shareholder's Equity for the Years Ended December 31, 1996, 1995 and 1994.

     5. Statements of Cash Flows for the Years Ended December 31, 1996, 1995 and 194.

     6.  Notes to Financial Statements - December 31, 1996, 1995 and 1994.

b.   EXHIBITS

     1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account*

     2.  Not Applicable

     3.  (i)  Form of Principal Underwriter's Agreement
         (ii) Form of Selling Agreement

     4. (i) Individual Flexible Purchase Payment Deferred Variable and Fixed Annuity Contract**
        (ii)  Death Benefit Rider**
        (iii) Rider - Nursing Home Waiver**

     5.  Application for Variable Annuity

     6.  (i)  Copy of Articles of Incorporation of the Company
        (ii)  Copy of the Bylaws of the Company

     7.  Not Applicable

     8.  Form of Fund Participation Agreements

     9.  Opinion and Consent of Counsel

    10.  Consent of Independent Accountants

    11.  Not Applicable

    12.  Not Applicable

    13.  Not Applicable

    14.  Company Organizational Chart**

    27.  Not Applicable

       * incorporated by reference to Xerox Variable Annuity Account Five, Form N-4 (File No. 33-50174) as filed on July 29, 1992.

      ** incorporated by reference to Registrant's Form N-4 ,(File Nos. 333-34817 and 811-07060) electronically filed on September 2, 1997.

ITEM 25.   DIRECTORS AND OFFICERS OF THE DEPOSITOR.

The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:

Name and Principal                Positions and Offices
 Business Address                 with Depositor
--------------------------------  --------------------------------
Richard A. Liddy                  Chairman of the Board and Director
700 Market Street
St. Louis, MO 63101


Leonard M. Rubenstein             Director
700 Market Street
St. Louis, MO 63101

Lorry J. Stensrud                 President and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Mark E. Reynolds                  Executive Vice President and Director
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

John W. Barber                    Director
13045 Tesson Ferry Rd.
St. Louis, MO 63128

Jerome P. Darga                   Vice President and Assistant Secretary
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Connie A. Doern                   Vice President
1776 West Lakes Parkway
West Des Moines, IA 50266

Judy M. Drew                      Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Patricia E. Gubbe                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Philip A. Haley                   Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Christopher S. Harden             Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

J. Robert Hopson                  Vice President,
One Tower Lane, Suite 3000        Chief Actuary and Director
Oakbrook Terrace, IL  60181-4644

E. Thomas Hughes, Jr.             Treasurer and Director
700 Market Street
St. Louis, MO 63101


Lisa O. Kirchner                  Vice President
1776 West Lakes Parkway
West Des Moines, IA 50266

Douglas E. Jacobs                 Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

William C. Mair                   Vice President, Controller and
One Tower Lane, Suite 3000        Director
Oakbrook Terrace, IL  60181-4644

Matthew P. McCauley               Assistant Secretary and Director
700 Market Street
St. Louis, MO 63101

Myron H. Sandberg                  Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644

John W. Schaus                    Vice President
One Tower Lane, Suite 3000
Oakbrook Terrace, IL  60181-4644

Peter L. Witkewiz                 Vice President
1776 West Lakes Parkway
West Des Moines, IA 50266

Kent Zimmerman                    Assistant Treasurer
700 Market Street
St. Louis, MO 63101

Frances S. Cook                   Secretary
One Tower Lane, Suite 3000
Oakbrook Terrace, IL 60181-4644



ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

A company organizational chart was filed as Exhibit 14 to Registrant's Form N-4 (File Nos. 333-34817 and 811-07060) filed on September 2, 1997 and is incorporated herein by reference.

ITEM 27.   NUMBER OF CONTRACT OWNERS

Not Applicable

ITEM 28.   INDEMNIFICATION.

The Bylaws of the Company (Article V, Section 9) provide that:

This corporation shall indemnify, to the fullest extent allowed by California law, its present and former directors and officers against expenses, judgments, fines, settlements, and other amounts incurred in connection with any proceeding or threatened proceeding brought against such directors or officers in their capacity as such. Such indemnification shall be made in accordance with procedures set forth by California law. Sums for expenses incurred in defending any such proceeding may also be advanced to any such director or officer to the extent and under the conditions provided by California law.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.   PRINCIPAL UNDERWRITERS.

(a) Cova Life Sales Company is the principal underwriter for the following investment companies (other than Registrant):

Cova Variable Annuity Account One
First Cova Variable Annuity Account One
Cova Variable Life Account One
Cova Variable Life Account Five

(b) Cova Life Sales Company is the principal underwriter for the Contracts. The following persons are the officers and directors of Cova Life Sales Company. The principal business address for each officer and director of Cova Life Sales Company is One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644.

(b)  Name and Principal  Positions and Offices
      Business Address   with Underwriter
-----------------------  ---------------------------

Judy M. Drew             President, Chief Operations
                         Officer and Director

Lorry J. Stensrud        Director

Patricia E. Gubbe        Vice President and Chief
                         Compliance Officer

William C. Mair          Director

Philip A. Haley          Vice President

Frances S.  Cook         Assistant Secretary

Robert A. Miner          Treasurer



(c)  Not applicable.

ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS.

Christopher Harden, whose address is One Tower Lane, Suite 3000, Oakbrook Terrace, Illinois 60181-4644 maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.   MANAGEMENT SERVICES.

Not Applicable.

ITEM 32.   UNDERTAKINGS.

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Cova Financial Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                    REPRESENTATIONS

     The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.



                                  SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Oakbrook Terrace, and State of Illinois on this 7th day of November, 1997.

                                  COVA VARIABLE ANNUITY ACCOUNT FIVE
                                  (Registrant)


                             By:  COVA FINANCIAL LIFE INSURANCE COMPANY


                             By: /s/LORRY J. STENSRUD

                                 _________________________________________


                                  COVA FINANCIAL LIFE INSURANCE COMPANY
                                  Depositor

                             By: /s/LORRY J. STENSRUD
                                 _________________________________________






As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                        Chairman of the Board and
----------------------  Director                  --------
Richard A. Liddy                                  Date

/s/LORRY J. STENSRUD    President and Director     11/7/97
-----------------                                 --------
Lorry J. Stensrud                                  Date


----------------------  Director                  --------
Leonard M. Rubenstein                              Date

                        Director
----------------------                            --------
J. Robert Hopson                                   Date

William C. Mair*        Controller and Director    11/7/97
----------------------                            --------
William C. Mair                                    Date

E. Thomas Hughes, Jr.*  Treasurer and Director     11/7/97
----------------------                            --------
E. Thomas Hughes, Jr.                              Date

Matthew P. McCauley*    Director                   11/7/97
----------------------                            --------
Matthew P. McCauley                                Date

John W. Barber*         Director                   11/7/97
----------------------                            --------
John W. Barber                                     Date

/s/ MARK E. REYNOLDS    Director                   11/18/97
----------------------                            --------
Mark E. Reynolds                                   Date





                                  *By: /s/LORRY J. STENSRUD
                                       ____________________________________
                                       Lorry J. Stensrud, Attorney-in-Fact





                              INDEX TO EXHIBITS

                                      TO

              PRE-EFFECTIVE AMENDMENT NO. 1 (FILE NO. 333-34817)

                                      TO

                                   FORM N-4

                      COVA VARIABLE ANNUITY ACCOUNT FIVE

EXHIBIT NO.                                                     PAGE NO.

EX-99.B3(i)   Form of Principal Underwriters Agreement
EX-99.B3(ii)  Form of Selling Agreement

EX-99.B5      Application for Variable Annuity

EX-99.B6(i)   Articles of Incorporation of the Company
EX-99.B6(ii)  Bylaws of the Company

EX-99.B8      Form of Fund Participation Agreements

EX-99.B9      Opinion and Consent of Counsel

EX-99.B10     Consent of Independent Auditor